PROSPECTUS

                            REGENT BANCSHARES CORP.

                        1,586,659 SHARES OF COMMON STOCK

     This Prospectus relates to the resale of 1,586,659 shares (the "Shares") of Common Stock (the "Regent Common Stock"), $.10 par value, of Regent Bancshares Corp. ("Regent") issued in exchange for 1,120,000 outstanding shares of common stock of Regent National Bank (the "Bank"), par value $1.00 per share (the "Bank Common Stock"), issued in a private placement in April 1997 (the "Bank Offering"). The Shares may be sold from time to time by the holders thereof or by pledgees, donees, transferees or other successors in interest to such holders, at public or private sale at prevailing market prices, prices related to prevailing market prices, negotiated prices or fixed prices and, in the case of sales through brokers, upon payment of normal broker commissions. Regent will receive no cash proceeds from the sale of any Regent Common Stock offered hereunder. Regent has also registered 564,726 shares of Regent Common Stock to be issued upon the conversion of outstanding Regent Preferred Stock. See "Description of Capital Stock -- Regent Preferred Stock."

     Regent Common Stock is traded on the Nasdaq Small-Cap market under the symbol RBNK and the closing bid price of Regent Common Stock on August 13, 1997, was $11 1/8. See "Regent Stock Information."

THE SHARES OF REGENT COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                             CRIMINAL OFFENSE.

     No underwriters will be used in connection with the distribution of the Regent Common Stock. No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus, and information or representations not herein contained, if given or made, must not be relied upon as having been authorized by Regent or the Bank. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby by Regent in any state to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                 The date of this Prospectus is August 14, 1997

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Risk Factors" for certain information that investors should consider prior to acquiring the Shares.

                                     REGENT

     Regent is a one bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Regent was incorporated under the laws of the Commonwealth of Pennsylvania on December 22, 1986 and on November 23, 1987 was merged into a New Jersey corporation with the same name (and which was incorporated on November 2, 1987), with the New Jersey corporation being the surviving entity. Regent became a bank holding company on June 2, 1989 when it completed the acquisition of all of the authorized capital stock of the Bank, Regent's only subsidiary. The Bank commenced operations on June 5, 1989.

     Regent provides banking services through the Bank and does not engage in any activities other than banking activities. Regent is regulated by the Board of Governors of the Federal Reserve System. The executive offices of Regent are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is (215) 546-6500.

                                    THE BANK

     The Bank, a federally-chartered national bank, is regulated by the Office of the Comptroller of the Currency (the "OCC") and is a member of the Federal Reserve System. The deposits held by the Bank are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC") to the maximum permitted by current law.

     The Bank was wholly owned by Regent from June 5, 1989 to April 16, 1997. On April 16, 1997, Regent sold 1,120,000 newly issued shares of the Bank's Common Stock at $8.50 per share, an aggregate of $9,520,000, in a private placement (the "Bank Offering"). As a result, Regent currently owns approximately 53% of the Bank's outstanding Common Stock. The exchange of the Bank Common Stock for Regent Common Stock occurred as of August 15, 1997 at which time the Bank became wholly owned again by Regent. See "Plan of Distribution -- Resale of Regent Common Stock Exchanged for the Bank Common Stock Issued in the Bank Offering."

     The Bank engages in the commercial banking business, serving the banking needs of its customers with a particular focus on small and medium-sized businesses, professionals and other individuals, with an emphasis on the origination of loans in the $100 thousand to $3.0 million range. The Bank's strategy in providing its services is to attempt to respond to each customer's needs and assure that a customer will deal regularly with the same officer of the Bank. The small and mid-sized business and entrepreneurial market in the Bank's service area is large and the Bank believes it can offer the flexibility, speed and personal attention necessary to serve this large market. The banking and broad business experience of the Bank's officers and directors makes the Bank particularly well-suited to serve the individualized needs of this market. The Bank maintains one office at 1430 Walnut Street, Philadelphia, Pennsylvania 19102, where it conducts all of its banking activities. The Bank currently does not intend to expand by opening new branches or competing for the retail consumer market served by large banks in the region, but rather will pursue alternative means of deposit generation.

     At June 30, 1997, the Bank had $212.1 million in assets, $174.3 million in deposits and $75.8 million in net loans. The Bank's primary service area for Community Reinvestment Act ("CRA") purposes is the Delaware Valley which includes the greater Philadelphia metropolitan area and various counties in New Jersey, Delaware and Maryland. Reference is made to the map on page 3.

     The federal and state laws and regulations that are applicable to bank holding companies and banks give regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and generally have been promulgated to protect depositors and deposit insurance funds and not for the purpose of protecting stockholders. Any change in such regulations, whether by an applicable federal or state regulatory authority or federal or state legislative bodies, could have a significant impact on Regent and the Bank. See "Supervision and Regulation."

     The Bank offers a wide range of deposit products, including checking accounts, interest-bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Individual Retirement Accounts.

     A broad range of credit facilities is offered by the Bank to the businesses and residents of its service area, including commercial loans, home improvement loans, mortgage loans and home equity lines of credit. At June 30, 1997, the Bank's legal lending limit was approximately $3.3 million per borrower.

     In addition, the Bank offers safe deposit boxes, travelers' checks, money orders, direct deposit of payroll and Social Security checks, and access to one or more regional or national automated teller networks as well as international services through correspondent institutions. The Bank is also empowered to offer, but does not provide, trust services. The Bank has the power to act as executor of wills and as a trustee for Individual Retirement Accounts, minors and other fiduciaries. Other trust services are provided through correspondent institutions. The Bank has established relationships with correspondent banks and other financial institutions in order to provide other services requested by its customers, including requesting correspondent banks to participate in loans where the loan amount exceeds the Bank's policies or legal lending limit.

     As of July 15, 1997, Regent and the Bank had a total of 32 employees, excluding two temporary employees engaged in the collection of automobile insurance premium finance ("IPF") receivables.

     There is intense competition among financial institutions in the Bank's service area, although the Bank believes its relatively small size and emphasis on personal service provide it with a competitive advantage. The Bank competes with new and established local commercial banks, as well as numerous regionally based commercial banks. There is also competition from out of state financial institutions, thrifts and mutually owned savings banks and savings and loan associations. As of the date hereof, the Bank had attracted, and believes it will continue to attract, its customers from the deposit base of such existing banks and financial institutions and from growth in the Delaware Valley. Many of such banks and financial institutions are well-established and well-capitalized, allowing them to do more advertising and promotion and to provide a greater range of services, including trust services, than the Bank. The Bank's strategy has been and will continue to be emphasizing personalized service, offering competitive rates to depositors and making use of commercial and personal ties of the Bank's stockholders, directors, officers and staff to Delaware Valley businesses and residents.

                                [GRAPHIC OMITTED]

     In the printed version of this document there appears a map depicting sections of Pennsylvania, New Jersey, Delaware and Maryland.

                             Regent Bancshares Corp.
                 Serving the Wealthy & Populous Delaware Valley

                                                       Median
                                    1996              Household
                                 Population            Income
Pennsylvania
Philadelphia                     1,498,085             $29,575
Montgomery                         709,047             $52,815
Bucks                              577,401             $51,846
Delaware                           547,788             $46,770
Lancaster                          449,868             $39,876
Chester                            405,497             $59,444
Berks                              351,468             $37,588
Lehigh                             299,809             $39,818
Northampton                        257,883             $40,667

New Jersey
Camden                             507,206             $41,957
Ocean                              465,948             $39,757
Burlington                         401,107             $52,887
Mercer                             330,871             $51,359
Gloucester                         245,892             $47,319
Atlantic                           234,758             $36,556
Cumberland                         138,573             $36,535
Cape May                            98,897             $35,042
Salem                               64,485             $43,108

Delaware
New Castle                         472,708             $46,586
Kent                               123,130             $36,429

Maryland
Cecil                               79,235             $40,265

NATIONAL AVERAGE                                       $36,153

     In recent years, intense market demands, economic pressures and significant legislative and regulatory action have eroded traditional banking industry classifications which were once clearly defined and have increased competition among banks, as well as between banks and other financial institutions. As a result, banks and other financial institutions have had to diversify their services, generally increase interest paid on deposits and become more cost effective. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. Some of the effects on banks and other financial institutions of these market dynamics and legislative and regulatory changes include increased customer awareness of product and service differences among competitors and increased merger activity.

                                  THE OFFERING

Regent Common Stock to be sold by the
  holders thereof.......................................  1,586,659 shares are registered for resale and may be sold by the holders thereof who acquired the shares in
                                                          exchange for the Bank Common Stock sold in the Bank
                                                          Offering

Regent Common Stock to be offered
  by Regent.............................................  564,726 shares are registered for issuance by Regent upon the conversion of the Regent Preferred Stock

Conversion rate for Regent Preferred Stock..............  One share of Regent Common Stock for each share of
                                                          Regent Series A or Series E Preferred Stock and 1.177
                                                          shares of Regent Common Stock for each share of Regent
                                                          Series B, Series C or Series D Preferred Stock

Regent Common Stock to be outstanding after the
  offering(1)...........................................  3,423,918 shares

------------------
(1) Based on the number of shares of Regent Common Stock outstanding on June 30, 1997. Assumes that all of the Shares offered hereby are exchanged and converted as described herein. Excludes an aggregate of 297,000 shares of Regent Common Stock which at June 30, 1997 were (i) reserved for issuance pursuant to the exercise of outstanding options granted under Regent's 1997 Equity Incentive Plan (the "Plan") and (ii) 25,000 shares of Regent Common Stock reserved for issuance upon the exercise of options that may be granted under the Plan in the future.

RESALE OF REGENT COMMON STOCK EXCHANGED FOR THE BANK COMMON STOCK ISSUED IN THE BANK OFFERING

     As a result of the Bank's losses for the year ended December 31, 1995 and through the first nine months of 1996 and the resulting undercapitalization of the Bank, on October 10, 1996, the Bank entered into a written agreement (the "Regulatory Agreement") with the OCC pursuant to 12 U.S.C. Section1818(b). The Regulatory Agreement required, among other things, that the Bank achieve and maintain a Tier I capital ratio of 6.50% or greater on and after December 31, 1996. At December 31, 1996, the Bank's Tier I capital ratio was 5.65%, and as a result the Bank was no longer in compliance with the Regulatory Agreement. At the direction of the OCC, in February 1997 the Bank filed a revised capital plan with the OCC, the principal element of which was the raising of additional capital for the Bank through the sale of Common Stock of the Bank. Regent's and the Bank's Boards of Directors determined to proceed with the Bank Offering rather than raising capital through the sale of securities by Regent because such Boards of Directors believed Bank Common Stock would be more saleable than Regent Common Stock or Regent Preferred Stock, the Bank Offering could be completed more quickly and the Bank could more quickly achieve compliance with the Regulatory Agreement. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised capital plan. On April 8, 1997, the Bank commenced the Bank Offering. On April 16, 1997, the Bank sold 1,120,000 shares of the Bank's Common Stock for net cash proceeds of approximately $8.9 million. See "Description of Capital Stock -- The Bank Common Stock" for a description of the rights of holders of Bank Common Stock. As a result of the Bank Offering, the Bank's Tier I capital ratio increased to approximately 10.12% on a pro forma basis as of March 31, 1997. As a result, the OCC terminated the Regulatory Agreement on June 25, 1997.

     The Bank Common Stock sold in the Bank Offering is mandatorily exchangeable for Regent Common Stock at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock at any time after (i) the average of the closing bid price of Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) the resale of the Regent Common Stock issuable in exchange for the Bank Common Stock has been registered under the Securities Act of 1933, as amended (the "1933 Act"). Regent, the Bank and each of the holders of the Bank Common Stock issued in the Bank Offering have agreed to enter into an agreement (the "Waiver Agreement"), whereby each of such holders will waive the condition precedent to the exchange relating to the bid price of Regent Common Stock which agreement will permit such exchange of Regent Common Stock for Bank Common Stock to occur as of August 15, 1997. See "Plan of Distribution -- Resale of Regent Common Stock Exchanged for the Bank Common Stock Issued in The Bank Offering" for information concerning the exchange procedures that will be utilized in connection with the exchange of Regent Common Stock for Bank Common Stock.

SHARES TO BE ISSUED UPON THE CONVERSION OF THE REGENT PREFERRED STOCK

     On June 1, 1989, Regent completed a public offering that included 530,000 shares of Regent's Series A Preferred Stock. Subsequently thereto, Regent has paid annual dividends on the Regent Series A Preferred Stock at the rate of one share of Regent Preferred Stock for each ten outstanding shares of Regent Series A Preferred Stock. Payment of this annual dividend was effected by the issuance of Regent Series B Preferred Stock in 1990, Regent Series C Preferred Stock in 1991, Regent Series D Preferred Stock in 1992 and Regent Series E Preferred Stock in 1993 and subsequent years. In addition, Regent sold 16,364 shares of Regent Series A Preferred Stock in March 1997 in a private placement.

     All of the Regent Preferred Stock is redeemable at any time at the option of Regent upon not less than 30 days notice at a price of $10.00 per share plus declared but unpaid dividends. All of the Regent Preferred Stock is also convertible into Regent Common Stock at any time at the option of the holder thereof at the rate of one share of Regent Common Stock for each share of Regent Series A Preferred Stock or Regent Series E Preferred Stock and at the rate of
1.177 shares of Regent Common Stock for each share of Regent Series B Preferred Stock, Regent Series C Preferred Stock or Regent Series D Preferred Stock.

     Since Regent Common Stock has traded at a price in excess of the $10.00 per share redemption price at all times since late April 1997, Regent's Board of Directors has determined to call for redemption during the fourth quarter of 1997 all of the Regent Preferred Stock with the expectation that substantially all of the holders of Regent Preferred Stock will exercise their right to convert their Regent Preferred Stock into Regent Common Stock in order to avoid the diminution in value that would occur if they received the redemption price of $10.00 per share in cash and paid any applicable taxes thereon compared to the current market value of the Regent Common Stock they would receive upon conversion. No fractional shares of Regent Common Stock are issuable upon the conversion of Regent Preferred Stock into Regent Common Stock and, in lieu thereof, an adjustment in cash will be made based upon the last reported sale price of the Regent Common Stock on the date of conversion.

     See "Description of Capital Stock -- Regent Preferred Stock" for a description of the rights of holders of Regent Preferred Stock, including information relating to the conversion of Regent Preferred Stock into Regent Common Stock and the procedures that will be utilized upon the redemption of Regent Preferred Stock. Under the Certificates of Designation applicable to the Regent Preferred Stock, holders of Regent Preferred Stock will be furnished with not less than 30 days prior written notice of the date of redemption of the Regent Preferred Stock and, during such 30-day period, such holders will continue to have the right to convert Regent Preferred Stock into Regent Common Stock. Any Regent Preferred Stock not converted into Regent Common Stock prior to the redemption date will thereafter represent only the right to receive in cash the redemption price of $10.00 per share plus any declared but unpaid dividends.

                               RECENT DEVELOPMENTS

     Under the management of Robert B. Goldstein, who took office as Chief Executive Officer of Regent and the Bank on April 14, 1997, a number of important developments have occurred which, in the opinion of management of Regent, establish the foundation for the resumption of profitable operations by Regent commencing with the third quarter of 1997. These developments are as follows:

     o On April 16, 1997, the Bank completed the Bank Offering, which resulted in $8.9 million of new capital for the Bank and increased the Bank's Tier 1 capital ratio to approximately 10.1% as of that date.

     o On June 25, 1997, as a result of the Bank Offering and other improvements in the financial condition and operations of the Bank, the OCC terminated the Regulatory Agreement that had been in effect between the Bank and the OCC since October 10, 1996.

     o Since June 25, 1997, the Bank has satisfied the OCC criteria for a "well-capitalized" institution.

     o During the second quarter of 1997, the Bank entered into agreements to sell the Bank's non-performing and non-earning assets of approximately $8.3 million for $6.3 million. At June 30, 1997, the Bank had completed the sale of $3.3 million of these assets, and the sale of the remainder of those non-performing assets and non-earning will be completed during August 1997. After a related $2.0 million charge against its allowance for loan losses in the second quarter of 1997, the Bank's allowance was $1.4 million at June 30, 1997.

     o During June 1997, the Bank's management determined that the Bank could reduce its full-time personnel level from 45 persons to 32 persons, a reduction of approximately 29%, without disrupting customer service or diminishing new business development efforts. The costs of approximately $110 thousand incurred in connection with the personnel reduction are reflected in the Bank's results of operations for the six months ended June 30, 1997. The personnel reduction will result in annual savings of approximately $600 thousand to the Bank.

     o Regent recognized $900 thousand of its deferred tax asset of approximately $1.6 million in the second quarter of 1997 in accordance with Statement of Financial Accounting Standards No. 109 since it is "more likely than not" that Regent will have sufficient projected tax liability in the foreseeable future.

     o Regent's total assets at June 30, 1997 were $212.1 million, an increase from total assets of $192 million at March 31, 1997.

     o Regent's total loans at June 30, 1997 were $77.2 million, an increase from total loans of $75.2 million at March 31, 1997.

     On the basis of unaudited financial information at June 30, 1997 that includes all adjustments, consisting only of normal recurring accruals which Regent considers necessary for a fair presentation of its results of operations for the six months ended June 30, 1997 and 1996, capsule financial information is as follows (in thousands):

                                                                                       SIX MONTHS ENDED
                                                                                           JUNE 30,
                                                                                      -----------------
                                                                                       1997      1996
                                                                                      ------    -------
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Interest income................................................................     $7,879    $11,123
  Interest expense...............................................................      4,842      6,591
                                                                                      ------    -------
     Net interest income.........................................................      3,037      4,532
  Provision for loan losses......................................................        100      4,050
Non-interest income:
     Service charges and other income............................................         68         56
     Gains on sales of assets....................................................        568         83
Non-interest expense:
     Salaries and benefits.......................................................      1,591        956
     Professional services.......................................................      1,370        431
     Occupancy...................................................................        284        299
     IPF servicing...............................................................        551      1,091
     Other.......................................................................        826        596
                                                                                      ------    -------
        Total....................................................................      4,622      3,373
                                                                                      ------    -------
  Loss before income tax benefit.................................................     (1,049)    (2,752)
  Income tax benefit.............................................................       (900)        --
  Income loss before preferred stock dividends and minority interest.............       (149)    (2,752)
  Loss before minority interest..................................................       (360)    (2,828)
  Net loss.......................................................................       (393)    (2,828)

                                                                       JUNE 30, 1997   DECEMBER 31, 1996
                                                                       -------------   -----------------
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Cash and due from banks............................................     $  3,681         $  4,410
  Overnight investments..............................................        5,247            5,084
  Investment securities available for sale...........................       50,474           30,470
  Investment securities held to maturity.............................       69,854           75,083
  Loans, net of unearned interest and fees...........................       77,220           85,069
  Allowance for loan losses..........................................       (1,371)          (3,060)
  Accrued income receivable..........................................        1,416            1,362
  Premises and equipment, net........................................          642              696
  Prepaid expenses and other assets..................................        4,939            2,790
                                                                          --------         --------
        Total........................................................     $212,102         $201,904
                                                                          ========         ========
  Demand deposits....................................................     $ 12,076         $ 10,986
  NOW and money market deposits......................................        6,608            6,583
  Savings deposits...................................................       42,063           47,830
  Certificates of deposit............................................      113,593          119,727
  Advances from Federal Home Loan Bank...............................       12,697              203
  Subordinated debentures............................................        2,750            2,750
  Accrued interest payable...........................................        3,769            4,792
  Other liabilities..................................................        1,363              900
  Minority interest..................................................        8,932               --
  Shareholders' equity...............................................        8,251            8,133
                                                                          --------         --------
  Total..............................................................     $212,102         $201,904
                                                                          ========         ========

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                            -----------------
                                                                             1997       1996
                                                                            ------     ------
                                                                               (UNAUDITED)
OTHER SELECTED DATA:
  Per share data:
     Loss before minority interest.....................................     $ (.18)    $(2.56)
     Book value at period end*.........................................       5.02       3.92
     Weighted average shares outstanding (in thousands)................      2,023      1,105
  Financial ratios:
     Net interest margin...............................................       3.17%      3.52%
     Return on average assets..........................................       (.15)     (2.10)
     Return on average equity..........................................        N/A        N/A
     Tier 1 capital (Bank only)........................................      10.32       6.37

------------------
* Reflects exchange of Regent Common Stock for Bank Common Stock.

                                  RISK FACTORS

     The shares of Regent Common Stock offered hereby involve a high degree of risk, including the Bank's recent history of losses, the Bank's recent history of significant undercapitalization, the adverse impact on the Bank's future net interest income of the actions taken by the Bank to improve its regulatory capital ratios, the ability of Regent to achieve profitable results of operations, the risks attendant to the expansion of the Bank's business, the adequacy of the Bank's allowance for loan losses, the supervision and regulation to which the Bank is subject, the intense competition the Bank faces, the effect of prevailing economic conditions on the Bank and the restrictions on the payment of dividends by the Bank. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                   (in thousands, except for per share data)

                                                 THREE MONTHS ENDED
                                                    MARCH 31,                       YEAR ENDED DECEMBER 31,
                                                 ------------------    ---------------------------------------------------
                                                   1997       1996       1996       1995       1994       1993       1992
                                                 -------     ------    -------    -------    -------    -------    -------
                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Interest income..............................     $3,999     $5,343    $21,519    $21,160    $17,165    $15,112    $13,519
Interest expense.............................      2,409      3,287     12,461     12,553     11,373      9,921      8,810
                                                  ------     ------    -------    -------    -------    -------    -------
Net interest income..........................      1,590      2,056      9,058      8,607      5,792      5,191      4,709
Provision for loan losses....................       (200)       175      5,092      4,905        860        450        525
                                                  ------     ------    -------    -------    -------    -------    -------
Net interest income after provision for loan
  losses.....................................      1,790      1,881      3,966      3,702      4,932      4,741      4,184
Non-interest income..........................        578         28        212        104        202        156         70
Non-interest expense.........................      2,548      1,546      7,224      7,396      4,372      3,113      2,486
                                                  ------     ------    -------    -------    -------    -------    -------
Income (loss) before provision for income
  taxes......................................       (180)       363     (3,046)    (3,590)       762      1,784      1,768
Income tax expense (benefit).................         --        145       (350)      (463)       259        607        601
                                                  ------     ------    -------    -------    -------    -------    -------
Income (loss) before dividends on preferred
  stock......................................       (180)       218     (2,696)    (3,127)       503      1,177      1,167
Preferred stock dividends....................         83        145        142        487        287        516        317
                                                  ------     ------    -------    -------    -------    -------    -------
Net income (loss) applicable to common
  stock......................................     $ (264)    $   73    $(2,838)   $(3,614)   $   216    $   661    $   850
                                                  ======     ======    =======    =======    =======    =======    =======
EARNINGS (LOSS) PER SHARE:
Primary......................................     $ (.20)    $  .05    $ (2.42)   $ (3.41)   $  0.22    $  0.71    $  0.95
Fully diluted................................        N/A        N/A        N/A        N/A        N/A        N/A       0.82
Book value per share-fully diluted...........       4.43       6.51       4.58       6.55       7.98       8.88       8.38

SELECTED FINANCIAL RATIOS:
Net interest margin..........................       3.36%      3.21%      3.76%      3.56%      2.37%      2.49%      2.87%
Non-interest expense to average total
  assets.....................................       3.77(1)    2.34       2.94       3.00       1.74       1.44       1.47
Return on average total assets...............       (.37)       .33        N/A        N/A        .20        .55        .70
Return on average shareholders' equity.......      (8.97)      8.44        N/A        N/A       3.89       9.29      10.33
Average shareholders' equity to average total
  assets.....................................       4.16       3.91       4.03       5.50       5.14       5.88       6.67
Non-performing assets to total assets at
  period end.................................       2.08       2.98       2.73       3.49       1.68       1.04       2.11
Allowance for loan losses as a percentage of
  period end loans and loans held for sale...       3.02       4.65       3.60       5.47       2.10       1.84       1.94

BALANCE SHEET DATA:

                                              AT MARCH 31,                     AT DECEMBER 31,
                                              ------------  ----------------------------------------------------
                                                  1997        1996       1995       1994       1993       1992
                                              ------------  --------   --------   --------   --------   --------
                                              (UNAUDITED)
Total assets...............................     $192,739    $201,904   $262,512   $243,450   $243,945   $204,800
Federal funds sold.........................        7,600       5,000         --         --      6,000         --
Loans, net of unearned interest and
  fees (2).................................       75,192      85,069    118,784     81,248     72,944     55,531
Investment securities......................      103,980     105,553    138,722    156,664    156,166    140,226
Deposits...................................      177,156     185,126    196,132    161,061    192,393    160,715
Subordinated debentures....................        2,750       2,750      2,750      2,750      2,550         --
Shareholders' equity.......................        7,963       8,133     10,353     12,206     13,126     11,949

------------------
(1) Excludes $722 thousand of merger-related expenses paid to Carnegie Bancorp ("Carnegie").
(2) Including mortgage loans held for sale.

                                  RISK FACTORS

     Regent and the Bank experienced significant losses in the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997 due primarily to an increase in the provision for loan losses that was attributable to delinquent loans. For these and other reasons, shares of Regent Common Stock involve a high degree of risk. The following factors should be considered carefully in evaluating an acquisition of Regent Common Stock.

RECENT OPERATING LOSSES AND RESULTANT UNDERCAPITALIZATION

     For the six months ended June 30, 1997, Regent had a net loss of $393 thousand, compared to a net loss of $2.8 million for the six months ended June 30, 1996. For the year ended December 31, 1995, Regent had a net loss of $3.1 million, and for the year ended December 31, 1996, Regent had a net loss of $2.7 million. These losses resulted primarily from charge-offs of loans 120 or more days past due and increases in the reserve for potential loan losses on the loans that remained outstanding. As a result of the Bank's losses and its resultant undercapitalization, on October 10, 1996, the Bank entered into the Regulatory Agreement with the OCC pursuant to 12 U.S.C. Section1818(b). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information relating to the Regulatory Agreement.

     On April 16, 1997, the Bank completed the Bank Offering, as a result of which the Bank's Tier 1 leverage ratio increased to approximately 10.12% as of that date. On June 25, 1997, the OCC terminated the Regulatory Agreement and the Bank now meets the OCC's requirements for a well-capitalized institution. See "Capitalization" and "Supervision and Regulation."

REMAINING REGULATORY RESTRICTIONS

     The Federal Reserve Bank of Philadelphia (the "FRBP") formally notified Regent, in a letter dated September 6, 1996, of its determination that Regent was in "troubled condition." As a consequence of such condition, Regent must provide the FRBP with 30 days' notice prior to adding any members to its board of directors or engaging any new senior executive officers. In addition to the notice requirement, the FRBP has prohibited Regent, without prior written FRBP approval, from declaring or paying any dividends, repurchasing or redeeming any of its stock and incurring any additional debt, and required Regent to notify the FRBP immediately of any material event that significantly impacts the financial condition of Regent and the Bank. However, the regulatory restrictions will remain in effect unless and until the FRBP determines that it is appropriate to remove the restrictions. See "Supervision and Regulation."

ADVERSE IMPACT ON NET INTEREST INCOME

     During 1997, the Bank's net interest income has been and will continue to be adversely affected by the sale in 1996 of approximately $34.2 million in loans to Carnegie Bank, N.A. and the run-off of the IPF portfolio in the approximate amount of $10 million as well as by the Bank's higher than average level of non-performing assets as of December 31, 1996. Regent reported a net loss for the first six months of 1997 of $393 thousand compared to a net loss for the first six months of 1996 of $2.8 million. The loss for the first six months of 1997 was primarily related to a reduction in net interest income from $4.5 million for the first six months of 1996 to $3.0 million for the first six months of 1997. The increase in noninterest income from $139 thousand in the first six months of 1996 to $568 thousand for the first six months of 1997 was more than offset by an increase in noninterest expense to $4.6 million in the first six months of 1997 from $3.4 million for the first six months of 1996.

REGULATORY CAPITAL REQUIREMENTS; RECENT UNDERCAPITALIZATION

     Section 38 of the Federal Deposit Insurance Act (the "FDIA"), as amended by the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), effective December 1991, and the regulations of the FDIC implementing the prompt corrective action provisions of FDICIA, effective

December 1992, require that the federal banking agencies establish five capital levels for insured depository institutions -- "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" -- and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls. From June 30, 1996 through April 16, 1997, the Bank was significantly undercapitalized. See "Supervision and Regulation." At June 30, 1997, the Bank had a ratio of Total capital 19.58%. A bank is designated as "well capitalized" if it has a ratio of Total capital of 10% or greater. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     There can be no assurance that the Bank will remain "well capitalized" or that it will not be subject to additional capital requirements in the future, either as a result of regulations, guidelines and policies of general applicability or individual regulatory capital requirements that are applied to the Bank. Pursuant to Section 18 of the FDIA, federal banking agencies are required to review their capital standards for insured depository institutions biennially to determine whether those standards require sufficient capital to facilitate prompt corrective action to prevent or minimize loss to the deposit insurance funds. Regulatory authorities could also limit the ability of companies such as Regent and the Bank to include certain deferred income tax assets permitted under generally accepted accounting principles for regulatory capital and regulatory reporting purposes. See "Supervision and Regulation."

RELIANCE ON NEW MANAGEMENT

     Since January 1, 1997, Regent has retained a new President and Chief Executive Officer, who also has been retained as the Bank's new Chairman of the Board and Chief Executive Officer, and a new Executive Vice President and Chief Financial Officer, and the Bank has retained a new Executive Vice President and Chief Lending Officer. In addition, Barbara H. Teaford, formerly Executive Vice President of Regent and the Bank, has become the Bank's new President. Although Regent's new President and Chief Executive Officer and new Executive Vice President and Chief Financial Officer and the Bank's Executive Vice President and Chief Credit Officer have extensive experience in commercial banking, none of them has had prior experience in Regent's market area. Regent's future results of operations will be substantially dependent on its new management personnel. See "Management."

EXTENSIVE REGULATION

     The federal and state laws and regulations that are applicable to bank holding companies and banks give regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and generally have been promulgated to protect depositors and deposit insurance funds and not for the purpose of protecting stockholders. Any change in such regulations, whether by an applicable federal or state regulatory authority or federal or state legislative bodies, could have a significant impact on Regent and the Bank. See "Supervision and Regulation."

IMPACT OF ECONOMIC CONDITIONS

     Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as Regent and the Bank. In particular, because the Bank's lending and deposit-taking activities are conducted primarily in the greater Philadelphia area, economic conditions in that area may affect Regent's financial condition and results of operations. See "Business."

     The Bank's net interest income, which is the difference between the interest income received on its interest-earning assets, including loans and investment securities, and the interest expense incurred in connection with its interest-bearing liabilities, including deposits and borrowings, can be significantly affected by changes in market interest rates. The Bank actively monitors its assets and liabilities in an effort to minimize the effects of changes in interest rates, primarily by altering the mix and maturity of the Bank's loans, investments and funding sources.

ABILITY TO ACHIEVE PROFITABILITY

     Regent's ability to achieve profitability will depend on its ability to attract additional deposits, locate sound loan and investment opportunities, expand the services from which it realizes fee income and identify potential acquisition candidates. In addition, Regent's ability to achieve profitability also depends on the ability of its officers and key employees to manage growth effectively, to attract and retain skilled employees and to expand the capabilities of Regent's management information systems. Accordingly, there can be no assurance that Regent will be successful in managing its growth and the failure to do so would adversely affect Regent's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

     Regent attempts to maintain an allowance for loan losses at a sufficient level to provide for potential losses in the Bank's loan portfolio. The amount of the allowance for loan losses is periodically determined by management based upon consideration of several factors, including an ongoing review of the quality, mix and size of the overall loan portfolio, historical loan loss experience, an evaluation of non-performing loans, an assessment of economic conditions and their related effects on the existing portfolio and the amount and quality of collateral securing loans. However, there is no precise method of predicting loan losses and there can be no assurance that the allowance for loan losses will be sufficient to absorb future loan losses.

     In addition, Regent is seeking to increase rapidly and substantially the size of its loan portfolio. It is not possible to predict how newly originated loans will perform. If loan losses exceed the allowance for loan losses or if new management's view of the risk inherent in the lending function changes, these changes could have an adverse impact on Regent's results of operations and financial condition.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Elements."

NO DIVIDENDS PAID IN THE PAST OR CURRENTLY ANTICIPATED; DIVIDEND RESTRICTIONS

     Because dividends from the Bank are currently Regent's sole source of income, any restrictions on the Bank's ability to pay dividends will act as a restriction on Regent's ability to pay dividends. Under the National Bank Act and the regulations of the OCC applicable to the Bank, the Bank may not pay dividends in a given year in excess of the Bank's net profits, as defined, for that year plus the Bank's retained net profits for the preceding two years without prior permission from the OCC. For the two years ended December 31, 1996 and for the six months ended June 30, 1997, the Bank had no net profits and therefore is currently legally prohibited from paying dividends without the permission of the OCC. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless the Bank makes transfers from retained earnings to capital surplus.

     Unless the Bank has sufficient net profits or obtains the permission of the OCC, as to either of which no assurance can be given, the Bank will not be permitted to pay a dividend to Regent to fund the interest payment of $106 thousand due on Regent's subordinated debentures on September 30, 1997, and Regent will have to seek alternative sources of funds to make this payment, such as the private placement of Regent securities.

     Regent has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock for the foreseeable future. The payment of dividends by Regent is subject to the prior written approval of the FRBP pursuant to the terms of the FRBP's September 6, 1996 letter to Regent. See "Regent Stock Information -- Dividend Policy."

INTENSE COMPETITION

     Intense competition exists in all of the major areas in which Regent and the Bank currently engage in business, particularly for deposits and creditworthy borrowers. Regent and the Bank face competition from various financial and non-financial businesses, many of which have substantially greater resources and capital than do Regent and the Bank. Particularly intense competition exists for loans and deposits. See "Business -- Competition."

CONTROL BY MANAGEMENT

     The executive officers, directors and 5% or greater stockholders of Regent currently own approximately 33.2% of the Regent Common Stock outstanding and will own approximately 26.4% of the Regent Common Stock outstanding after giving effect to the exchange of Regent Common Stock for all of the Bank Common Stock issued in the Bank Offering for Regent Common Stock and the conversion of all outstanding shares of Regent Preferred Stock into Regent Common Stock. Accordingly, such persons will have significant control over the election of the members of Regent's Board of Directors and any other matter submitted to a vote of Regent's stockholders. See "Principal Stockholders."

EFFECT OF FUTURE ISSUANCES OF SECURITIES

     In order to have sufficient capital to facilitate its growth strategy or to fund potential future acquisitions, Regent may have to issue additional securities in the future. If Regent's assets increase in accordance with management's strategy, additional capital could be needed to support those new assets within two to three years. Regent cannot predict the effect, if any, that future issuances of securities will have on the market price of Regent Common Stock, which could be adversely affected.

ANTI-TAKEOVER PROVISIONS

     As a New Jersey corporation, Regent is subject to the New Jersey Shareholders Protection Act which prohibits certain business combinations between Regent and any holder of 10% or more of Regent's outstanding Common Stock. See "Description of Securities -- Anti-takeover Provisions."

FORWARD-LOOKING STATEMENTS

     All statements contained in this Prospectus that are not historical facts are based on current expectations. These statements are forward-looking (as defined in the Private Securities Litigation Reform Act of 1995) in nature and involve a number of risks and uncertainties. Actual results may vary materially, as discussed in this "Risk Factors" section. The factors that could cause actual results to vary materially include: the ability of the Bank to achieve profitable operations and the adequacy of its allowance for loan losses, general business and economic conditions in the Bank's primary lending and deposit-taking areas, future interest rate fluctuations, competition from various financial and non-financial businesses, the ability of Regent and the Bank to comply with current regulatory provisions and any future changes in such provisions, the ability of the Bank to generate loan growth and to improve its net interest margin and other risks that may be described from time to time in the reports that Regent is required to file with the Securities and Exchange Commission (the "Commission"). Regent cautions potential investors not to place undue reliance on any such forward-looking statements.

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of Regent at June 30, 1997 and as adjusted to give effect to the issuance of 1,586,659 shares of Regent Common Stock issued in exchange for the 1,120,000 shares of Bank Common Stock issued in the Bank Offering and the issuance of 564,726 shares of Regent Common Stock upon conversion of the 562,974 outstanding shares of Regent Preferred Stock.

                                                                                             AS ADJUSTED TO
                                                                                              REFLECT THE
                                                                                                ISSUANCE
                                                                             ACTUAL AT        OF 2,151,385
                                                                           JUNE 30, 1997         SHARES
                                                                           -------------     --------------
Shareholders' Equity:
  Series A Convertible Preferred Stock, par value
     $.10 per share, 1,000,000 shares authorized,
     421,764 shares issued and outstanding..............................    $    42,176        $         0
  Series B Convertible Preferred Stock, par value
     $.10 per share, 500,000 shares authorized,
     3,690 shares issued and outstanding................................            369                  0
  Series C Convertible Preferred Stock, par value
     $.10 per share, 500,000 shares authorized,
     2,925 shares issued and outstanding................................            292                  0
  Series D Convertible Preferred Stock, par value
     $.10 per share, 500,000 shares authorized,
     3,280 shares issued and outstanding................................            328                  0
  Series E Convertible Preferred Stock, par value
     $.10 per share, 500,000 shares authorized,
     131,315 shares issued and outstanding..............................         13,131                  0
  Regent Common Stock, par value $.10 per share:
     10,000,000 shares authorized, 1,272,533 shares issued
     and outstanding and 3,423,918 shares issued and
     outstanding as adjusted to reflect issuance of the
     Regent Common Stock offered hereby(1)..............................        127,253            342,392
Additional paid-in capital..............................................     14,778,725         23,518,970
Deficit.................................................................     (6,231,754)        (6,231,754)
Net unrealized loss on securities available-for-sale....................       (479,965)          (479,965)
                                                                            -----------        -----------
Total shareholders' equity(2)...........................................    $ 8,250,555        $17,149,643
                                                                            ===========        ===========
Capital Ratios:
  Shareholders' equity to total assets..................................           3.88%              8.09%
  Tier 1 capital to risk-adjusted assets................................           7.93              15.85
  Total capital to risk-adjusted assets.................................           9.67              17.08
  Tier 1 leverage ratio.................................................           4.42               8.92

------------------
(1) Excludes 380,000 shares of Regent Common Stock reserved for issuance under the Plan. At June 30, 1997, options had been granted to executive officers, directors and employees of the Bank or Regent to purchase an aggregate of 297,000 shares of Regent Common Stock at $6.75 per share, and 25,000 shares were reserved for issuance upon the exercise of options that may be granted under the Plan in the future. See "Management -- 1997 Equity Incentive Plan."
(2) Before minority interest that was eliminated in the third quarter of 1997 by the exchange of Regent Common Stock for Bank Common Stock. See "Plan of Distribution -- Resale of Regent Common Stock Exchanged for the Bank Common Stock Issued in the Bank Offering."

     The following table sets forth the capital ratios of Regent and the Bank as of June 30, 1997, as well as the minimum required regulatory capital for Regent and the Bank.

                                                                  REQUIRED
REGENT                                        JUNE 30, 1997  REGULATORY MINIMUM
------                                        -------------  ------------------
Risk-based capital:
  Tier 1 capital...............................    7.93%           4.00%
  Total capital................................    9.67            8.00
Leverage ratio.................................    4.42          3.00-5.00


                                                                  REQUIRED
THE BANK                                      JUNE 30, 1997  REGULATORY MINIMUM
--------                                      -------------  ------------------
Risk-based capital:
  Tier 1 capital..............................    18.35%           4.00%
  Total capital...............................    19.58            8.00
Leverage ratio................................    10.32          3.00-5.00

     Both Regent and the Bank are subject to minimum capital requirements promulgated by the Federal Reserve Bank (the "FRB") and the OCC, their respective primary regulators. See "Supervision and Regulation."

                            REGENT STOCK INFORMATION

     Regent's Common Stock and Series A Convertible Preferred Stock are traded on the Nasdaq Small-Cap Market under the following symbols: Common Stock -- RBNK and Series A Convertible Preferred Stock -- RBNKP. The last reported bid price for Regent Common Stock on August 11, 1997 was $10 7/8, respectively. The following table sets forth the high and low bid prices for Regent's Common Stock and Series A Convertible Preferred Stock for each quarter during 1996 and 1995 and the first three quarters of 1997 through August 13, 1997 as reported by the National Quotation Bureau, Inc.:

                                                                                             REGENT SERIES A
                                                                       REGENT                  CONVERTIBLE
                                                                    COMMON STOCK             PREFERRED STOCK
                                                                --------------------      ---------------------
                                                                LOW BID     HIGH BID      LOW BID      HIGH BID
                                                                -------     --------      -------      --------
1995:
-----
First Quarter...............................................    $ 5 3/4     $ 7          $ 5 3/4       $ 6 3/4
Second Quarter..............................................      5 1/2       6 3/4        5 1/4         6 1/8
Third Quarter...............................................      6          11            5 1/4        11
Fourth Quarter..............................................     10 1/2      11           10            11 1/4

1996:
-----
First Quarter...............................................     10 1/2      12 1/4       10 1/2        12 1/4
Second Quarter..............................................      7 1/4      11 1/2        7 1/2        11 3/4
Third Quarter...............................................      6 1/4       8            6             8
Fourth Quarter..............................................      5 1/2       6 1/2        5 1/2         6

1997:
-----
First Quarter...............................................      5 1/2       6 7/8        5 1/4         6 1/2
Second Quarter..............................................      6 5/8      10 3/4        6 1/2        10 1/2
Third Quarter (through August 13, 1997).....................     10 3/8      11 5/8       10 1/4        11 1/8

     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

DIVIDEND POLICY

     Regent has never paid cash dividends on Regent Common Stock or Regent Preferred Stock, although Regent has paid stock dividends on its Common Stock and Series A Convertible Preferred Stock. Management of Regent intends to follow a policy of retaining any earnings for the foreseeable future for the purpose of strengthening its capital and reserves. In determining the amount of dividends, if any, Regent's Board of Directors will consider, in its discretion, the earnings, capital requirements and financial condition of Regent as well as other relevant factors. The payment of dividends by Regent is subject to prior written approval by the FRBP.

     The payment of dividends to Regent by the Bank is subject to certain restrictions pursuant to federal banking law. In addition, the Bank is subject to certain limitations on the amount of cash dividends that it may pay under the National Bank Act, which provides that in a given year a bank may not pay dividends in excess of its net profits, as defined in the National Bank Act, for that year plus a bank's retained net profits for the preceding two years without the prior permission of the OCC. For the two years ended December 31, 1996 and for the six months ended June 30, 1997, the Bank had no net profits and therefore is currently legally prohibited from paying dividends. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless a bank makes transfers from retained earnings to capital surplus. See Note 3 to the Consolidated Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data and other information of Regent for the periods indicated. The selected consolidated financial data for the four fiscal years ended December 31, 1995 are derived from the Consolidated Financial Statements of Regent audited by Arthur Andersen LLP, independent certified public accountants, whose report thereon is included elsewhere in this Prospectus and for the fiscal year ended December 31, 1996 are derived from the Consolidated Financial Statements of Regent audited by Grant Thornton LLP, independent certified public accountants. Regent's Consolidated Financial Statements as of December 31, 1996 and for the year ended December 31, 1996 and Grant Thornton LLP's report thereon are included elsewhere in this Prospectus. The balance sheet data as of March 31, 1997 and the statement of operations data for the three months ended March 31, 1997 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring approvals, which Regent considers necessary for a fair presentation of its financial position and its results of operations for those periods. Regent's results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1997. The selected consolidated financial data presented below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus. All dollar amounts are in thousands, except per share data.

                                              THREE MONTHS ENDED
                                                   MARCH 31,                     YEAR ENDED DECEMBER 31,
                                              ------------------   ----------------------------------------------------
                                                1997       1996       1996       1995       1994       1993       1992
                                              -------     ------   --------    -------     ------     ------     ------
                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Interest income...........................     $3,999     $5,343   $ 21,519   $ 21,160    $17,165    $15,112    $13,519
Interest expense..........................      2,409      3,287     12,461     12,553     11,373      9,921      8,810
                                               ------     ------    -------    -------     ------     ------     ------
Net interest income.......................      1,590      2,056      9,058      8,607      5,792      5,191      4,709
Provision for loan losses.................       (200)       175      5,092      4,905        860        450        525
                                               ------     ------    -------    -------     ------     ------     ------
Net interest income after provision for
  loan losses.............................      1,790      1,881      3,966      3,702      4,932      4,741      4,184
Non-interest income.......................        578         28        212        104        202        156         70
Non-interest expense......................      2,548      1,546      7,224      7,396      4,372      3,113      2,486
                                               ------     ------    -------    -------     ------     ------     ------
Income (loss) before provision for income
  taxes...................................       (180)       363     (3,046)    (3,590)       762      1,784      1,768
Income tax expense (benefit)..............         --        145       (350)      (463)       259        607        601
                                               ------     ------    -------    -------     ------     ------     ------
Income (loss) before dividends on
  preferred stock.........................       (180)       218     (2,696)    (3,127)       503      1,177      1,167
Preferred stock dividends.................         83        145        142        487        287        516        317
                                               ------     ------    -------    -------     ------     ------     ------
Income (loss) applicable to common stock..     $ (264)    $   73    $(2,838)   $(3,614)    $  216     $  661     $  850
                                               ======     ======    =======    =======     ======     ======     ======
EARNINGS (LOSS) PER SHARE:
Primary...................................     $ (.20)    $  .05    $ (2.42)   $ (3.41)    $ 0.22     $ 0.71     $ 0.95
Fully diluted.............................        N/A        N/A        N/A        N/A        N/A        N/A       0.82
Book value per share-fully diluted........       4.43       6.51       4.58       6.55       7.98       8.88       8.38

SELECTED FINANCIAL RATIOS:
Net interest margin.......................       3.36%      3.21%      3.76%      3.56%      2.37%      2.49%      2.87%
Non-interest expense to average total
  assets..................................       3.77(1)    2.34       2.94       3.00       1.74       1.44       1.47
Return on average total assets............       (.37)       .33        N/A        N/A        .20        .55        .70
Return on average shareholders' equity....      (8.97)      8.44        N/A        N/A       3.89       9.29      10.33
Average shareholders' equity to average
  total assets............................       4.16       3.91       4.03       5.50       5.14       5.88       6.67
Non-performing assets to total assets at
  period end..............................       2.08       2.98       2.73       3.49       1.68       1.04       2.11
Allowance for loan losses as a percentage
  of period end loans and loans held for
  sale....................................       3.02       4.65       3.60       5.47       2.10       1.84       1.94

BALANCE SHEET DATA:

                                                                            AT DECEMBER 31,
                                            AT MARCH 31,  ----------------------------------------------------
                                                1997        1996       1995       1994       1993       1992
                                            ------------  --------   --------   --------   --------   --------
                                            (UNAUDITED)
Total assets.............................     $192,739    $201,904   $262,512   $243,450   $243,945   $204,800
Federal funds sold.......................        7,600       5,000         --         --      6,000         --
Loans, net of unearned interest and
  fees (2)...............................       75,192      85,069    118,784     81,248     72,944     55,531
Investment securities....................      103,980     105,553    138,722    156,664    156,166    140,226
Deposits.................................      177,156     185,126    196,132    161,061    192,393    160,715
Subordinated debentures..................        2,750       2,750      2,750      2,750      2,550         --
Shareholders' equity.....................        7,963       8,133     10,353     12,206     13,126     11,949

------------------
(1) Excludes $722 thousand of merger-related expenses paid to Carnegie.
(2) Including mortgage loans held for sale.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

FINANCIAL OVERVIEW

     Regent, the holding company for the Bank, reported a net loss for the first quarter of 1997 of $180 thousand versus net income for the comparable quarter of 1996 of $218 thousand. The loss for the first quarter of 1997 was primarily related to a reduction in interest income from $5.3 million for the first quarter of 1996 to $4.0 million for the first quarter of 1997, which was 25% lower due to a strategically planned decrease in the Bank's earning assets of 27% that was necessary to improve the Bank's regulatory capital ratios. The positive effect on the Bank's earnings of the $200 thousand negative provision for loan losses in the first quarter of 1997 compared to a provision of $175 thousand in the first quarter of 1996 and the increase in noninterest income from $28 thousand in the first quarter of 1996 compared to $578 thousand in the first quarter of 1997 was more than offset by an increase in noninterest expense to $2.5 million in the first quarter of 1997 from $1.5 million for the first quarter of 1996.

     Total assets of $192.7 million at March 31, 1997 were approximately 5% lower than the $201.9 million at December 31, 1996, as loans decreased from $85.1 million at December 31, 1996 to $75.2 million at March 31, 1997. Total deposits declined to $177.2 million at March 31, 1997 from $185.1 million at year-end 1996.

     A number of major events took place during the first quarter of 1997. First, on January 6, 1997, Joel E. Hyman became Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank. Second, on January 14, 1997, Regent and Carnegie announced the mutual termination of the Amended and Restated Agreement and Plan of Merger ("the Merger Agreement"), which had provided for the merger of the two holding companies and their subsidiary banks, due to changes in their respective strategic focus. Pursuant to the termination of the Merger Agreement, Carnegie was reimbursed for $722 thousand of merger-related expenses Carnegie had incurred, and, in connection therewith, the Bank sold to Carnegie Bank, N.A., with appropriate premium, $6.4 million of loan participations and servicing rights to such loans and loan participations of $27.8 million previously sold by the Bank to Carnegie Bank, N.A. The reimbursement of Carnegie is reported as professional services on the Consolidated Statements of Operations and the premium paid by Carnegie Bank, N.A. is included in the net gain on sale of assets on the Consolidated Statements of Operations. Third, on March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share in a private placement to two accredited investors. Regent used the proceeds from this sale to pay the interest on its subordinated debentures due March 31, 1997.

     In April 1997, two additional developments of significance occurred. First, on April 14, 1997, Robert B. Goldstein became President, Chief Executive Officer and a Director of Regent and Chairman, Chief Executive Officer and a Director of the Bank. Mr. Goldstein succeeded John J. Lyons who had served as the Bank's President and Chief Executive Officer on an interim basis since September 1996 following the resignation of Harvey Porter due to ill health. In addition, Barbara H. Teaford, formerly Executive Vice President and Secretary of Regent and the Bank, became President of the Bank and Amanda V. Perkins became Executive Vice President and Chief Lending Officer of the Bank. Second, on April 16, 1997, the Bank completed the Bank Offering in a private placement for which Keefe, Bruyette & Woods, Inc. served as the Bank's Placement Agent. The Bank Common Stock issued in the Bank Offering is exchangeable for Regent Common Stock at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock at the discretion of Regent at any time after (i) the average of the closing bid price for Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) the Regent Common Stock issuable in exchange for Bank Common Stock has been registered under the 1933 Act. The net proceeds of approximately $8.9 million from the Bank Offering were used to restore the Bank's capital so that the

Bank resumed compliance with certain ratios that the Bank has agreed to maintain pursuant to the Regulatory Agreement dated October 10, 1996 between the OCC and the Bank.

     The Bank had cash collections of approximately $3.4 million during the first quarter of 1997 from the IPF business, which was the original source of the Bank's losses and increased expense in 1995 and 1996. These collections eliminated the year end 1996 receivable of $2.6 million, increased the payable for estimated customer refunds and resulted in approximately $300 thousand in recoveries to the allowance for losses. As the collection activities of this discontinued IPF business wind down in the second quarter of 1997, additional cash receipts are expected to have a favorable effect on the Bank's financial results.

FINANCIAL CONDITION

  Capital Adequacy

     Total shareholders' equity was approximately $8.0 million at March 31, 1997 versus $8.1 million at December 31, 1996. This decline was due to the net loss of $180 thousand for the first quarter of 1997 and an increase in the net unrealized loss on available-for-sale securities from $673 thousand at December 31, 1996 to $769 thousand at March 31, 1997, which was partially offset by the issuance of $106 thousand of Series A Convertible Preferred Stock.

     Capital adequacy standards adopted by federal banking regulators define capital as Tier 1 and Tier 2 capital. All banks are required to have Tier 1 capital of at least 4% of risk-weighted assets and total capital of at least 8% of risk-weighted assets. Tier 1 capital consists of common shareholders' equity, non-cumulative preferred stock and retained earnings and excludes the effects of unrealized gains or losses on securities available for sale. Tier 2 or Total capital includes Tier 1 capital, cumulative preferred stock, qualifying subordinated debt and the allowance for possible loan losses up to a maximum of 1.25% of total risk-weighted assets.

     The following table sets forth the capital ratios of Regent and the Bank as of March 31, 1997 and December 31, 1996 as well as the required minimum regulatory capital ratios. Pursuant to the Regulatory Agreement, the Bank was required to achieve and maintain a Tier 1 leverage ratio of 6.50% at December 31, 1996, which level was not achieved. However, with the aforementioned private placement of Bank Common Stock on April 16, 1997, the proforma Tier 1 leverage ratio at March 31, 1997 was approximately 10.12% versus a reported ratio of 5.90%. The proforma ratio indicates that the Bank would have been in compliance with the capital requirement of the Regulatory Agreement had the private placement been consummated on March 31, 1997 and management expects, absent unforeseen circumstances, that the Bank will be able to maintain a Tier 1 leverage ratio that will continue to be in compliance with the Regulatory Agreement.

                                                                                    REQUIRED
                                                                                   REGULATORY
REGENT                                         MARCH 31, 1997   DECEMBER 31, 1996    MINIMUM
------                                         ---------------  -----------------  ----------
Risk-based capital:
  Tier 1 capital.............................        8.80%            7.65%          4.00%
  Total capital..............................       10.62             9.39           8.00
Tier 1 leverage ratio........................        4.51             4.31         3.00-5.00


                                                                                    REQUIRED
                                                                                   REGULATORY
THE BANK                                       MARCH 31, 1997   DECEMBER 31, 1996    MINIMUM
--------                                       --------------   -----------------  ----------
Risk-based capital:
  Tier 1 capital.............................       11.51%            9.95%          4.00%
  Total capital..............................       12.77            11.21           8.00
Tier 1 leverage ratio........................        5.90             5.65         3.00-5.00

  Asset and Liability Management

     Asset and liability management is the process of maximizing net interest income within the constraints of maintaining acceptable levels of liquidity, interest rate risk and capital. To achieve this objective, the Bank has implemented policies and procedures that utilize a combination of selected investments and funding sources with various maturity structures.

  Liquidity

     Liquidity represents the ability to generate funds at reasonable rates to meet potential cash outflows from deposit customers who need to withdraw funds or borrowers who need available credit. The primary source of the Bank's liquidity has been the Bank's ability to generate deposits.

     Supplementing the deposit base, liquidity is available from the investment portfolio, which consists primarily of mortgage-backed securities issued by U.S. Government agencies and corporations. These securities enhance liquidity not only by their marketability, but they also provide monthly principal and interest payments.

     The liquidity position is also strengthened by the establishment of credit facilities with other banks, the FRBP and the Federal Home Loan Bank of Pittsburgh (the "FHLB"). Investment securities are required to be pledged as collateral for transactions executed under these facilities and provide for an availability of funds on an overnight basis. The FHLB also provides for borrowings on a fixed or floating rate basis with specified maturities of up to 20 years at costs that may sometimes be less expensive than the costs of the Bank's deposit generation process.

  Investment Portfolio

     The investment portfolio, consisting principally of mortgage-backed securities, is coordinated with the liquidity and interest rate sensitivity position of the Bank. With an emphasis on minimizing credit, capital and market risk, the investment portfolio is considered an extension of loans with the objectives of enhancing liquidity and earning a fair return. The investments in mortgage-backed securities consist of a combination of adjustable and fixed rate securities with an emphasis on investments with relatively short weighted average lives. Of the total mortgage-backed securities portfolio with an amortized cost of $92.7 million at March 31, 1997, $16.4 million were adjustable rate and $76.3 million were fixed rate. The estimated weighted average life for the mortgage-backed securities portfolio at March 31, 1997 approximated 5.9 years.

  Interest Rate Sensitivity

     The evaluation of interest rate sensitivity deals with exposure of net interest income to fluctuations in interest rates. It is management's objective to maintain stability in the growth of net interest income by appropriately mixing interest sensitive assets and liabilities. One tool used by management to gauge interest rate sensitivity is a gap analysis which categorizes assets and liabilities on the basis of maturity date, the date of next repricing and the applicable amortization schedule. This analysis summarizes the matching or mismatching of rate sensitive assets versus rate sensitive liabilities according to specified time periods, and provides management with an indication of how interest income may be impacted by changing rate scenarios. For example, an institution with more interest sensitive assets than interest sensitive liabilities is said to have a positive gap. In this example, as interest rates rise, a greater volume of assets is repriceable than liabilities. The net result may be an increase in the net interest margin. Conversely, in a declining rate environment, the net interest margin may decline. In addition to the gap analysis, computer simulations are used to evaluate more specifically the impact of a change in interest rates on liquidity, interest rate spreads/margins and operating results. The simulation model is a more effective tool than an analysis since the simulation analysis is more dynamic. The simulation is particularly beneficial as it can better evaluate the effects of prepayment speeds on the Bank's portfolio of mortgage-backed securities and the impact that prepayments would have on the Bank's liquidity and profitability. Using the result of the simulation analysis, the Bank strives to control its interest rate risk exposure so that its net interest income does not fluctuate by more than 5% assuming that interest rates increase or decrease by 200 basis points over time.

     The blending of fixed and floating rate loans and investments to match the repricing and maturity characteristics of the various funding sources is a continuous process in an attempt to minimize fluctuations in net interest income. An effective tool used by the Bank in this process has been the availability and flexibility of the various FHLB advance programs, which enable the Bank to lock in spreads when appropriate and provide an effective method of matching fixed rate assets with a fixed rate funding source.

     The Bank's objective is to structure its balance sheet, as outlined in the following Interest Sensitivity table, to minimize any significant fluctuation in net interest income. The distribution in the table is based on a combination of maturities, repricing frequencies and prepayment patterns. Floating rate assets and liabilities are distributed based on the repricing frequency of the instrument while fixed rate instruments are based on maturities. Mortgage-backed securities are distributed in accordance with their repricing frequency and estimated prepayment speeds. Deposit liabilities are distributed in two ways. First, certificates of deposit, FHLB advances and subordinated debt are distributed based on existing maturity dates. Second, non-maturity deposits such as NOWs and Savings are divided into a core component, which is not considered interest-sensitive within a year, and a volatile component, which is placed in the 0-3 month time category. This determination is based on a multi-year history in varying interest rate environments.

                                               0 TO 3    4 TO 12    1 TO 3     3 TO 5     AFTER 5
                                               MONTHS     MONTHS     YEARS      YEARS      YEARS       TOTAL
                                              -------    -------    -------    -------    -------     --------
                                                            (IN THOUSANDS, EXCEPT PERCENTAGES)
Investments...............................    $11,328    $   256    $20,876    $28,858    $43,431     $104,749
Loans.....................................     37,146      7,683      9,453     12,442      8,468       75,192
Other earning assets......................      8,980         --         --         --         --        8,980
                                              -------    -------    -------    -------    -------     --------
Total earning assets......................    $57,454    $ 7,939    $30,329    $41,300    $51,899     $188,921

NOW and money market......................    $ 4,089    $    --    $ 3,000    $    --    $    --     $  7,089
Savings...................................      3,755         --     40,000         --         --       43,755
Certificates of deposit...................     20,302     44,340     39,876     12,026         --      116,544
FHLB advances.............................         --         --         --         --        200          200
Subordinated debt.........................         --         --      2,750         --         --        2,750
Net non-interest bearing source of
  funds...................................         --         --         --         --     18,583       18,583
                                              -------    -------    -------    -------    -------     --------
Total sources of funds....................    $28,146    $44,340    $85,626    $12,026    $18,783     $188,921
                                              =======    =======    =======    =======    =======     ========

Period Gap................................     29,308    (36,401)   (55,297)    29,274     33,116
Cumulative Gap............................     29,308     (7,093)   (62,390)   (33,116)
Cumulative Gap as % of total earning
  assets..................................       15.5%      (3.8%)    (33.0%)    (17.5%)

INVESTMENT PORTFOLIO

     The investment portfolio of Regent includes debt securities and non-marketable equities classified as held-to-maturity ("HTM") or available-for-sale ("AFS") which are accounted for and reported based on the guidelines contained in Statement of Financial Accounting Standards No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The HTM portfolio contains investments which Regent has the intention and ability to hold until maturity and is accounted for at amortized cost. The AFS portfolio contains securities and equities that may be sold if circumstances warrant and are accounted for at market value with net unrealized gains or losses reported as a component of shareholders' equity.

     The HTM portfolio consists of mortgage-backed securities issued by U.S. agencies and corporations and collateralized mortgage obligations ("CMOs") of private issuers. The AFS portfolio consists of U.S. agency debt, mortgage-backed securities issued by U.S. agencies and corporations and non-marketable equities, principally issued by the FRBP and the FHLB.

     The portfolios are structured to provide a consistent level of interest income and to generate monthly cash flow to enhance Regent's ability to manage its liquidity needs. Although the stated maturities of mortgage-backed securities and CMOs may be as long as 30 years, the average life of these securities is expected to be considerably shorter due to the effects of normal amortization of principal and prepayments of the residential mortgages underlying these securities. The following table summarizes, by major category, the market value and amortized cost of the AFS and HTM portfolios at March 31, 1997.

                                                           HELD-TO-MATURITY              AVAILABLE-FOR-SALE
                                                     ----------------------------   ----------------------------
                                                     AMORTIZED COST  MARKET VALUE   AMORTIZED COST  MARKET VALUE
                                                     --------------  ------------   --------------  ------------
                                                                            (IN THOUSANDS)
U.S. Agencies......................................     $    --         $    --         $12,000         $11,898
Mortgage-backed securities:
  GNMA.............................................      10,800          10,383              --              --
  FHLMC............................................      29,779          29,165           7,664           7,409
  FNMA.............................................      17,860          17,231          11,053          10,641
Collateralized mortgage obligations................      14,238          14,076              --              --
Non-marketable equity securities...................          --              --           1,355           1,355
                                                        -------         -------         -------         -------
     Total.........................................     $72,677         $70,855         $32,072         $31,303
                                                        =======         =======         =======         =======

     The following table sets forth the range of maturities of debt securities held to maturity at March 31, 1997 based on the weighted average life of the securities for each classification and the weighted average yield for each maturity period:

                                                             WITHIN     AFTER 1 BUT      AFTER 5 BUT
                                                             1 YEAR    WITHIN 5 YEARS  WITHIN 10 YEARS    TOTAL
                                                             ------    --------------  ---------------   -------
                                                                     (IN THOUSANDS, EXCEPT PERCENTAGES)
Mortgage-backed securities................................   $   42        $25,269          $33,128      $58,439
Collateralized mortgage obligations.......................    1,359          3,414            9,464       14,238
                                                             ------        -------          -------      -------
     Total................................................   $1,401        $28,683          $42,592      $72,677
                                                             ======        =======          =======      =======
Weighted Average Yield....................................     6.19%          6.49%            7.37%        7.01%

     The following table sets forth the range of maturities of debt securities available for sale at March 31, 1997 based on the amortized cost, the weighted average life of the securities for each classification and the weighted average yield for each maturity period:

                                                               WITHIN     AFTER 1 BUT      AFTER 5 BUT
                                                               1 YEAR    WITHIN 5 YEARS  WITHIN 10 YEARS    TOTAL
                                                              ---------  --------------  ---------------  ---------
                                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Agencies...............................................    $ --        $12,000          $    --       $12,000
Mortgage-backed securities..................................     288          2,829           15,601        18,717
                                                                ----        -------          -------       -------
     Total..................................................    $288        $14,829          $15,601       $30,717
                                                                ====        =======          =======       =======
Weighted Average Yield......................................    5.90%          6.14%            6.52%         6.37%

     The following table sets forth those CMOs which have a carrying value that exceeded 10% of Regent's shareholders' equity at March 31, 1997. These securities have an investment rating of AA or better.

                                                            CARRYING     MARKET
                                                              VALUE       VALUE
                                                            --------     ------
                                                               (IN THOUSANDS)
Bear Stearns Mortgage Securities Inc.
         Series 1993-2 Class 7............................   $2,149      $2,047
Bear Stearns Mortgage Securities Inc.
         Series 1993-2 Class 5............................    1,667       1,667
Bear Stearns Mortgage Securities Inc.
         Series 1993-2 Class 6............................    1,529       1,529
Bear Stearns Mortgage Securities Inc.
         Series 1993-12 Class 1B..........................    1,209       1,168
Bear Stearns Mortgage Securities Inc.
         Series 1992-04...................................    2,038       2,038
Capstead Securities Corp.
         Series 1992-C-3..................................    1,376       1,312
Resolution Trust Corporation
         Series 1991-M6...................................    1,177       1,177
Saxon Mortgage Security Corp.
         Series 1993-04 Class 1A..........................    2,154       2,154

     Gross unrealized gains and losses on mortgage-backed securities held to maturity at March 31, 1997 were $102 thousand and $2.0 million, respectively, and gross unrealized gains and losses on securities available for sale at March 31, 1997 were $3 and $772 thousand. There were no sales of mortgage-backed securities in the first quarter of 1997. Unrealized losses on the securities generally are the result of higher market interest rates on the securities than the book yield at which the securities are carried on the Bank's financial statements.

LENDING

     Total loans amounted to $75.2 million at March 31, 1997 compared to $85.1 million at December 31, 1996. The decrease of 12% from year end 1996 resulted primarily from the runoff of the IPF receivables and prepayment and principal amortization from the commercial portfolio.

     The following table sets forth the types of loans outstanding by category as of March 31, 1997 and December 31, 1996 (dollars in thousands):

                                              MARCH 31, 1997        DECEMBER 31, 1996
                                             ------------------    ------------------
                                              AMOUNT         %      AMOUNT         %
                                             -------        ---    -------        ---
Commercial and industrial................    $40,944         54%   $46,041         54%
Real estate:
  Construction...........................      9,137         12      9,421         11
  Mortgages-residential..................      9,456         13     10,219         12
  Mortgages-commercial...................     15,169         20     15,985         19
Consumer.................................        911          1      3,827          4
                                             -------        ---    -------        ---
     Total gross loans...................     75,617        100%    85,493        100%
                                                            ===                   ====
Less:
  Net unearned interest and fees.........       (425)                 (424)
                                             -------               -------
  Net loans..............................    $75,192               $85,069
                                             =======               =======

     To meet its asset/liability objectives and to control its interest rate sensitivity exposure, the Bank's strategy is to originate loans with floating rates and with maturities of less than five years. The following table provides a breakdown of loans as of March 31, 1997 that have either predetermined interest rates or floating rates:

                                                WITHIN     AFTER 1 BUT      AFTER 5 BUT
                                                1 YEAR    WITHIN 5 YEARS  WITHIN 10 YEARS    TOTAL
                                               -------    --------------  ---------------   -------
                                                                  (IN THOUSANDS)
Predetermined interest rates.................  $ 3,393       $18,412          $8,468        $30,273
Floating rates...............................   41,861         3,483              --         45,344
                                               -------       -------          ------        -------
     Total...................................  $45,254       $21,895          $8,468        $75,617
                                               =======       =======          ======        =======

NON-PERFORMING ASSETS

     The level of non-performing assets consisting of non-accrual loans, accruing loans past due 90 days or more and other real estate owned amounted to $4.0 million, or 2.08%, of total assets at March 31, 1997, compared to $5.5 million, or 2.73%, of total assets at December 31, 1996. The decrease in non-performing assets in the 1997 first quarter was attributable to loan charge-offs of $892 thousand in non-accruing loan balances, the sale of repossessed properties and principal payments on seriously delinquent loans. The following table sets forth the Bank's non-performing assets at March 31, 1997 and December 31, 1996:

                                                           MARCH 31, 1997   DECEMBER 31, 1996
                                                           ---------------  -----------------
                                                           (IN THOUSANDS, EXCEPT PERCENTAGES)
Non-accrual loans........................................       $3,911            $3,837
Accruing loans 90 days or more past due..................           --               977
                                                                ------            ------
     Total non-performing loans..........................        3,911             4,814
Other real estate owned..................................           96               700
                                                                ------            ------
     Total non-performing assets.........................       $4,007            $5,514
                                                                ======            ======
Non-performing loans to period end loans.................         5.20%             5.66%
Non-performing assets to total assets at period end......         2.08              2.73

     Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial conditions are such that collection of interest and principal is questionable. The non-accrual loans are primarily secured by various types of real estate. No interest income was included in operating income attributable to non-accrual loans in the first quarter of 1997.

     Other real estate owned represents property acquired by foreclosure or deed in lieu of foreclosure and repossessed assets. These assets are initially reported at the lower of the related loan balance or the fair value of the property. Management continues to evaluate the carrying value in relation to its fair value less the estimated costs to sell.

     At March 31, 1997, the recorded investment in loans that are considered to be impaired was $3.9 million. The related allowance for credit losses for these impaired loans was $866 thousand. The reserve evaluation was based on the fair value of the collateral.

     As part of the quarterly review of the risk elements of the portfolio, an evaluation is also made of the adequacy of the allowance for loan losses. In making an assessment of the quality of the loan portfolio and the adequacy of the allowance for loan losses, management takes into consideration such elements as general economic conditions, industry trends, the volume of delinquencies, specific credit review, the value of underlying collateral and other pertinent information. Based on this evaluation, the allowance for loan losses is adjusted by the provision which is charged against income. The following table summarizes the activity in the allowance for loan losses for the three months ended March 31, 1997 and 1996:

                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                   ----------------------------
                                                                                       1997             1996
                                                                                   ----------        ----------
Balance, beginning of period.....................................................  $3,059,773        $6,500,882
Charge-offs:
  Commercial and industrial......................................................     695,143           413,961
  Real estate - residential......................................................     197,051           335,000
                                                                                   ----------        ----------
     Total charge-offs...........................................................     892,194           748,961
                                                                                   ==========        ==========
Recoveries:
  Consumer.......................................................................     306,932                --
                                                                                   ----------        ----------
     Total recoveries............................................................     306,932                --
                                                                                   ----------        ----------
Net (charge-offs) recoveries.....................................................    (585,262)         (748,961)
                                                                                   ----------        ----------
Provision (credited) charged to operations.......................................    (200,000)          175,000
                                                                                   ----------        ----------
Balance, end of period...........................................................  $2,274,511        $5,926,921
                                                                                   ==========        ==========
Annualized net charge-offs as a % of average loans and loans held for sale.......        2.97%             2.49%
Allowance for loan losses as a % of period end loans and loans held for sale.....        3.02              4.65

     Management believes that those loans identified as non-performing are adequately secured and the allowance for loan losses is sufficient in relation to the potential risk of loss that has been identified in the loan portfolio. Management has allocated the allowance based on an assessment of risks within the loan portfolio and the estimated value of the underlying collateral. The following table sets forth the allocation of the Bank's allowance for loan losses at March 31, 1997:

                                                                       AMOUNT
                                                                     ----------
Commercial and industrial...................................         $1,160,450
Real Estate:
  Mortgages - residential...................................            333,550
  Mortgages - commercial....................................             29,040
Unallocated.................................................            751,471
                                                                     ----------
                                                                     $2,274,511
                                                                     ==========

DEPOSITS

     Total deposits at March 31, 1997 aggregated $177.2 million which was comparable to total deposits at December 31, 1996 of $185.1 million. As illustrated in the table below, the composition of deposits at March 31, 1997 has remained relatively consistent compared to the composition of deposits at December 31, 1996 (dollars in thousands).

                                     MARCH 31, 1997         DECEMBER 31, 1996
                                   ------------------      -------------------
                                    BALANCE        %        BALANCE         %
                                   --------       ---      --------        ---
Demand........................     $  9,768         5%     $ 10,986          6%
NOW and money market..........        7,089         4         6,583          4
Savings.......................       43,755        25        47,830         26
Certificates of deposit.......      116,544        66       119,727         64
                                   --------       ---      --------        ---
                                   $177,156       100%     $185,126        100%
                                   ========       ===      ========        ===

SHORT-TERM BORROWINGS

     Short-term borrowings are used to supplement the deposit base of the Bank, to support asset growth, to fund specific loan programs and as a tool in the Bank's asset/liability management process. During the first quarter of 1997 and 1996, the Bank utilized its credit facilities with its correspondent banks and with the FHLB. The borrowings from the FHLB are secured by the Bank's investments in mortgage-backed securities.

     The following table summarizes the Bank's short-term borrowing activity for the three months ended March 31, 1997 and 1996:

                                                                                             WEIGHTED
                                                            AVERAGE AMOUNT    MAXIMUM         AVERAGE
                                               BALANCE       OUTSTANDING    OUTSTANDING      INTEREST      AVERAGE
                                             OUTSTANDING      DURING THE       AT ANY         RATE AT       RATE
                                                 3/31           PERIOD       MONTH-END         3/31         PAID
                                            -----------     -----------     -----------      --------      -------
                                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
1997:  FHLB borrowings....................  $        --     $   300,000     $ 1,000,000          --         5.36%
1996:  FHLB borrowings....................  $34,427,866     $35,178,650     $37,277,083        5.81%        6.22
        Federal funds purchased...........           --          87,912              --          --         6.17
                                            -----------     ----------
                                            $34,427,866     $35,266,562                                     6.22

RESULTS OF OPERATIONS

     Regent, the holding company for the Bank, reported a net loss for the first quarter of 1997 of $180 thousand versus net income for the comparable quarter of 1996 of $218 thousand. The loss for the first quarter of 1997 was primarily related to a reduction in interest income from $5.3 million for the first quarter of 1996 to $4.0 million for the first quarter of 1997, which was 25% lower due to a strategically planned decrease in the Bank's earning assets of 27% that was necessary to improve the Bank's regulatory capital ratios. The positive effect on earnings of the $200 thousand negative provision for loan losses in the first quarter of 1997 compared to a provision of $175 thousand in the first quarter of 1996 and the increase in noninterest income from $28 thousand in the first quarter of 1996 compared to $578 thousand in the first quarter of 1997 was more than offset by an increase in noninterest expense to $2.5 million in the first quarter of 1997 from $1.5 million in the first quarter of 1996.

  Net Interest Income

     Net interest income for the first quarter of 1997 was $1.6 million, a 23% decrease from $2.1 million for the first quarter of 1996. The net interest margin for the first quarter of 1997 increased to 3.36% from 3.21% for the comparable period of 1996. Included in interest income is interest and fees on IPF receivables, which accounted for 6% and 14% of interest income in the first quarter of 1997 and 1996, respectively. Excluding these high-yielding assets from the net interest margin because of the cessation of new IPF business originations in September 1996, the estimated net interest margin for the first quarters of 1997 and 1996 assuming IPF receivables yielded the same as investment securities would have been 2.80% and 2.50%, respectively. The net interest income and net interest margin are lower than management deems reasonable for comparably sized institutions. Improvement is expected with increased loan volume, higher relative levels of demand and savings deposits and the benefit from the new capital invested in the Bank in April 1997.

The following table sets forth a rate/yield analysis for the three months ended March 31, 1997 and 1996:

                                                                     THREE MONTHS ENDED MARCH 31,
                                                    -----------------------------------------------------------------
                                                               1997                               1996
                                                    ------------------------------     ------------------------------
                                                     AVERAGE    INCOME/      RATE/      AVERAGE    INCOME/      RATE/
                                                     BALANCE    EXPENSE      YIELD      BALANCE    EXPENSE      YIELD
                                                    --------    -------      -----     --------    -------      -----
                                                                 (IN THOUSANDS, EXCEPT FOR PERCENTAGES)
Interest-earning assets:
  Securities...................................     $109,514     $1,857       6.78%    $136,875    $ 2,280       6.66%
  Loans........................................       78,798      2,142      10.87      120,545      3,063      10.22
                                                    --------     ------      -----     --------    -------      -----
     Total.....................................     $188,312     $3,999       8.55%    $257,420    $ 5,343       8.30%
                                                    ========     ======      =====     ========    =======      =====

Interest-bearing liabilities:
  NOW accounts.................................     $  3,861     $   23       2.44%    $  3,965    $    23       2.33%
  Savings......................................       45,860        552       4.88       49,671        603       4.87
  Money market deposits........................        3,482         37       4.36        3,712         36       3.89
  Time deposits................................      114,524      1,737       6.14      124,112      1,917       6.20
  Short-term borrowings........................          300          4       5.36       35,266        547       6.22
  Long-term advances...........................          201          3       6.70       10,209        107       4.12
  Subordinated debt............................        2,750         53       7.75        2,750         54       7.75
                                                    --------     ------      -----     --------    -------      -----
     Total.....................................     $170,978     $2,409       5.71%    $229,685    $ 3,287       5.74%

Non-interest bearing sources of funds..........     $ 17,334                                       $27,735
                                                    --------                                       -------

Net interest income and net interest spread....                  $1,590       2.84%                $ 2,056       2.56%
                                                                 ------      -----                 -------      -----

Net interest rate margin.......................                               3.36%                              3.21%
                                                                         ---------

  Provision for Loan Losses

     Management evaluated the allowance for loan losses at March 31, 1997 and determined that it could be reduced by $200 thousand; this reduction was accounted for as a negative provision for loan losses. This negative provision compares with a $175 thousand expense reported in the first quarter of 1996.

  Non-interest Income

     Total non-interest income was approximately $578 thousand, $545 thousand of which was due to a net gain on sales of assets. Service charges and other fees were approximately 17% higher in the first quarter of 1997 versus a year earlier due to relatively small, nonrecurring items. Net gain on sale of assets included a $722 thousand gain on the sale of loans and loan participations to Carnegie offset by losses incurred on the disposition of repossessed properties.

  Non-interest Expense

     Total non-interest expense for the first quarter of 1997 was $2.5 million, a 65% increase from $1.5 million in the first quarter of 1996. Excluding the aforementioned reimbursement to Carnegie for merger-related expenses, the increase would have been 18%. This increase in 1997 versus 1996 was primarily attributable to a temporary duplication of salaries of new senior management while the former officers were being paid pursuant to contractual agreements, some additions to the lending and credit staff and an increase in FDIC insurance costs. These increases were partially offset by lower costs for servicing and collecting the IPF receivables.

  Provision for Income Taxes

     There was no income tax expense in the first quarter of 1997, as the Bank continued to maintain a valuation allowance on its deferred tax asset of approximately $1.6 million. A tax expense of $145 thousand was reported in the first quarter of 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

FINANCIAL OVERVIEW

     Regent recorded a net loss of $2.7 million, or $2.42 per share, for the year ended December 31, 1996, compared to a net loss of approximately $3.1 million, or $3.41 per share, for the year ended December 31, 1995. As was the case in 1995, the net loss for 1996 resulted from the high level of the provision for loan losses which was almost entirely related to the net charge-offs of IPF receivables and the expenses associated with managing the servicing and collection activities of the IPF portfolio. The modest improvement from 1995 to 1996 was largely attributable to higher net interest income. For the quarter ended December 31, 1996, however, Regent recorded net income of $376 thousand, or $.26 per share, compared to a net loss for the 1995 fourth quarter of $3.5 million, or $3.31 per share. The net income reported in the fourth quarter of 1996 resulted from lower operating and credit-related expenses of the IPF portfolio included a benefit of $350 thousand, which represents a portion of Regent's deferred tax asset recognized subject to the principles of SFAS No. 109, "Accounting for Income Taxes" ("FAS 109"). The activity level of the IPF portfolio had begun to diminish significantly due to the cessation of new IPF business in September 1996 and the substantial reduction in IPF receivables during the fourth quarter of 1996 and the first quarter of 1997.

     Total assets of $201.9 million at December 31, 1996 were substantially lower than total assets of $262.5 million at December 31, 1995. The reduction in Regent's asset size was the result of a curtailment of the Bank's residential mortgage warehouse lending program, the sale of $34.2 million in loan participations and a decrease in the Bank's mortgage-backed securities portfolio. The reduction of $23.3 million in mortgage-backed securities resulted from normal monthly principal prepayments and the sale of $19.4 million in available-for-sale securities. Proceeds from the loan participations and securities sales were used to reduce borrowings from the FHLB.

     At December 31, 1996 and 1995, IPF receivables were $2.6 million and $16.8 million, respectively. The IPF loans have repayment terms of nine months and are secured by the unearned premium balance on the individual automobile insurance policies. The IPF loans were serviced for the Bank by K-C Insurance Premium Finance Co., Inc. ("K-C" or the "Servicer") under a Processing, Servicing, Marketing and Consulting Agreement (the "Servicing Agreement") until September 1, 1996. The Servicing Agreement provided, among other things, that the Servicer was to solicit IPF loans, maintain compliance with applicable laws and regulations and process and service the IPF loans including the collection of repayments from borrowers and of unearned premium balances from insurers on canceled insurance policies. Under the Servicing Agreement, the Bank received all collections and paid the Servicer a fee equal to a specified initial per loan charge plus one-half of pre-tax profits, as defined in the Servicing Agreement, from the IPF loan portfolio. For the years ended December 31, 1996 and 1995, the Bank recorded interest and fee income from the IPF loan portfolio of $3.3 million and $3.6 million, respectively, and paid the Servicer fees of approximately $150 thousand and $1.3 million, respectively.

     During the preparation of Regent's consolidated financial statements for the year ended December 31, 1995, management of the Bank became aware of several matters which led to the belief that the Servicer may have reported interest and fee income from IPF loans in default and may not have canceled insurance policies securing defaulted loans or collected insurance premium balances on such policies on a timely basis. As a result, management began the process of estimating the ultimate expected loss that existed as of December 31, 1995, which amount was material to Regent's consolidated financial statements.

     In order to assess the risk of loss on the IPF loan balance at December 31, 1995 and the amount thereof, the Bank identified delinquent IPF loans based upon the payment history of the IPF loan portfolio during 1995 and through May 23, 1996.

     During the period January 1, 1996 to May 23, 1996, the Bank applied all cash receipts from delinquent IPF borrowers to the principal balances of such delinquent loans as of December 31, 1995, and the Bank applied the proceeds of the unearned premiums received from insurance companies except for those applicable to accrued fees to the principal balances of delinquent IPF loans as of December 31, 1995, thereby reducing the Bank's possible loss exposure on the December 31, 1995 IPF loan balance to approximately $4.5 million. The $4.5 million loss exposure was recorded as part of the Bank's allowance for loan losses at December 31, 1995.

     The Bank determined that it had no loss exposure on IPF receivables at December 31, 1996 based on the year-end carrying value of $2.6 million and the subsequent, aggregate cash collections of more than $3.0 million in the first two months of 1997. In the second, third and fourth quarters of 1996, net IPF loan balances of $7.5 million that were past due 120 days or more were charged-off. The Bank discontinued its IPF loan business in September 1996. Since then, extensive collection efforts and the establishment of management and operational control of the servicing operations by Bank personnel have reduced the IPF receivables to the indicated level at December 31, 1996. An analysis of subsequent cash collections through mid-March 1997 has confirmed management's determination that no IPF loss exposure existed at year-end 1996. Therefore, all of the December 31, 1996 allowance for loan losses is allocated to the non-IPF portion of the Bank's loan portfolio.

     In March of 1996, Regent discovered that its interest and fee income for the year ended December 31, 1995 included accrued income on delinquent IPF loans. The audit of Regent's financial statements for the year ended December 31, 1995 also pointed out flaws in the reports generated by the data processing system used by the Servicer of the IPF loans. That system generated reports of loan delinquencies that did not conform to normal bank reporting categories. These system deficiencies, plus the extensive transaction volume, resulted in the lack of credible data from which the Servicer could place IPF loans on nonaccrual status with any degree of accuracy. Reference is made to "Business -- Legal Proceedings" for information concerning the litigation instituted by Regent and the Bank to recover from the Servicer the losses incurred by Regent and the Bank as a result of the Servicer's violations of the Servicing Agreement. See also "Business -- Change in Accountants" for information concerning the claims being considered by Regent and the Bank against its former principal accounting firm in connection with services rendered, including the design of the IPF data processing system, to Regent and the Bank by such firm during 1994, 1995 and 1996.

     During the first three quarters of 1996, the Bank reduced the amount of interest and fee income on IPF loans by approximately $1.3 million based on management's estimate of the income inappropriately accrued per the Servicer's records. For the full year 1996, interest and fees reported on IPF loans approximated $3.3 million.

     Regent recorded a net loss of $3.1 million, or $3.41 per share, for the year ended December 31, 1995 compared to net income of $503 thousand, or $.22 per share, for the year ended December 31, 1994. The loss in 1995 compared to 1994 was primarily the result of an increase in the provision for loan losses of $4 million that was attributable to delinquent IPF loans. In addition, non-interest expense was $3 million higher in 1995 than in 1994. An improvement in net interest income of $2.8 million in 1995 partially offset the increase in the provision for loan losses and in other expenses. The increases in other expenses and net interest income in 1995 were primarily attributable to the IPF program.

REGULATORY AGREEMENT

     As a result of the Bank's losses associated with the charge-offs of IPF loans and the effect thereof on the Bank's capital, on October 10, 1996, the Bank entered into the Regulatory Agreement with the OCC pursuant to 12 U.S.C. Section1818(b).

     The Regulatory Agreement required that the Bank, among other things, subject to OCC review or approval, (i) adopt and implement an action plan to improve the Bank, (ii) achieve and maintain capital levels specified in the Regulatory Agreement, (iii) develop a three-year capital program aimed at identifying means for the Bank to maintain adequate capital levels and establishing restrictions on the payment of dividends, (iv) continue the liquidation of the Bank's IPF loans in accordance with procedures specified in the Regulatory Agreement, (v) review the adequacy of the Bank's allowance for loan and lease losses and establish a program for the maintenance of adequate allowances by the Bank for loan and lease losses in compliance with OCC requirements and (vi) review the Bank's liquidity on a weekly basis and take appropriate action to ensure adequate sources of liquidity in relation to the Bank's needs. On February 26, 1997, the Bank filed a revised capital plan with the OCC. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised capital plan. On June 25, 1997, the OCC terminated the Regulatory Agreement as result of the Bank's receipt of the proceeds of the Bank Offering and other improvements in the Bank.

     Based upon the Bank's unsatisfactory condition and the questionable ability of Regent to continue to service its outstanding debt beyond September 30, 1996, the FRBP formally notified Regent in a letter dated September 6, 1996 of its determination that Regent was in "troubled condition". As a consequence of such condition, Regent must provide the FRBP with 30 days' notice prior to adding any members to its board of directors or engaging any new senior executive officer. In addition to the notice requirement, the FRBP has prohibited Regent, without prior written FRBP approval, from declaring or paying any dividends, repurchasing or redeeming any of its stock and incurring any additional debt, and required Regent to submit to the FRBP by October 6, 1996 a written plan to service Regent's outstanding subordinated debentures and to notify the FRBP immediately of any material event that significantly impacts the financial condition of Regent and the Bank. Regent has submitted to the FRBP certain written undertakings from the Bank's organizers to service the interest due on March 31, 1997 on Regent's outstanding subordinated debentures in the event Regent does not otherwise have sufficient funds to pay such interest when due.

     On March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors. Regent used the proceeds from this sale to pay the interest on its subordinated debentures due March 31, 1997.

     Future regulatory determinations could result in additional formal or informal enforcement actions against the Bank which would include restrictions on the operations, growth and capital distributions, monitoring and periodic review by the OCC, civil money penalties, mandatory asset dispositions, conservatorships and other actions, many of which, by law, must be publicly disclosed. If Regent or the Bank does not comply with any of the terms of any order or agreement, the OCC may petition the appropriate court for an order to enforce the terms thereof. If willful noncompliance were to continue, the OCC could seek to take possession of the business and property of the Bank, subject to providing notice and the holding of a hearing with the concurrence of the Pennsylvania Attorney General, or could seek to terminate the deposit insurance of the Bank.

     In order to comply with the requirements of the Regulatory Agreement, the Bank took steps to reduce its asset size and improve its capital position. As previously indicated, the Bank has curtailed its residential mortgage warehouse lending program, sold loan participations of $27.8 million and sold $5.8 million of available-for-sale securities in September 1996. In addition, Regent's and the Bank's equity capital was increased by $1.0 million through capital contributions by certain directors. Further asset reductions occurred in October 1996 through the sale of additional loan participations totaling $6.4 million and of available-for-sale securities of $3.6 million. Proceeds from the asset sales were used to reduce FHLB borrowings.

FINANCIAL CONDITION

  Capital Adequacy

     Economic conditions and the regulatory environment have placed an increasing emphasis on the capital strength of financial institutions. Capital strength is a primary determinant in a financial institution's ability to grow, make acquisitions and protect against any unforeseen loss or adverse economic condition. An evaluation of capital strength assesses how an institution's inherent risks impact its ongoing financial net worth and focuses particularly on asset quality, interest rate sensitivity, earnings and liquidity.

     Total shareholders' equity was $8.1 million at December 31, 1996, or $2.3 million lower than shareholders' equity of $10.4 million at December 31, 1995. The decline was a result of the net loss for the year and a $525 thousand decrease in the market value of securities designated as available-for-sale, partially offset by a capital contribution of $1 million by certain directors of Regent.

     Capital adequacy standards adopted by federal banking regulators make capital more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. Various levels of risk are assigned to different categories of assets and off-balance sheet activities.

     These standards define capital as Tier 1 and Tier 2 capital. All banks are required to have Tier 1 capital of at least 4% of risk-weighted assets and total capital of at least 8% of risk-weighted assets. Tier 1 capital consists of common shareholders' equity, non-cumulative preferred stock and retained earnings and excludes the effects of unrealized gains or losses on securities available for sale. Tier 2 or Total capital includes Tier 1 capital, cumulative preferred stock, qualifying subordinated debt, and the allowance for possible loan losses of up to a maximum of 1.25% of total risk-weighted assets.

     The following table sets forth the capital ratios of Regent and the Bank as of December 31, 1996 and 1995 as well as the required minimum regulatory capital ratios for Regent and the Bank. Since December 31, 1996, the Bank, as previously discussed, has taken further steps to decrease the size of the Bank and thereby improve the Bank's capital ratios.

                                                                                   REQUIRED
                                                                                  REGULATORY
REGENT                                   DECEMBER 31, 1996    DECEMBER 31, 1995     MINIMUM
------                                   -----------------    -----------------   ----------
Risk-based capital:
  Tier 1 capital......................         7.65%                7.00%            4.00%
  Total capital.......................         9.39                 8.98             8.00

Tier 1 leverage ratio.................         4.31                 4.00           3.00-5.00

                                                                                   REQUIRED
                                                                                  REGULATORY
THE BANK                                 DECEMBER 31, 1996    DECEMBER 31, 1995     MINIMUM
--------                                 -----------------    -----------------   ----------
Risk-based capital:
  Tier 1 capital......................         9.95%                8.67%            4.00%
  Total capital.......................        11.21                 9.92             8.00

Tier 1 leverage ratio.................         5.65                 4.94           3.00-5.00

     In addition to the risk-based requirements, regulations have been adopted that establish a minimum Tier 1 leverage ratio of 3% (Tier 1 capital as a percentage of average total assets for the most recent quarter). The 3% level applies to only those banks that are given the highest composite rating under the uniform bank rating ("CAMELS") system of the federal banking regulatory agencies, while all other banks are expected to have 3% plus an additional cushion of at least 100 to 200 basis points. At December 31, 1996 and 1995, Regent's Tier 1 leverage ratio was 4.31% and 4.00%, respectively. The Bank's Tier 1 leverage ratio approximated 5.65% and 4.94% at December 31, 1996 and 1995, respectively, which is below the 6.50% ratio mandated by the Regulatory Agreement.

     As an institution whose deposits are insured by the FDIC to the maximum permitted by current law, the Bank is also subject to insurance assessments imposed by the FDIC. The actual assessment to be paid by any FDIC-insured institution is based on the institution's assessment risk classification which is determined on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized" as those terms are defined in corrective action provisions of the FDICIA, and whether such institution is considered by its bank supervisory agency to be financially sound or to have supervisory concerns.

     As of the most recent examination of the Bank, conducted as of the close of business on December 31, 1996, the Bank's capital levels meet or exceed the minimum capital levels established by the OCC for "well capitalized" under applicable federal banking regulations. However, as long as the Bank is subject to the Regulatory Agreement, described above, requiring the Bank to meet and maintain a specific capital level, it may not be deemed to be "well capitalized" under the federal banking regulations regardless of its capital levels. As a result, the Bank is deemed to be "adequately capitalized" and subject to the requirements under these regulations.

  Asset and Liability Management

     Asset and liability management is the process of maximizing net interest income within the constraints of maintaining acceptable levels of liquidity, interest rate risk and capital. To achieve this objective, the Bank has implemented policies and procedures that utilize a combination of selected investments and funding sources with various maturity structures.

  Liquidity

     Liquidity represents the ability to generate funds at reasonable rates to meet potential cash outflows from deposit customers who need to withdraw funds or borrowers who need available credit. The primary source of the Bank's liquidity has been the Bank's ability to generate deposits.

     Supplementing the deposit base, liquidity is available from the investment portfolio, which consists primarily of mortgage-backed securities issued by U.S. Government agencies and corporations. These securities enhance liquidity not only by their marketability, but also by providing monthly principal and interest payments.

     The liquidity position is also strengthened by the establishment of credit facilities with other banks, the FRBP and the FHLB. Investment securities are required to be pledged as collateral for transactions executed under these facilities and provide for an availability of funds on an overnight basis. The FHLB also provides for borrowings on a fixed or floating rate basis with specified maturities of up to 20 years at costs that may sometimes be less expensive than through the Bank's deposit generation process.

  Investment Portfolio

     The investment portfolio, consisting principally of mortgage-backed securities, is coordinated with the liquidity and interest rate sensitivity position of the Bank. With an emphasis on minimizing credit, capital and market risk, the investment portfolio is considered an extension of loans with the objectives of enhancing liquidity and earning a fair return. The investments in mortgage-backed securities consist of a combination of adjustable and fixed rate securities with an emphasis on investments with relatively short weighted average lives. Of the total mortgage-backed securities portfolio with an amortized cost of $94.3 million at December 31, 1996, $10.8 million were adjustable rate and $83.5 million were fixed rate. The estimated weighted average life for the mortgage-backed securities portfolio at December 31, 1996 approximated 5.4 years.

  Interest Rate Sensitivity

     The evaluation of interest rate sensitivity deals with exposure of net interest income to fluctuations in interest rates. It is management's objective to maintain stability in the growth of net interest income by appropriately mixing interest sensitive assets and liabilities. One tool used by management to gauge interest rate sensitivity is a gap analysis which categorizes assets and liabilities on the basis of maturity date, the date of next repricing and the applicable amortization schedule. This analysis summarizes the matching or mismatching of rate sensitive assets versus rate sensitive liabilities according to specified time periods, and provides management with an indication of how interest income may be impacted by changing rate scenarios. For example, an institution with more interest sensitive assets than interest sensitive liabilities is said to have a positive gap. In this example, as interest rates rise, a greater volume of assets is repriceable than liabilities. The net result may be an increase in the net interest margin. Conversely, in a declining rate environment, the net interest margin may decline. In addition to the gap analysis, computer simulations are used to evaluate more specifically the impact of a change in interest rates on liquidity, interest rate spreads/margins and operating results. The simulation model is a more effective tool than an analysis since the simulation analysis is more dynamic. The simulation is particularly beneficial as it can better evaluate the effects of prepayment speeds on the Bank's portfolio of mortgage-backed securities and the impact that would have on the Bank's liquidity and profitability. Using the result of the simulation analysis, the Bank strives to control its interest rate risk exposure so that its net interest income does not fluctuate by more than 5% assuming that interest rates increase or decrease by 200 basis points over time.

     The blending of fixed and floating rate loans and investments to match the repricing and maturity characteristics of the various funding sources is a continuous process in an attempt to minimize fluctuations in net interest income. An effective tool used by the Bank in this process has been the availability and flexibility of the various FHLB advance programs, which enable the Bank to lock in spreads when appropriate and provide an effective method of matching fixed rate assets with a fixed rate funding source.

     The Bank's objective is to structure its balance sheet, as outlined in the following Interest Sensitivity table, to minimize any significant fluctuation in net interest income. The distribution in the table is based on a combination of maturities, repricing frequencies and prepayment patterns. Floating rate assets and liabilities are distributed based on the repricing frequency of the instrument while fixed rate instruments are based on maturities. Mortgage-backed securities are distributed in accordance with their repricing frequency and estimated prepayment speeds. Deposit liabilities are distributed in two ways. First, certificates of deposits, FHLB advances and subordinated debt are distributed based on existing maturity dates. Second, non-maturity deposits such as NOWs and Savings are divided into a core component, which is not considered interest-sensitive within a year, and a volatile component, which is placed in the 0-3 month time category. This determination is based on a multi-year history in varying interest rate environments.

                                               0 TO 3    4 TO 12    1 TO 3     3 TO 5      AFTER
                                               MONTHS     MONTHS     YEARS      YEARS      YEARS       TOTAL
                                              -------    -------    -------    -------    -------     --------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
Investments...............................    $12,013    $   653    $32,077    $43,248    $18,235     $106,226
Loans.....................................     40,042      7,523      7,048     13,473     16,983       85,069
Other earning assets......................      5,084         --         --         --         --        5,084
                                              -------    -------    -------    -------    -------     --------
Total Earning Assets......................     57,139      8,176     39,125     56,721     35,218      196,379

NOW and money market......................      3,583         --      3,000         --         --        6,583
Savings...................................      7,830         --     40,000         --         --       47,830
Certificates of deposit...................     34,293     46,819     11,917     25,285      1,413      119,727
FHLB advances.............................         --         --         --         --        203          203
Subordinated debt.........................         --         --      2,750         --         --        2,750
Net non-interest bearing
  source of funds.........................         --         --         --         --     19,286       19,286
                                              -------    -------    -------    -------    -------     --------

Total Sources of Funds....................     45,706     46,819     57,667     25,285     20,902      196,379

Period Gap................................     11,433    (38,643)   (18,542)    31,436     14,316

Cumulative Gap............................     11,433    (27,210)   (45,752)   (14,316)

Cumulative Gap as % of total assets.......        5.8%     (13.8)%    (23.3)%     (7.3)%

INVESTMENT PORTFOLIO

     The investment portfolio of Regent includes debt securities and non-marketable equities classified HTM or AFS which are accounted for and reported based on the guidelines contained in FAS 115. The HTM portfolio contains investments which Regent has the intention and ability to hold until maturity and is accounted for at amortized cost. The AFS portfolio contains securities and equities that may be sold if circumstances warrant and are accounted for at market value with net unrealized gains or losses reported as a component of shareholders' equity.

     The HTM portfolio consists of mortgage-backed securities issued by U.S. agencies and corporations and CMOs of private issuers. The AFS portfolio consists of U.S. agency debt, mortgage-backed securities issued by U.S. agencies and corporations and non-marketable equities, principally issued by the FRBP and the FHLB.

     The portfolios are structured to provide a consistent level of interest income and to generate monthly cash flow to enhance Regent's ability to manage its liquidity needs. Although the stated maturities of mortgage-backed securities and CMOs may be as long as 30 years, the average life of these securities is expected to be considerably shorter due to the effects of normal amortization of principal and prepayments of the residential mortgages underlying these securities. The following table summarizes, by major category, the market value and amortized cost of the mortgage-backed securities classified as AFS and as HTM at December 31, 1996, 1995 and 1994.

                                                    1996                  1995                   1994
                                            --------------------  --------------------  ----------------------
                                            AVAILABLE   HELD TO   AVAILABLE   HELD TO   AVAILABLE    HELD TO
                                            FOR SALE    MATURITY  FOR SALE    MATURITY  FOR SALE     MATURITY
                                            ---------  ---------  ---------  ---------  ---------  -----------
                                                                    (IN THOUSANDS)
GNMA......................................    $    --    $11,006    $    --    $12,746    $    --     $ 13,805
FHLMC.....................................      7,583     30,851     16,738     37,519     11,962       50,079
FNMA......................................     10,967     18,467     28,160     22,484     18,156       37,216
Collateralized
  mortgage obligations....................         --     14,758         --     18,495      1,345       20,382
                                              -------    -------    -------    -------    -------     --------
  Total...................................    $18,550    $75,082    $44,898    $91,244    $31,463     $121,482
                                              =======    =======    =======    =======    =======     ========

     The following table sets forth the range of maturities of mortgage-backed securities held to maturity at December 31, 1996 based on the weighted average life of the securities for each classification and the weighted average yield for each maturity period:

                                                   WITHIN 1    AFTER 1 BUT      AFTER 5 BUT
                                                     YEAR     WITHIN 5 YEARS   WITHIN 10 YEARS    TOTAL
                                                   --------   --------------   ---------------   -------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. agencies
  and corporations..............................     $   --       $43,730          $16,594       $60,324
Collateralized
  mortgage obligations..........................      1,858        12,900               --        14,758
                                                      -----        ------           ------        ------
  Total.........................................      1,858        56,630           16,594        75,082
                                                      =====        ======           ======        ======
Weighted average yield..........................       6.05%         6.16%            6.62%         6.26%
                                                      =====        ======           ======        ======

     The following table sets forth the range of maturities of mortgage-backed securities available for sale at December 31, 1996 based on the amortized cost, the weighted average life of the securities for each classification and the weighted average yield for each maturity period:

                                       WITHIN 1      AFTER 1 BUT        AFTER 5 BUT
                                         YEAR       WITHIN 5 YEARS    WITHIN 10 YEARS    TOTAL
                                       --------     --------------    ---------------    -----
                                                 (IN THOUSANDS, EXCEPT FOR PERCENTAGES)
U.S. agencies
  and corporations..................    $10,808         $ 8,415           $    --       $19,223
                                        =======         =======           =======       =======
Weighted average yield..............       5.79%           6.20%               --          5.97%
                                        =======         =======           =======       =======

     The following table sets forth those CMOs which have a carrying value that exceeded 10% of the Bank's shareholders' equity at December 31, 1996. These securities have an investment rating of AA or better.

                                                                 CARRYING VALUE   MARKET VALUE
                                                                 ---------------  -------------
                                                                        (IN THOUSANDS)
Bear Stearns Mortgage Securities Inc.
  Series 1993-2 Class 7........................................      $2,149          $2,047
Bear Stearns Mortgage Securities Inc.
  Series 1993-2 Class 5........................................       1,018             913
Bear Stearns Mortgage Securities Inc.
  Series 1993-2 Class 6........................................       1,547           1,461
Bear Stearns Mortgage Securities Inc.
  Series 1993-12 Class 1B......................................       1,380           1,401
Bear Stearns Mortgage Securities Inc.
  Series 1992-04...............................................       2,047           2,033
Capstead Securities Corp. Series 1992-C-3......................       1,436           1,377
Resolution Trust Corporation Series 1991-M6....................       1,205           1,156
Saxon Mortgage Security Corp. Series 1993-04 Class 1A..........       2,256           2,219

     The Bank also makes investments in securities other than mortgage-backed instruments. At December 31, 1996, the Bank had $10 million invested in a FHLB callable security and $1.9 million invested in other securities, which were primarily stock in the FHLB and in the FRBP.

     Gross unrealized gains and losses on mortgage-backed securities held to maturity at December 31, 1996 were $155 thousand and $2 million, respectively, and gross unrealized gains and losses on mortgage-backed securities available for sale at December 31, 1996 were $5 thousand and $678 thousand, respectively. During the year ended December 31, 1996, available-for-sale securities totaling $19.4 million were sold at a gain of $5 thousand. There were no realized securities gains or losses during 1995 or 1994. Unrealized losses on the securities generally are the result of higher market interest rates on the securities than the book yield at which the securities are carried on the Bank's financial statements.

LENDING

     Total loans, consisting of loans held for the portfolio and mortgage loans held for sale, amounted to $85.1 million at December 31, 1996, compared to $118.8 million at December 31, 1995 and $81.2 million at December 31, 1994. The decrease from year end 1995 outstanding loan balances to December 31, 1996 resulted primarily from the sale of $ 34.2 million in loan participations in 1996.

     The following table details the types of loans outstanding by category as of December 31 for each of the past five years:

                                              1996        1995        1994       1993       1992
                                            -------     --------    -------    -------    -------
                                                                 (IN THOUSANDS)
Commercial and industrial...............    $39,710     $ 49,006    $27,406    $23,294    $26,418
Real estate:
  Construction..........................      9,421        4,430      1,455      2,219      2,635
  Mortgages-residential.................     16,550       18,926     29,253     17,359     18,975
  Mortgages-commercial..................     15,985       16,168     13,550      5,700      7,002
Consumer................................      3,827       18,573      4,410        358        448
                                            -------     --------    -------    -------    -------
     Total gross loans..................     85,493      107,103     76,074     48,930     55,478
Net unearned interest and fees..........       (424)      (1,193)      (215)       218         54
                                            -------     --------    -------    -------    -------
Net loans...............................    $85,069     $105,910    $75,859    $49,148    $55,532
                                            =======     ========    =======    =======    =======
Mortgage loans held for sale............    $    --     $ 12,874    $ 5,388    $22,701    $    --
                                            =======     ========    =======    =======    =======

     Real estate loans are secured primarily by first mortgages on commercial property in which the loan-to-value ratio is 75% or less and residential properties with a loan-to-value ratio of 80% or less. Consumer loans are collateralized primarily by unearned automobile insurance premiums.

     To meet its asset/liability objectives and to control its interest rate sensitivity exposure, the Bank's strategy is to originate loans with floating rates and with maturities of less than five years. The following table presents the scheduled maturities of loans that are outstanding as of December 31, 1996:

                                                                AFTER 1
                                                     WITHIN    BUT WITHIN     AFTER
                                                     1 YEAR     5 YEARS      5 YEARS     TOTAL
                                                    -------    ----------    -------    -------
                                                                    (IN THOUSANDS)
Commercial and industrial......................     $28,032      $10,156     $ 1,522    $39,710
Real estate:
  Construction.................................       5,581        3,316         524      9,421
  Mortgages-residential........................       3,790        1,140      11,620     16,550
  Mortgages-commercial.........................       7,057        5,611       3,317     15,985
Consumer.......................................       3,527          300          --      3,827
                                                    -------      -------     -------    -------
  Total........................................     $47,987      $20,523     $16,983    $85,493
                                                    =======      =======     =======    =======

     The table below provides a breakdown of loans as of December 31, 1996 that have either predetermined interest rates or floating rates:

                                                                AFTER 1
                                                     WITHIN    BUT WITHIN     AFTER
                                                     1 YEAR     5 YEARS      5 YEARS     TOTAL
                                                    -------    ----------    -------    -------
                                                                    (IN THOUSANDS)
Predetermined interest rates...................     $ 7,817     $17,303     $16,983     $42,103
Floating rates.................................      40,170       3,220          --      43,390
                                                    -------     -------     -------     -------
  Total........................................     $47,987     $20,523     $16,983     $85,493
                                                    =======     =======     =======     =======

RISK ELEMENTS

     Risk elements unique to each particular loan category are as follows:

  Commercial and Industrial

     Risk factors inherent in commercial and industrial loans include economic risk which may affect a borrower's ability to sustain and grow a business; collateral risk in that an economic downturn may result in collateral depreciation; interest rate risk in that rate changes may outpace business cash flow and legal risk in properly documenting and perfecting collateralization. The Bank monitors such loans annually with updated financial analyses.

  Construction loans

     Risk factors inherent in construction loans include economic risk which may affect end purchase or use of the collateral; engineering risk which may prevent completion of construction or result in added expense in build-out; environmental risk in earth and water table movement; management risk in correctly and completely monitoring construction and loan advances and legal risk in properly documenting each advance and ensuring collateralization. The Bank monitors such loans to review all advances and monitors all projects.

  Residential mortgages

     Risk factors inherent in residential mortgage lending include economic risk which may affect a borrower's ability to maintain a job and financial stability; collateral risk in that an economic downturn may result in collateral depreciation; interest rate risk in that rate changes may outpace personal cash flow; indeterminate risk in that personal factors - divorce, illness - may affect credit stability; environmental risk in that collateral may be damaged or destroyed by natural causes and legal risk in properly documenting and perfecting collateralization. The Bank evaluates, among other things, collateral, financial stability, credit stability, cash flow and interest rate risk, and monitors such loans for indications of financial decline or collateral devaluation.

  Commercial mortgages

     Risk factors inherent in commercial mortgage lending include economic risk which may affect lessees' ability to pay rent or a borrower's ability to cash flow vacancies; collateral risk in that an economic downturn may result in collateral depreciation; environmental risk in that collateral may be damaged or destroyed by natural causes; interest rate risk in that rate changes may outpace property cash flow and legal risk in properly documenting and perfecting collateralization. Loans are underwritten to match lease terms, and large tenants are subject to credit review. The Bank monitors such loans quarterly or annually with updated inspections, lease analyses and financial analyses.

  Consumer loans

     Until September 1996, consumer loans consisted primarily of IPF loans to individuals. These loans have repayment terms of nine months and are secured by the insurance policy's unearned premium. Risk factors include economic risk which may affect the borrower's ability to maintain a job and financial stability; the financial strength and stability of the insurance company underwriting the insurance and insurance agents that originate the loans; the effectiveness of the internal control structure to cancel the insurance policies on delinquent accounts in a timely and effective manner; collection efforts in obtaining the canceled policy's unearned premium from the insurance company and legal risk in properly documenting and perfecting the collateral.

  Non-performing assets

     The level of non-performing assets consisting of non-accrual loans, accruing loans past due 90 days or more and other real estate owned amounted to $5.5 million, or 2.73%, of total assets at December 31, 1996, compared to $9.2 million, or 3.49%, of total assets at December 31, 1995. The decrease in nonperforming assets during 1996 was virtually all attributable to the elimination of nonperforming IPF receivables. Given the limitation of the Servicer's records associated with the IPF loans, the Bank was unable to obtain an accurate aging of such loans at December 31, 1995. Accordingly, for purposes of determining the amount of the non-performing IPF loans at December 31, 1995, the Bank estimated the loss exposure amount of $4.5 million. At December 31, 1996, the estimated loss exposure was zero due to aggressive collection efforts, the write-off of IPF loans delinquent more than 120 days and the cessation of originating new IPF loans in September 1996. The following table details the Bank's non-performing assets at December 31, 1992 through December 31, 1996:

                                               1996       1995       1994       1993       1992
                                              ------     ------     ------     ------     ------
                                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
Non-accrual loans........................     $3,837     $3,568     $3,685     $2,123     $3,055
Accruing loans 90 days
  or more past due.......................        977      1,094        394        420        315
Nonperforming IPF receivables............         --      4,500         --         --         --
                                              ------     ------     ------     ------     ------
Total non-performing loans...............      4,814      9,162      4,079      2,543      3,370
Other real estate owned..................        700         --         --         --        953
                                              ------     ------     ------     ------     ------
Total non-performing assets..............     $5,514     $9,162     $4,079     $2,543     $4,323
                                              ======     ======     ======     ======     ======
Non-performing loans to
  period end loans and loans
  held for sale..........................       5.66%      7.71%      5.01%      3.55%      6.07%
Non-performing assets
  to total assets........................       2.73       3.49       1.68       1.04       2.11

     Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest and principal is questionable. The non-accrual loans are primarily secured by various types of real estate. The table below shows the effect on interest income of placing loans on non-accrual status for each of the three years ended December 31, 1996.

                                                     1996       1995       1994
                                                     ----      -----       ----
                                                          (IN THOUSANDS)
Interest income not recognized due
  to non-accrual status.......................       $335       $355       $211
Interest income included in operating
  income attributable to non-accrual status...         16         79         37

     Other real estate owned represents property acquired by foreclosure or deed in lieu of foreclosure and repossessed assets. These assets are initially reported at the lower of the related loan balance or the fair value of the property. Management continues to evaluate the carrying value in relation to its fair value less the estimated costs to sell.

     Under the standard, the allowance for credit losses related to loans that are impaired, as defined by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," ("FAS No. 114"), as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure" ("FAS No. 118"), is evaluated based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral for certain collateral dependent loans. Commercial, industrial and mortgage loans are evaluated for impairment on an individual basis. Until September 1996, consumer loans were comprised primarily of IPF loans. Prior to 1995, the allowance for credit losses related to these loans was evaluated based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

     Factors influencing management's recognition of impairment include decline in collateral value; lack of performance under contract loan agreement terms, including evaluation of late payments or non-payment; lack of performance under other creditors' agreements or obligations (i.e. non-payment of taxes or non-payment of loans to other creditors); financial decline significantly different from status at loan inception; litigation or bankruptcy of the borrower and significant change in ownership or loss of guarantors to the detriment of credit quality.

     At December 31, 1996, the recorded investment in loans that are considered to be impaired as defined by FAS No. 114 and FAS No. 118 was $3.8 million. The related allowance for credit losses for these impaired loans was $648 thousand. The reserve evaluation was based on the fair value of the collateral.

     As part of the quarterly review of the risk elements of the portfolio, an evaluation is also made of the adequacy of the allowance for loan losses. In making an assessment of the quality of the loan portfolio and the adequacy of the allowance for loan losses, management takes into consideration such elements as general economic conditions, industry trends, the volume of delinquencies, specific credit review, the value of underlying collateral and other pertinent information. Based on this evaluation, the allowance for loan losses is adjusted by the provision which is charged against income. The following table summarizes the activity from 1992 to 1996 in the allowance for loan losses:

                                                1996         1995       1994       1993       1992
                                             ---------     --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
Balance, beginning of period...............  $ 6,500.9     $1,713.4   $1,321.2  $1,077.6   $  905.1
Charge-offs:
  Commercial and industrial................      596.4          1.0      138.2       54.4      352.7
  Real estate - construction...............         --           --       22.5         --         --
  Real estate - commercial.................         --           --         --      190.0         --
  Real estate - residential................      452.4        127.7      355.4         --         --
  IPF......................................    8,966.7           --         --         --         --
  Installment..............................         --           --       36.0         --         --
                                             ---------     --------   --------   --------   --------
    Total charge-offs......................  $10,015.5     $  128.7   $  552.1   $  244.4   $  352.7
                                             ---------     --------   --------   --------   --------

Recoveries:
  Commercial and industrial................  $      --     $    1.2   $   84.3   $    3.6   $     .2
  Real estate - commercial.................         --           --         --       34.4         --
  Real estate - residential................         --          2.0         --         --         --
  IPF......................................    1,482.2           --         --         --         --
  Installment..............................         --          8.0         --         --         --
                                             ---------     --------   --------   --------   --------
    Total recoveries.......................    1,482.2         11.2       84.3       38.0         .2
                                             ---------     --------   --------   --------   --------

Net (charge-offs) recoveries...............    8,533.3        117.5      467.9      206.4      352.5
                                             ---------     --------   --------   --------   --------

Provision charged to operations............    5,092.2      4,905.0      860.0      450.0      525.0
                                             ---------     --------   --------   --------   --------
Balance, end of year.......................  $ 3,059.8     $6,500.9   $1,713.4   $1,321.2   $1,077.6
                                             =========     ========   ========   ========   ========
Net charge-offs as a % of average
  loans and loans held for sale............        .90%(1)      .13%       .60%       .37%       .62%
Allowance for loan losses as a
  % of period end loans and loans
  held for sale............................       3.60         5.47(2)    2.10       1.84       1.94

------------------
(1) Excluding IPF net charge-offs.
(2) Excluding $4.5 million of allowance for loan losses allocated to the IPF portfolio in the numerator and $16.8 million of IPF receivables in the denominator, the ratio of allowance for loan losses as a percentage of period end loans and loans held for sale was 1.96% at year end 1995.

     Management believes that those loans identified as non-performing are adequately secured and the allowance for loan losses is sufficient in relation to the potential risk of loss that has been identified in the loan portfolio. Management has allocated the allowance based on an assessment of risks within the loan portfolio and the estimated value of the underlying collateral. Prior to 1995, management generally did not allocate the loan loss reserve across the various loan categories. In 1995, in connection with the adoption of FAS No. 114 and FAS No. 118, management began formally allocating the reserve to specific loan categories. The following table sets forth the allocation of the Bank's allowance for loan losses for each of the five years ended December 31, 1996:

                                     1996                  1995                 1994                1993                 1992
                              -------------------  --------------------   -----------------   -----------------    ----------------
                                            % OF                  % OF                % OF                % OF                % OF
                                            LOANS                 LOANS               LOANS               LOANS               LOANS
                                             TO                    TO                  TO                  TO                  TO
                                            TOTAL                 TOTAL               TOTAL               TOTAL               TOTAL
                               AMOUNT       LOANS    AMOUNT       LOANS    AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT     LOANS
                              --------      -----   --------      -----   --------    -----   ---------   -----    --------   -----
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
Commercial and                $1,027.1       46%    $  812.8        46%   $     --      36%   $     --      48%    $     --     48%
  industrial...............
Real Estate:
  Construction.............      106.2       11         98.9         4          --       2          --       5           --      5
  Mortgages -
    residential............      439.9       19        417.9        18       750.0      38          --      35           --     34
  Mortgages - commercial...      127.5       19           --        15          --      18          --      12           --     13
  IPF......................         --        3      4,500.0        15          --      --          --      --           --     --
Consumer...................        9.5        2           --         2          --       6          --      --           --     --
Unallocated................    1,349.6      N/A        671.3       N/A       963.4     N/A     1,321.3     N/A      1,077.6    N/A
                              --------      ---     --------       ---    --------     ---    --------     ----    --------    ---
                              $3,059.8      100%    $6,500.9       100%   $1,713.4     100%   $1,321.3     100%    $1,077.6    100%
                              ========      ===     ========       ===    ========     ===    ========     ===     ========    ===


DEPOSITS

     Total deposits at December 31, 1996 aggregated $185.1 million which was lower than total deposits at December 31, 1995 of $196.1 million due primarily to declines in demand and certificate of deposit balances. The average rate of the components of average deposits at December 31, 1996, 1995 and 1994 follows.

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------
                                          1996                        1995                        1994
                                  ------------------------    ------------------------    -----------------------
                                    AVERAGE       AVERAGE       AVERAGE        AVERAGE      AVERAGE      AVERAGE
                                    BALANCE       RATE (%)      BALANCE       RATE (%)      BALANCE      RATE (%)
                                  ----------      --------    ----------      --------    ----------     --------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Demand.......................     $ 10,705.2          --      $ 10,404.0          --      $ 12,651.3         --
NOW and money market.........        7,453.7        3.33%       12,518.8        3.48%       11,981.3       2.82%
Savings......................       49,870.7        4.88        53,283.1        4.86       100,708.5       5.37
Certificates of deposit......      122,657.0        6.18       102,779.5        6.32        63,612.0       5.12

      Certificates of deposit of $100 thousand or more at December 31, 1996 of $11.9 million had the following maturities (in thousands):

Three months or less..............................................   $  3,717.5
Three months through six months...................................      1,802.8
Six months through twelve months..................................      2,819.8
Over twelve months................................................      3,530.4
                                                                     ----------
        Total.....................................................   $ 11,870.5
                                                                     ==========

SHORT-TERM BORROWINGS

     Short-term borrowings are used to supplement the deposit base of the Bank, to support asset growth, to fund specific loan programs and as a tool in the Bank's asset/liability management process. During 1996 and 1995, the Bank has utilized its credit facilities with its correspondent banks and with the FHLB. The borrowings from the FHLB are secured by the Bank's investments in mortgage-backed securities.

     The following table summarizes the Bank's short-term borrowing activity for the years ended December 31, 1996, 1995 and 1994:

                                                                     AVERAGE                  WEIGHTED
                                                                     AMOUNT       MAXIMUM      AVERAGE
                                                        BALANCE    OUTSTANDING  OUTSTANDING   INTEREST      AVERAGE
                                                      OUTSTANDING    DURING       AT ANY       RATE AT       RATE
                                                         12/31     THE PERIOD    MONTH-END      12/31        PAID
                                                      -----------  -----------  -----------   ---------     -------
                                                                   (IN THOUSANDS, EXCEPT PERCENTAGES)
1996:      FHLB borrowings..........................    $      --    $26,587.7    $47,269.1        --        5.55%
           Federal funds purchased..................           --        110.0      1,000.0        --        5.22
                                                                     ---------                               ----
                                                                     $26,697.7                               5.55%
                                                                     =========                               ====
1995:      FHLB borrowings..........................    $33,443.8    $44,522.1    $66,155.2      6.02%       6.23%
           Federal funds purchased..................           --        235.3           --        --        5.69
                                                        ---------    ---------                   ----        ----
                                                        $33,443.8    $44,757.4                   6.02        6.23%
                                                        =========    =========                               ====
1994:      FHLB borrowings..........................    $63,037.4    $38,050.8    $63,037.4      6.32%       4.90%
           Federal funds purchased..................           --        360.6      1,000.0        --        4.52
                                                        ---------    ---------                   ----        ----
                                                        $63,037.4    $38,411.4                   6.32        4.90%
                                                        =========    =========                               ====

RESULTS OF OPERATIONS

     A net loss of $2.7 million, or $2.42 per share, was recorded in 1996 compared to a net loss of $3.1 million, or $3.41 per share, in 1995. The smaller 1996 loss compared to 1995 was attributable primarily to an increase in net interest income, as gains on the sale of residential mortgages and mortgage-backed securities available-for-sale were offset by a slightly higher loan loss provision.

     A net loss of $3.1 million, or $3.41 per share, was recorded in 1995 compared to net income in 1994 amounting to $503 thousand, or $.22 per share. The loss in 1995 resulted from a higher provision for loan losses of $4 million, due principally to delinquent IPF loans, and an increase in non-interest expenses of $3 million which more than offset an increase in net interest income of $2.8 million.

     Net Interest Income

     A key component of the Bank's results of operations is net interest income which represents the difference between interest earned on loans, securities and other interest earning assets and the interest paid on deposits, borrowings and debt instruments. Net interest income is coordinated with the asset/liability management process and emphasizes maintaining acceptable levels of liquidity, interest rate risk and capital.

     Net interest income for the year ended December 31, 1996 totaled $9.1 million, which was 6% higher than net interest income for the year-end 1995 of $8.6 million. The 1995 to 1996 increase was attributable to an improved net interest margin which reflected the yields on earning assets rising faster than the cost of interest-bearing liabilities. The net interest margin rose from 3.56% in 1995 to 3.76% in 1996. The higher margin reflected primarily a greater percentage of interest income being derived from higher yielding loan activity. In 1996, interest and fees on all loans represented 61% of total interest income versus 53% in 1995.

     Net interest income for the year ended December 31, 1995 totaled $8.6 million which was $2.8 million higher than net interest income for the comparable 1994 period of $5.8 million. The 49% increase was attributable to an improved net interest margin which offset a decline in the amount of average interest earnings assets from $244.9 million in 1994 to $241.5 million in 1995. The net interest margin rose to 3.56% in 1995 from 2.37% in 1994 and benefited from the yields on earning assets rising faster than the cost of interest-bearing liabilities. The yields on earning assets of 8.76% in 1995 compared to 7.01% in 1994 were higher primarily as a result of the significant yield on the Bank's IPF loan portfolio which exceeds the yield on the Bank's other lending activity. The average IPF loan balance in 1995 was $10.5 million compared to $500 thousand in 1994. However, management believes that the yields on IPF loans were higher in 1995, due in part, to the reporting by the Servicer of interest and fees on defaulted IPF loans. This income on defaulted loans is not readily determinable but is included in the IPF loan balance and, therefore, has been considered in the provision for loan losses. The yields on earning assets in 1995 also benefitted from lower amortization of securities portfolio premiums, the higher prime lending rate that prevailed in 1995, and the reinvestment of the cash flow from the mortgage-backed securities portfolio into higher yielding lending activity. As a result of this reinvestment, a greater percentage of interest income was derived from higher yielding lending activity in 1995 versus 1994. For the year ended December 31, 1995, interest and fees on loans represented 53% of total interest income compared to 37% for the same 1994 period while investment income decreased from 63% in 1994 to 47% in 1995.

     The cost of interest-bearing liabilities decreased to 5.73% in 1996 from 5.80% in 1995 due to a reduction in the cost associated with certificates of deposit. Average certificate of deposit balances represented 56% of 1996's total average interest-bearing liabilities with an average rate paid of 6.18% versus a cost of 6.32% in 1995 on balances which comprised 47% of total average interest-bearing liabilities. The cost of interest-bearing liabilities was also impacted by the lower rates paid on short term FHLB advances which decreased to an average rate of 5.55% in 1996 from 6.23% in 1995.

     The cost of interest-bearing liabilities increased to 5.80% in 1995 from 5.09% in 1994 and reflected a shift in funding sources from savings balances to higher costing certificates of deposit. Average certificate of deposit balances represented 47% of 1995's total average interest-bearing liabilities with an average rate paid of 6.32% versus a cost of 5.12% in 1994 on balances which comprised 28% of total average interest-bearing liabilities. The cost of interest-bearing liabilities was also impacted by the higher rates paid on short term FHLB advances which rose to an average rate of 6.23% in 1995 from 4.90% in 1994.

  Provision for Loan Losses

     A provision for loan losses of $5.1 million was recorded for the year ended December 31, 1996 compared to $4.9 million in 1995. The increases in the provision compared to prior years were due to the charge-offs incurred in connection with IPF loans.

  Non-interest Expense

     Total non-interest expense for the year ended December 31, 1996 were $7.2 million, or 2% lower than the $7.4 million of the previous year. Excluding the servicing costs of IPF, operating expenses were 7% lower as lower professional fees (mainly legal expenses) and a reduction in FDIC insurance premiums more than offset higher staff expenses associated with new hires and salary increases. IPF expenses increased by 9% due to the cost of servicing a larger portfolio, on average, and the absorption by the Bank of all costs of servicing the IPF portfolio from April 1996, which had been previously borne by the Servicer.

     Non-interest expense for the year ended December 31, 1995 totaled $7.4 million compared to $4.4 million for the year ended December 31, 1994. The increase in non-interest expense in 1995 of $3 million compared to 1994 was attributable to higher salaries and employee benefits of $237 thousand resulting from higher staffing levels and benefit costs and from salary increases, professional fees and settlement costs of $445 thousand incurred in resolving legal matters relating to the assignment of residential mortgages to the Bank, expenses of $266 thousand incurred for professional services in connection with the proposed merger between Regent and Carnegie and the Bank and CBNA, pursuant to a Merger Agreement which Merger Agreement was terminated on January 14, 1997, audit expenses of $329 thousand, a substantial portion of which related to the delinquent IPF loans, and an increase of $2 million in costs for the expansion and servicing of the IPF program. The increase in other expenses was partially offset by lower premiums and a refund of premiums previously paid to the FDIC totaling $205 thousand.

  Provision for Income Taxes

     Regent recorded a tax benefit of $350 thousand for the year ended December 31, 1996. Regent also received a federal income tax refund of $1.5 million in the first quarter of 1997, which represented the recovery of taxes paid in prior years and had been previously accounted for in Regent's Consolidated Statements of Operations. The tax benefit, which was recorded in the fourth quarter of 1996, reflected the recognition of a portion of Regent's net deferred tax asset under the principles of FAS 109. FAS 109 requires that the tax benefit of net operating loss carryforwards and temporary timing differences be recorded as an asset to the extent that management estimates that such assets are "more likely than not" to be realized through the generation of future taxable income. At December 31, 1996, Regent recorded a deferred tax asset of $2.0 million and a valuation allowance against it of $1.6 million.

CONSOLIDATED AVERAGE BALANCE SHEETS AND RATE/YIELD ANALYSIS

                                                   1996                             1996                        1996
                                      -------------------------------  -------------------------------  --------------------
                                       AVERAGE    INCOME/     RATE/     AVERAGE    INCOME/     RATE/     AVERAGE    INCOME/
                                       BALANCE    EXPENSE     YIELD     BALANCE    EXPENSE     YIELD     BALANCE    EXPENSE
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
(IN THOUSANDS, EXCEPT PERCENTAGES)

ASSETS
Interest-earning assets:
  Overnight investments(1)..........  $ 1,475.8  $    77.5       5.25% $   236.4  $    12.5       5.30% $   283.6  $    16.8
  Investment securities and
    securities available for sale...  123,449.0    8,220.6       6.66  148,559.4    9,986.2       6.72  166,476.8   10,833.8
  Loans and loans held for
    sale (2)........................  115.859.9   13,221.1      11.41   92,743.7   11,160.8      12.03   78,103.5    6,313.9
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total interest-earning assets..... $240,784.7  $21,519.3       8.94% 241,539.5  $21,159.6       8.76% 244,863.9  $17,164.5
                                      =========  =========  =========  =========  =========  =========  =========  =========
Cash and due from banks.............    4,480.4                          4,476.9                          4,141.2
Premises and equipment, net.........      753.3                            643.4                            687.6
Other assets........................    3,409.4                          2,806.5                          3,123.1
Allowance for loan losses...........   (3,581.7)                        (1,838.0)                        (1,382.6)
                                      ---------                        ---------                        ---------
      Total assets.................. $245,846.1                       $247,628.3                       $251,433.2
                                      =========                        =========                        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  NOW...............................  $ 3,783.4  $    91.1       2.41% $ 4,055.9  $   102.1       2.52% $ 3,323.5  $    82.7
  Savings...........................   49,870.7    2,433.2       4.88   53,283.1    2,588.8       4.86  100,708.5    5,411.6
  Money market deposits.............    3,670.3      157.0       4.28    8,462.9      333.5       3.94    8,657.8      254.6
  Time deposits.....................  122,657.0    7,577.3       6.18  102,779.5    6,493.1       6.32   63,612.0    3,257.7
  Short-term borrowings.............   26,697.7    1,481.1       5.55   44,757.4    2,788.9       6.23   38,411.4    1,881.3
  Long-term advances................    8,157.2      501.6       6.15      451.6       27.1       5.99    6,069.0      267.2
  Subordinated debt.................    2,750.0      220.2       8.00    2,750.0      219.6       7.99    2,712.5      217.6
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total interest-bearing
        liabilities.................  217,586.3   12,461.5       5.73% 216,540.4   12,553.0       5.80% 223,494.7   11,372.7
Demand deposits.....................   10,705.2                         10,404.0                         12,657.3
Other liabilities...................    7,652.7                          7,053.2                          2,365.8
                                      ---------                        ---------                        ---------
      Total liabilities.............  235,944.2                        233,997.5                        238,517.9
                                      ---------                        ---------                        ---------
Shareholders' equity................    9,901.9                         13,630.8                         12,915.3
                                      ---------                        ---------                        ---------
  Total liabilities and
    shareholders' equity............ $245,846.1                       $247,628.3                       $251,433.2
                                      =========                        =========                        =========
Net interest income and net interest
  spread............................             $ 9,057.8       3.21%            $ 8,606.6       2.96%            $ 5,791.8
                                                 =========  =========             =========  =========             =========
Net interest rate margin............                             3.76%                            3.56%
                                                            =========                        =========


                                         RATE/
                                         YIELD
                                      -----------
(IN THOUSANDS, EXCEPT PERCENTAGES)
ASSETS
Interest-earning assets:
  Overnight investments(1)..........        5.92%
  Investment securities and
    securities available for sale...        6.51
  Loans and loans held for
    sale (2)........................        8.08
                                       ---------
  Total interest-earning assets.....        7.01%
                                       =========
Cash and due from banks.............
Premises and equipment, net.........
Other assets........................
Allowance for loan losses...........

      Total assets..................

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  NOW...............................        2.49%
  Savings...........................        5.37
  Money market deposits.............        2.94
  Time deposits.....................        5.12
  Short-term borrowings.............        4.90
  Long-term advances................        4.40
  Subordinated debt.................        8.02
                                       ---------
      Total interest-bearing
        liabilities.................        5.09%
Demand deposits.....................
Other liabilities...................

      Total liabilities.............

Shareholders' equity................

  Total liabilities and
    shareholders' equity............

Net interest income and net interest
  spread............................        1.92%
                                       =========
Net interest rate margin............        2.37%
                                       =========

------------------
(1) Includes federal funds sold, money-market mutual funds and interest-bearing deposits due from banks.
(2) For purpose of these computations, non-accruing loans are included in the daily average loan amounts outstanding. Additionally, the yield on IPF loans includes interest income on delinquent loans.

  Volume and Rate Variance Analysis

     Net interest income is affected by changes in the average interest rate earned on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of earning assets and interest-bearing liabilities. The following table sets forth for the years ended December 31, 1996 compared to December 31, 1995 and December 31, 1995 compared to December 31, 1994, the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.

                                                         1996 COMPARED TO 1995                1995 COMPARED TO 1994
                                                   ----------------------------------  -----------------------------------
                                                                              NET                                   NET
                                                                           INCREASE                              INCREASE
                                                     VOLUME      RATE     (DECREASE)(1)   VOLUME      RATE     (DECREASE)(1)
                                                   ----------  ---------  -----------  ----------  ----------  -------------
                                                                               (IN THOUSANDS)
Overnight investments(2).........................  $     65.1  $     (.1)  $    64.9   $     (2.6) $     (1.6)  $    (4.2)
Investment securities............................    (1,672.9)     (92.6)   (1,765.2)    (1,195.4)      347.8      (847.6)
Loans and loans held for sale(3).................     2,662.6     (602.3)    2,060.3      1,343.8     3,503.1     4,846.9
                                                   ----------  ---------   ---------   ----------  ----------   ---------
Total Interest Income............................     1,054.7     (695.0)      359.7        145.8     3,849.3     3,995.1
                                                   ----------  ---------   ---------   ----------  ----------   ---------
NOW accounts.....................................        (6.7)      (4.3)      (11.0)        18.4         1.0        19.4
Savings deposits.................................      (166.4)      10.8      (155.6)    (2,345.5)     (477.3)   (2,822.8)
Money market deposits............................      (202.9)      26.4      (176.5)        (5.9)       84.8        78.9
Certificates of deposit..........................     1,230.8     (146.5)    1,084.3      2,345.5       889.9     3,235.4
Short-term borrowings............................    (1,028.3)    (279.5)   (1,307.7)       339.1       592.1       931.2
Long-term advances...............................       473.8        0.7       474.5       (322.2)       58.4      (263.8)
Subordinated debt................................         0.0        0.6         0.6          3.0        (1.0)        2.0
                                                   ----------  ---------   ---------   ----------  ----------   ---------
Total Interest Expense...........................       300.3     (391.8)      (91.5)        32.4     1,147.9     1,180.3
                                                   ----------  ---------   ---------   ----------  ----------   ---------
Net Interest Income..............................  $    754.4  $  (303.2)  $   451.2   $    113.4  $  2,701.4   $ 2,814.8
                                                   ==========  =========   =========   ==========  ==========   =========

------------------
(1) The change in interest due to both rate and volume has been reflected in volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.
(2) Includes federal funds sold, money-market mutual funds and interest-bearing deposits due from banks.
(3) Includes loan fees of approximately $1.5 and $1.0 million in 1996 and 1995, respectively. A majority of such fees are associated with IPF loans. Additionally, loan income includes interest on nonaccrual loans, to the extent of interest paid of $19 and $79 thousand in 1996 and 1995, respectively. Non-accruing loans are included in the daily average loan amounts outstanding used to determine the changes in interest income attributable to volume. Also includes interest income on delinquent IPF loans.

                                    BUSINESS

REGENT

     Regent is a one bank holding company registered under the BHCA. Regent was incorporated under the laws of the Commonwealth of Pennsylvania on December 22, 1986 and on November 23, 1987 was merged into a New Jersey corporation with the same name (and which was incorporated on November 2, 1987), with the New Jersey corporation being the surviving entity. Regent became a bank holding company on June 2, 1989 when it completed the acquisition of all of the authorized capital stock of the Bank, Regent's only subsidiary. The Bank commenced operations on June 5, 1989.

     Regent provides banking services through the Bank and does not engage in any activities other than banking activities. Regent is regulated by the Board of Governors of the Federal Reserve System. The executive offices of Regent are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is (215) 546-6500.

THE BANK

     The Bank, a federally-chartered national bank, is regulated by the OCC and is a member of the Federal Reserve System. The deposits held by the Bank are insured by the Bank Insurance Fund of the FDIC to the maximum permitted by current law.

     The Bank was wholly owned by Regent from June 5, 1989 to April 16, 1997. On April 16, 1997, Regent sold 1,120,000 newly issued shares of the Bank's Common Stock for $8.50 per share in the Bank Offering. As a result, Regent currently owns approximately 53% of the Bank's outstanding Common Stock. The exchange of Regent Common Stock for the Bank Common Stock occurred as of August 15, 1997 at which time the Bank became wholly owned again by Regent. See "Plan of Distribution -- Resale of Regent Common Stock Exchanged for the Bank Common Stock Issued in the Bank Offering."

     The Bank engages in the commercial banking business, serving the banking needs of its customers with a particular focus on small and medium-sized businesses, professionals and other individuals, with an emphasis on the origination of loans in the $100 thousand to $3.0 million range. The Bank's strategy in providing its services is to attempt to respond to each customer's needs and assure that a customer will deal regularly with the same officer of the Bank. The small and mid-sized business and entrepreneurial market in the Bank's service area is large and the Bank believes it can offer the flexibility, speed and personal attention necessary to serve this large market. The banking and broad business experience of the Bank's officers and directors makes the Bank particularly well-suited to serve the individualized needs of this market. The Bank maintains one office at 1430 Walnut Street, Philadelphia, Pennsylvania 19102, where it conducts all of its banking activities. The Bank currently does not intend to expand by opening new branches or competing for the retail consumer market served by large banks in the region, but rather will pursue alternative means of deposit generation.

     At June 30, 1997, the Bank had $212.1 million in assets, $174.3 million in deposits and $75.8 million in net loans. The Bank's primary service area for CRA purposes is the Delaware Valley which includes the greater Philadelphia metropolitan area and various counties in New Jersey, Delaware and Maryland.

     The federal and state laws and regulations that are applicable to bank holding companies and banks give regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and generally have been promulgated to protect depositors and deposit insurance funds and not for the purpose of protecting stockholders. Any change in such regulations, whether by an applicable federal or state regulatory authority or federal or state legislative bodies, could have a significant impact on Regent and the Bank. See "Supervision and Regulation."

     The Bank offers a wide range of deposit products, including checking accounts, interest-bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Individual Retirement Accounts.

     A broad range of credit facilities are offered to the businesses and residents of its service area, including commercial loans, home improvement loans, mortgage loans and home equity lines of credit. At June 30, 1997, the Bank's maximum legal lending limit was approximately $3.3 million per borrower.

     In addition, the Bank offers safe deposit boxes, travelers' checks, money orders, direct deposit of payroll and Social Security checks, and access to one or more regional or national automated teller networks as well as international services through correspondent institutions. The Bank is also empowered to offer, but does not provide, trust services. The Bank has the power to act as executor of wills and as a trustee for Individual Retirement Accounts, minors and other fiduciaries. Other trust services are provided through correspondent institutions. The Bank has established relationships with correspondent banks and other financial institutions in order to provide other services requested by its customers, including requesting correspondent banks to participate in loans where the loan amount exceeds the Bank's policies or legal lending limit.

     As of July 15, 1997, Regent and the Bank had a total of 32 employees, excluding two temporary employees engaged in the collection of IPF receivables.

COMPETITION

     There is intense competition among financial institutions in the Bank's service area, although the Bank believes its relatively small size and emphasis on personal service provide it with a competitive advantage. The Bank competes with new and established local commercial banks, as well as numerous regionally based commercial banks. There is also competition from out of state financial institutions, thrifts and mutually owned savings banks and savings and loan associations. As of the date hereof, the Bank had attracted, and believes it will continue to attract, its customers from the deposit base of such existing banks and financial institutions and from growth in the Delaware Valley. Many of such banks and financial institutions are well-established and well-capitalized, allowing them to do more advertising and promotion and to provide a greater range of services, including trust services, than the Bank. The Bank's strategy has been and will continue to be emphasizing personalized service, offering competitive rates to depositors and making use of commercial and personal ties of the Bank's stockholders, directors, officers and staff to Delaware Valley businesses and residents.

     In recent years, intense market demands, economic pressures and significant legislative and regulatory action have eroded traditional banking industry classifications which were once clearly defined and have increased competition among banks, as well as between banks and other financial institutions. As a result, banks and other financial institutions have had to diversify their services, generally increase interest paid on deposits and become more cost effective. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. Some of the effects on banks and other financial institutions of these market dynamics and legislative and regulatory changes include increased customer awareness of product and service differences among competitors and increased merger activity.

PROPERTIES

     The Bank leases approximately 20,600 square feet of the first and second floors and basement of 1430 Walnut Street and the third floor of 1426 and 1428 Walnut Street, Philadelphia, Pennsylvania. The space is occupied by both Regent and the Bank and serves as the Bank's sole banking location.

     The properties are leased at a rental expense of approximately $190 thousand per annum excluding taxes, insurance, utilities and janitorial services through 1997, $210 thousand for 1998 and $87 thousand through May 1999. The leases provide for two 5-year renewal options at then current market rental rates. The leases for the 1430 and 1428 Walnut Street premises include a right of first refusal to purchase the premises.

LEGAL PROCEEDINGS

     Regent has instituted two lawsuits to recover damages caused to Regent by individuals and entities which engaged in IPF business with Regent as follows:

  Regent National Bank v. K-C Insurance Premium Finance Co., Inc., et al.

     On December 24, 1996, Regent filed a complaint in the United States District Court for the Eastern District of Pennsylvania, in which it asserted claims, in the form of 11 counts, against K-C , its principals, Alvin M. Chanin ("Chanin") and Antimo S. Cesaro ("Cesaro"), Chanin's wife, Myra Chanin, and Cesaro's wife, Kimberly Cesaro. The complaint alleges that K-C, Chanin and Cesaro submitted numerous reports to Regent containing false information in order to obtain funds from Regent unlawfully, as well as to induce Regent to devote resources to the IPF business. The complaint also alleges that K-C, Chanin and Cesaro entered into the Servicing Agreement with Regent to provide a variety of services in connection with Regent's IPF business and that K-C, Chanin and Cesaro engaged in numerous violations of the Servicing Agreement. The complaint alleges that K-C, Chanin and Cesaro participated, directly and indirectly, in a pattern of racketeering through multiple acts of bank fraud which constituted violations of the Racketeer Influenced and Corrupt Organization Act ("RICO"). The complaint alleges that K-C, Chanin and Cesaro submitted false and fraudulent computer records and financial statements which grossly overstated the profits generated by the IPF business and substantially understated the losses by such business.

     The complaint also alleges that, on or about April 12, 1996, Regent entered into a certain Note and Business Loan Agreement (the "Loan Agreement") with K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro pursuant to which K-C, Chanin and Myra Chanin became obligated to Regent in the amount of $1.8 million and Cesaro and Kimberly Cesaro became obligated to Regent in the amount of $180 thousand. The complaint further alleges that the parties to the Loan Agreement have failed to repay Regent the sums due thereunder.

     Regent is seeking damages in this action of $1.8 million under the Loan Agreement and for damages in excess of $1 million as a result of harm caused to Regent under the various other counts in this action.

     On May 8, 1997, the defendants filed an answer and counterclaim consisting of three counts: (1) that Regent owes K-C 50% of the profits from the IPF business, as defined in the Servicing Agreement; (2) a request for declaratory judgment that the Loan Agreement is not an enforceable contract because of mutual mistake for fraudulent misrepresentations by Regent, alteration of the note, duress, failure of consideration or material breach of the Loan Agreement and (3) that Cesaro is owed wages by Regent for an undefined portion of 1996. For breach of the Servicing Agreement, K-C is demanding amounts in excess of $100 thousand. For the unpaid wages, no specific dollar amount is demanded.

     The discovery deadline in this case is September 22, 1997. The case goes to the trial pool on October 14, 1997. The parties have exchanged self-executing disclosures under the Federal Rules of Civil Procedure. As of July 25, 1997, there were no motions pending.

     On January 30, 1997, K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro instituted an action against Regent in the Court of Common Pleas of Philadelphia County, docketed at January Term, 1997, No. 2749. The complaint consists of three counts, identical to those counts brought in K-C's counterclaim in the federal court action. After filing preliminary objections to the complaint, the parties agreed, by stipulation, to stay this action pending resolution of the federal court action.

     On April 30, 1997, K-C and Chanin instituted an action against Regent in the Court of Common Pleas of Philadelphia County, docketed at April Term, 1997, No. 3411. The complaint consists of three counts, including counts for fraud, conversion and invasion of privacy in connection with Regent's use of K-C's name on payroll checks issued to former K-C employees. The damages sought are in excess of $50 thousand. The Bank filed preliminary objections to the complaint on May 20, 1997. Those objections are pending as of July 25, 1997.

     On May 13, 1997, Cesaro instituted an action against Regent in the Court of Common Pleas of Philadelphia County, docketed at May Term, 1997, No. 1281. The complaint consists of three counts including fraud, conversion and invasion of privacy, stemming from the appearance of Cesaro's stamped signature on payroll checks to IPF employees subsequent to Cesaro's dismissal by Regent. Cesaro is seeking damages in this action in excess of $50 thousand. The Bank filed preliminary objections to the complaint on June 2, 1997. Those objections are pending as of July 25, 1997.

     On May 22, 1997, Kimberly Cesaro filed a complaint against the Bank in the United States District Court for the Eastern District of Pennsylvania, docketed at 96-CV-8615. The complaint consists of four counts: (1) that the Bank violated the Equal Credit Opportunity Act ("ECOA") in obtaining Kimberly Cesaro's signature on the Loan Agreement and related note; (2) that Regent's actions in doing the same caused Kimberly Cesaro to undergo severe emotional distress and has required "psychotropic medication" and the care of physicians for various symptoms; (3) that Regent's actions have impaired Kimberly Cesaro's credit standing and (4) that Regent's actions have amounted to a "slander of credit."

     Kimberly Cesaro is seeking damages for intentional infliction of emotional distress, interference with respective business relations and slander of credit in an amount of at least $75 thousand. In addition, on her ECOA claim, Kimberly Cesaro demands actual damages and punitive damages in an unspecified amount as well as a declaratory judgment that the note and the loan documents are void and unenforceable.

     Regent filed a motion to dismiss the complaint on June 19, 1997. The motion was granted and, on July 15, 1997, the complaint was dismissed. Counsel for Kimberly Cesaro has indicated that a motion for reconsideration of the order of dismissal will be filed.

     On May 8, 1997, Laureen Pendelton, a former employee of K-C, filed a complaint against Regent in the Court of Common Pleas of Philadelphia County, docketed at May Term, No. 748. The complaint consists of three counts for fraud, unjust enrichment and violations of the Pennsylvania wage payment and collection law, arising from Regent's failure to provide employment benefits to the plaintiff similar to those provided to Regent employees. Pendelton is seeking damages in an amount in excess of $50 thousand on each count. On June 27, 1997, Regent removed the case to the United States District Court for the Eastern District of Pennsylvania and on July 7, 1997, filed a motion to dismiss the action which remains pending.

  Regent National Bank v. Dealers Choice Automotive Planning, Inc. and Payments, Inc.

     On November 27, 1996, Regent filed a complaint in the United States District Court for the Eastern District of Pennsylvania, against Dealers Choice Automotive Planning, Inc. ("DCAP"), an independent retail insurance broker which engaged in IPF business with Regent and which was recruited to do business with Regent by K-C, and an affiliate of DCAP, for breach of contract. The complaint alleges that DCAP and its affiliates entered into a letter of understanding with Regent under which DCAP and its affiliates agreed that the financing of all IPF contracts with Regent would be with recourse. The complaint seeks damages for losses suffered by Regent as a result of funding IPF agreements placed through DCAP. In the action, Regent seeks damages in excess of $100 thousand.

     The defendants have answered this complaint and have asserted a third-party action against individual officers and directors of Regent, (Harvey Porter, Abraham L. Bettinger and Kristen M. Evan) alleging that they were misled by those officers and directors of Regent by fraudulent misrepresentations concerning the recourse provisions of the letter of understanding. The answer also asserts that Regent owes money to the defendants for failure to give 30 days written notice of the termination of the letter of understanding. The answer claims punitive damages in the amount of $500 thousand for the alleged misrepresentation and an amount of not less than $40 thousand for the alleged termination without giving sufficient written notice. This matter is in the initial phases of discovery. Motions to dismiss have been filed by all third party defendants and await disposition.

     On March 20, 1997, DCAP filed a complaint against Regent, and several of its present and former officers and directors, in New York Supreme Court, New York County, docketed at No. 105311/97. The complaint consists of counts including: (1) allegations that Regent breached its contract with DCAP and its brokers in failing to service properly each customer who entered into a premium financing agreement with Regent, resulting in the loss of future profits of at least $1 million and additional consequential injuries in an amount of at least $2 million; (2) allegations of negligence in Regent's performance of its obligations to service the brokers' customers which resulted in injuries of at least $2 million; (3) allegations of fraud on the part of the individual defendants with respect to Regent's intentions regarding its servicing obligations to the brokers' customers; (4) a request for an accounting on a customer by customer basis for any and all refunds or charges against such refunds and (5) a preliminary and permanent injunction barring Regent from converting or otherwise dissipating unearned premium refunds. A motion to dismiss the complaint was filed on May 12, 1997 and remains pending following a hearing thereon on July 7, 1997.

     In January 1997, the Bank settled litigation involving various mortgage loans charged-off by the Bank in 1995, for which the Bank will recover $320 thousand, subject to court approval.

     Regent and the Bank are subject to various other legal actions and proceedings. In the opinion of management, after discussions with legal counsel, the resolution of these matters is not expected to have a material adverse effect on Regent's consolidated financial position or its consolidated results of operations.

CHANGE IN ACCOUNTANTS

     Pursuant to the Regulatory Agreement, the Bank retained a forensic accounting firm to investigate whether there is any basis upon which it or Regent should assert a claim against Arthur Andersen LLP ("Arthur Andersen") in connection with services rendered by Arthur Andersen to Regent and the Bank in 1994, 1995 and 1996. Thereafter, Arthur Andersen indicated to Regent that the existence of the investigation raised an issue as to the independence of Arthur Andersen in the conduct of Arthur Andersen's examination of Regent's financial statements for future periods unless Regent and the Bank waived any such claim. Because of Regent's concern that Arthur Andersen might resign, Regent's management, with the concurrence of Regent's Audit Committee, began to interview public accounting firms that could serve as Regent's certifying accountant in the event Arthur Andersen were to resign.

     On December 17, 1996, Regent notified Arthur Andersen that Regent and the Bank did not have sufficient information on which to base a decision on whether or not to waive any claim against Arthur Andersen and thereby eliminate any issues as to the independence of Arthur Andersen. On December 31, 1996, Arthur Andersen submitted its resignation as Regent's independent public accountants, and the resignation of Arthur Andersen was accepted by Regent's Audit Committee effective as of such date.

     Arthur Andersen's report on the financial statements of Regent for the fiscal years ended December 31, 1994 and December 31, 1995 contained no adverse opinions or disclaimers of opinions and were not qualified or modified as to uncertainty, audit scope or accounting principles. Arthur Andersen's report dated March 22, 1995 on the consolidated financial statements of Regent for the fiscal year ended December 31, 1994 was qualified as to an uncertainty related to a dispute that arose in bankruptcy proceedings of a mortgage banking company which Regent had engaged in business transactions. This uncertainty was resolved during 1995 and, as a result, Arthur Andersen's report dated May 23, 1996 on Regent's consolidated financial statements for the year ended December 31, 1995 did not include a reference to this matter. Also, Arthur Andersen's report dated May 23, 1996 on Regent's consolidated financial statements for the year ended December 31, 1995 contained the following "emphasis-of-the-matter" paragraph:

     "As discussed in Notes 3 and 5, the Bank recognized a loss from operations for the year ended December 31, 1995 primarily as a result of a substantial increase in the provision for loan losses associated with its insurance premium finance loan portfolio. As a result, the Bank did not meet the Tier 1 leveraged capital requirement established by the Office of the Comptroller of the Currency
(OCC) for the Bank under the OCC's discretionary authority. Additionally, on a consolidated basis, the parent company's Tier 1 leveraged capital ratio amounts to 4% which equals the minimum legal requirement. Failure to meet minimum capital requirements can result in the regulators initiating certain actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Such actions are presently uncertain, and, accordingly, no adjustments have been made in the accompanying financial statements."

     During the fiscal years ended December 31, 1994 and December 31, 1995, and the subsequent interim periods preceding Arthur Andersen's resignation, Arthur Andersen advised Regent of the following matters:

          (i) In connection with the audit of Regent's consolidated financial statements for the year ended December 31, 1995, Arthur Andersen advised Regent that certain accounting controls were not adequate with respect to Regent's IPF loan portfolio. As a result, Arthur Andersen advised Regent of the need for Arthur Andersen to significantly expand the scope of its audit procedures related to the IPF loan portfolio. Arthur Andersen concluded, as a result of its audit, that Regent's reserve for possible loan losses was not adequate and proposed an adjustment to increase the reserve at December 31, 1995. Management of Regent disagreed with Arthur Andersen's proposed reserve increase. Arthur Andersen informed Regent that failure to resolve this issue would cause it to modify its opinion on Regent's consolidated financial statements as of December 31, 1995; however, this was not necessary as management agreed to increase the reserve for possible loan losses related to the IPF loan portfolio.

     The Audit Committee of Regent's Board of Directors discussed this matter with Arthur Andersen and Regent authorized Arthur Andersen to respond fully to the inquiries of the successor accountant concerning this matter.

          (ii) Arthur Andersen has advised Regent that it has come to Arthur Andersen's attention as a result of discussions with Regent's management and internal audit personnel that Regent's financial statements for the third quarter of 1996, included in Regent's Form 10-Q Report filed on November 14, 1996, reflect a significant adjustment representing management's estimate of erroneous charge-offs of seriously delinquent IPF loans due to mispostings of return premium checks by the IPF loan Servicer on similar delinquent IPF accounts, thereby creating credit balances of $1,244,000 in the aggregate on all charged-off IPF accounts. Since September 30, 1996, Regent had no unprocessed claims for the return of these credit balances. To the extent Regent receives valid claims for refunds of these credit balances, Regent will make appropriate refunds thereof. At the time of Arthur Andersen's resignation, Arthur Andersen had not completed its analysis of this adjustment, and had not reached any conclusion as to the appropriateness of this adjustment. However, the amount of such adjustment is material to the third quarter 1996 financial statements and Regent's compliance with certain minimum capital requirements as of September 30, 1996 and the determination of the Bank's compliance with the Tier 1 leverage capital requirement established by the OCC for the Bank as of October 31, 1996, and agreed to by the Bank's Board of Directors.

     Effective December 31, 1996, Regent, with the approval of Regent's Audit Committee, retained the firm of Grant Thornton LLP to serve as Regent's certifying accountant.

                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable laws or regulations may have a material effect on the business and prospects of Regent or the Bank.

GENERAL -- RECENT REGULATORY ENACTMENTS

     On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the "Deposit Act") became law. The primary purpose of the Deposit Act is to recapitalize the Savings Association Insurance Fund of the FDIC (the "SAIF") by charging all SAIF member institutions a one-time special assessment. The Deposit Act will lead to equalization of the deposit insurance assessments between banks and SAIF-insured institutions, and separates from insurance assessments payments required for debt service and principal repayment on bonds issued by the Federal Finance Corporation ("FICO") in the mid-1980s to fund a portion of the thrift bailout. Under the Deposit Act, BIF-insured institutions are required to pay a portion of the obligations owed under the FICO bonds. The rate of contribution between SAIF and BIF member institutions is not equal, and SAIF institutions are required to pay 6.3 basis points on assessed deposits while BIF institutions are only required to pay 1.26 basis points on assessed deposits. This disparity will stay in effect until such time as the federal thrift and commercial bank charters are merged and the deposit insurance funds are thereafter merged. Under the Deposit Act, this may occur by January 1, 1999. At that time, all federally insured institutions should have the same total FDIC assessment.

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state borders. The Interstate Act has two main provisions. The first provision generally provides that, commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state.

     Pennsylvania "opted in" to the Interstate Act of 1994. Notwithstanding the Interstate Act, current Pennsylvania law requires prior written approval of the Department of Banking (the "Department") for out of state banks and bank holding companies, but not national banks, to acquire banks in Pennsylvania. If an out-of-state bank or bank holding company wishes to establish a de novo branch in Pennsylvania, then it must obtain prior written approval of the Department and, in addition, meet a reciprocity requirement. This requirement mandates that the initial bank's home state permit a Pennsylvania bank to establish a branch in that state on substantially the same terms and conditions. A Pennsylvania bank, with the exception of national banks, requires the prior written approval of the Department to maintain branches in another state.

     The second major provision of the Interstate Act permits banks located in different states to merge and continue to operate as a single institution in more than one state. A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

BANK HOLDING COMPANY REGULATION

  General

     As a bank holding company registered under the BHCA, Regent is subject to the regulation and supervision of the FRB. Regent is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, Regent's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

     In addition, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The FRB also has the authority under the BHCA to require a bank holding company to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

  Capital Adequacy Guidelines for Bank Holding Companies

     In January 1989, the FRB adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier 1 Capital," consisting of common shareholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier 2 Capital") may consist of (i) the allowance for loan losses of up to 1.25% of risk-weighted assets,
(ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligations of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

     In addition to the risk-based capital guidelines, the FRB has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

BANK REGULATION

     The Bank is a national bank subject to the supervision of, and regular examination by, the OCC, as well as to the supervision of the FDIC. The FDIC insures the deposits of the Bank to the current maximum allowed by law through the BIF.

     The operations of the Bank are subject to state and federal statutes applicable to banks which are members of the Federal Reserve System and to the regulations of the FRB, the FDIC and the OCC. Such statutes and regulations relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit and fair credit reporting. Under the provisions of the Federal Reserve Act (the "FRA"), the Bank is subject to certain restrictions on any extensions of credit to Regent or, with certain exceptions, other affiliates, on investments in the stock or other securities of national banks, and on the taking of such stock or securities as collateral. These regulations and restrictions may limit Regent's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses. Further, the Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property. For example, the Bank may not generally require a customer to obtain other services from the Bank or Regent, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit. The Bank also is subject to certain restrictions imposed by the FRA on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

     As an institution whose deposits are insured by the FDIC, the Bank also is subject to insurance assessments imposed by the FDIC. Under current law, as amended by FDICIA, the insurance assessment to be paid by BIF-insured institutions is as specified in schedules issued by the FDIC from time to time. The amount of the assessment is determined in part to allow for a minimum BIF reserve ratio of 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute). The most recent assessment rate schedule for BIF members ranges from 0 to 27 basis points, with those institutions at the low end of the assessment schedule paying only the statutorily mandated $2,000 annual insurance premium. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined on whether the institution is considered "well capitalized," "adequately capitalized" or "under-capitalized," as those terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of FDICIA, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

GOVERNMENTAL MONETARY POLICY

     Bank profitability is principally dependent upon interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings and the interest received by a bank on loans and securities held in its investment portfolio comprise the major portion of a bank's earnings. Thus, the earnings and growth of the Bank is subject to the influence of general economic conditions and the monetary and fiscal policies of the United States Government and its agencies, including the OCC, the FRB and the FDIC. An important function of the FRB is to regulate the money supply, credit conditions and interest rates in order to mitigate recessionary and inflationary pressures. Among the instruments of monetary policy used to implement these objectives are open market transactions in United States Government securities and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of credit, bank loans, investments and deposits. Their use may also affect interest rates charged on loans or paid on deposits.

     The FRB requires all depository institutions, such as the Bank, to maintain reserves against their net transaction accounts (primarily NOW, Super NOW and checking accounts) and non-personal time deposits. As of the date of this Offering Circular, reserves of 3% must be maintained against net transaction accounts of $49.3 million or less, except that no reserves are required against the first $4.4 million of net transaction accounts, and reserves of 10% must be maintained against net transaction accounts in excess of $49.3 million. No reserves are currently required against non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy applicable liquidity requirements. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, however, the effect of the reserve requirements is to reduce an institution's interest-earning assets.

     The monetary policies and regulations of the United States Government and its agencies have had a significant effect on the operations of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the future business, earnings and growth of the Bank cannot be predicted.

RESTRICTIONS ON CHANGES IN CONTROL

     Section 112 of the Pennsylvania Banking Code of 1965, as amended, provides that no person or group shall acquire or propose to acquire, without the prior approval of the Department, more than 10% of the outstanding shares of any bank, including a national bank located in Pennsylvania. Section 112 exempts from its application and approval requirements (i) transactions by persons already controlling the bank in question, (ii) mergers subject to the approval of the OCC, (iii) certain transactions by broker-dealers on a national securities exchange or in the over-the-counter market and (iv) such other transactions as the Department exempts by regulation.

     Purchasers of shares of the Bank's Common Stock may also be subject to the Change in Bank Control Act of 1978 (the "CBCA"), which provides in pertinent part, subject to certain exemptions, that acquisitions by any person or group of persons who would thereafter have the power to vote 25% or more of any class of voting securities of an insured bank or to control or direct the management or policies of such a bank require prior written notice to the FDIC and may not be made if the FDIC makes a timely objection to such purchase. The FDIC has established the power to vote 10% or more of any class of voting securities as generating a rebuttable presumption of control. Notices of proposed changes in control must be filed with the FDIC 60 days prior to the transaction giving rise to the change in control. During the 60 days after receiving a completed notice of a proposed change in control, or during the following 30 days if the FDIC extends the period, the FDIC may issue a notice of disapproval.

     The BHCA also requires that certain regulatory approvals be obtained in the event that any "company" (as defined) seeks to acquire 25% or more of a bank's common stock or sufficient shares of a bank's common stock to enable it to "control" the bank, or in the event that any bank holding company acquires 5% or more of a bank's common stock.

     The combined effect of the CBCA and the BHCA could limit the ability of any person to purchase shares in the offering being made hereby if such person's shares would constitute either 10% or more, or 25% or more, of the Bank's outstanding shares. The Bank reserves the right to refuse to make any sales of shares in this offering which would have the effect of permitting a stockholder to reach or exceed the 10% threshold in the absence of any necessary and appropriate regulatory approval in form and substance satisfactory to the Bank in its reasonable discretion.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers of Regent, each of whom serves at the discretion of the Board of Directors except as noted below, and the directors of Regent are as follows:

                NAME                        AGE                            POSITION WITH REGENT
                ----                        ----                           --------------------

David W. Ring.......................        81     Chairman of the Board and a Director since 1986; Chief Executive
                                                   Officer from September 1996 to April 1997.

Robert B. Goldstein.................        57     President, Chief Executive Officer and a Director since April
                                                   1997; Chairman and Chief Executive Officer of the Bank since
                                                   April 1997

Abraham L. Bettinger................        61     Vice Chairman of the Board and a Director since 1986

O. Francis Biondi...................        64     Director since 1986

Joel E. Hyman.......................        48     Executive Vice President, Chief Financial Officer and Treasurer
                                                   since January 1997

John J. Lyons.......................        57     Director since May 1997; President and Chief Executive Officer of the Bank from September 1996 to April 1997; director of the Bank from September 1996 to May 1997

John W. Rose........................        47     Director since May 1997

     The following is a brief listing of the principal occupation, and certain other affiliations of each executive officer and director of Regent.

     Mr. Ring is presently, and has been since December 1986, the Chairman of the Board of Regent and a Director of Regent and the Bank. From December 1986 until April 1997, Mr. Ring also served as Chairman of the Board of the Bank. In addition, from September 1996 until April 1997, Mr. Ring served as Chief Executive Officer of Regent. Mr. Ring was formerly a consultant to, and a director of, Larami Corporation, a toy manufacturer, a director and a controlling stockholder of The First National Bank of Wilmington and a director of Integrity Holding Co., its one-bank holding company. Mr. Ring was a director of the Port Corporation of Philadelphia and was formerly a director and Corporate Vice President of Tasty Baking Co.

     Mr. Goldstein became Chairman, Chief Executive Officer and a Director of the Bank and President, Chief Executive Officer and a Director of Regent in April 1997. Mr. Goldstein is serving in these positions pursuant to an Employment Agreement, dated April 7, 1997, among Regent, the Bank and Mr. Goldstein which provides for an initial term of three years, such term to extend automatically for additional periods of one year unless terminated by one of the parties. See "Employment Agreements" for information regarding the compensation of Mr. Goldstein. Mr. Goldstein succeeded John J. Lyons who served as the Bank's President and Chief Executive Officer on an interim basis until April 1997 following the resignation of Harvey Porter as the Bank's President and Chief Executive Officer in September 1996. Mr. Goldstein has been engaged in commercial banking for over 30 years. From November 30, 1993 until immediately prior to his employment by Regent and the Bank, Mr. Goldstein served as President and Chief Executive Officer and a director of Lafayette American Bank in Bridgeport, Connecticut. Mr. Goldstein served as Vice Chairman of the Board of National Community Banks, Inc. in West Paterson, New Jersey from January 1992 to November 1993 and as President and a director of Crossland Savings Bank in Brooklyn, New York from March 1991 to January 1992. From 1974 to 1991, Mr. Goldstein served as Senior Vice President and then Executive Vice President of First Interstate Bank of Texas in Houston, Texas.

     Mr. Bettinger has been a Director of Regent and the Bank since 1986, and has served as Vice Chairman of the Board of Directors of the Bank since 1986. Mr. Bettinger also served as Vice Chairman of the Board of Directors of Regent from 1986 to April 1997. Mr. Bettinger is the President of Bettinger & Leech, Inc., a bank consulting firm, and Chairman of Bettinger & Leech Financial Corp. Bettinger & Leech, Inc. has acted as a consultant to the Bank from the commencement of operations in June 1989 through February 28, 1997. See "Certain Transactions." From 1973 to 1981, Mr. Bettinger was a Senior Vice President of Keefe, Bruyette & Woods, Inc., a bank consulting and investment banking firm, where he headed the firm's bank consulting activities. Mr. Bettinger was formerly a Vice President of Manufacturers Hanover Trust Company.

     Mr. Biondi has been a director of Regent since its inception. He has been a senior partner with the law firm of Morris, Nichols, Arsht & Tunnell of Wilmington, Delaware for more than five years, which firm performed professional services for Regent during 1996. See "Certain Transactions." From 1974 to 1983, he was a director and a controlling stockholder of The First National Bank of Wilmington and Integrity Holding Co., its one-bank holding company. Mr. Biondi is a former member of the State of Delaware Council on Banking, former President of the Delaware Bar Association and former City Solicitor of Wilmington, Delaware.

     Mr. Lyons has been a director of Regent since May 1997. Mr. Lyons is a professional banking consultant and served as President and Chief Executive Officer of the Bank on an interim basis from September 1996 until April 1997 when Mr. Goldstein took office. Mr. Lyons was a director of the Bank from September 1996 until May 1997. Mr. Lyons is the former President, Chief Executive Officer and a director of Monarch Savings Bank and of Jupiter Tequesta National Bank. Mr. Lyons is also a director of Bisys Group, Inc.

     Mr. Rose has been a director of Regent and the Bank since May 1997. Mr. Rose has served as Executive Vice President of F.N.B. Corporation, a multi-bank holding company located in Hermitage, Pennsylvania, since March 1995. Since May 1996, Mr. Rose has been a general partner and head of the investment committee of Castle Creek Capital Partners Fund, a fund that invests in turnaround banking situations. Since January 1992, Mr. Rose has been President and Owner of McAllen Capital Partners, an investment banking firm that specialized in bank turnaround investments and which has been inactive since the formation of Castle Creek Capital Partners Fund. From May 1988 to January 1992, Mr. Rose was President of Livingston Financial Group, an investor in turnaround opportunities in community banks.

     On January 21, 1997, Joel E. Hyman became the Executive Vice President, Chief Financial Officer and Treasurer of the Bank and Regent. See "Employment Agreements." From 1993 to 1996, Mr. Hyman served as Executive Vice President, Chief Financial Officer and Treasurer of Farmers & Mechanics Bank in Middletown, Connecticut until that bank was acquired by Citizens Financial Group. From 1990 to 1993, Mr. Hyman served as Senior Vice President, Chief Financial Officer and Treasurer of Tolland Bank in Vernon, Connecticut. Prior thereto, he served in various officer-level capacities in the Financial Division of Connecticut Bank & Trust Co. in Hartford, Connecticut from 1977 to 1990.

     David W. Ring, Robert B. Goldstein, Abraham L. Bettinger and John W. Rose also serve as directors of the Bank. The other directors of the Bank are Barbara
H. Teaford, Leonard S. Dwares, Nelson C. Mishkin, Robert J. Reichlin, Edward Parnes and Harry D. Zutz. Certain information about Barbara H. Teaford appears under "Management -- Executive Officers." Certain information about the directors of the Bank other than Mrs. Teaford and Messrs. Ring, Goldstein, Bettinger and Rose is as follows:

     Leonard S. Dwares, age 62, has for more than the past five years been President and principal shareholder of Leonard S. Dwares & Co. P.A., certified public accountants. Mr. Dwares served as a director of Regent and the Bank from inception through May 1997. Mr. Dwares was formerly a director of The First National Bank of Wilmington and a member of its audit committee. Mr. Dwares is a Chartered Financial Consultant.

     Nelson C. Mishkin, age 53, has been a partner of the accounting firm of Gable, Peritz, Mishkin & Co. since 1976. Mr. Mishkin has been a director of the Bank since 1993. Mr. Mishkin is a member of the American and Pennsylvania Institutes of Certified Public Accountants.

     Edward Parnes, Ph.D., age 75, has for more than the past five years been the Executive Director of the Philadelphia Mental Health Clinic and the President of Walnut Mortgage Co. and Boulevard Hotel Corporation. Dr. Parnes was a director of Regent from its inception through May 1997.

     Robert J. Reichlin, age 71, is the President of Zuckerman-Honickman, Inc., a distributor of glass and plastic containers. He is also the Vice President of Vanguard of Pennsylvania, a manufacturer of plastic bottles, the Chairman of the Board of Directors of Vanguard Plastics of Pennsylvania, a manufacturer of plastic bottles, and the Treasurer of Delta Industries, a distributor of bottles and sprayers. Mr. Reichlin is a trustee of Albert Einstein Medical Center and a member of its executive committee. Mr. Reichlin is also a past President of The Locust Club. Mr. Reichlin served as a director of Regent from inception through May 1997.

     Harry David Zutz, age 79, has been for many years the Chairman of the Board of Harry David Zutz Insurance, Inc. and Professional Liability Insurance, Inc., regional insurance agencies with offices in Wilmington, Delaware and London, England. See "Certain Transactions." Mr. Zutz is a member of Lloyds of London and a former director of the Bank of Delaware. Mr. Zutz served as a director of Regent from inception through May 1997.

THE COORDINATING COMMITTEE

     Since May 1997, Regent and the Bank have maintained a Coordinating Committee, which consists of two directors of Regent, O. Francis Biondi and John
J. Lyons, who are not directors of the Bank, and two directors of the Bank, Nelson C. Mishkin and Harry David Zutz, who are not directors of Regent, to review and approve all matters involving actual or potential conflicts of interest between Regent and the Bank. The decisions of the Coordinating Committee are binding on Regent and the Bank. In order for a Regent-Bank transaction to be approved, Regent's Coordinating Committee members must conclude that the transaction is fair and equitable to Regent and the Bank's Coordinating Committee members must conclude that the transaction is fair and equitable to the Bank.

DIRECTOR COMPENSATION

     Regent pays its non-employee directors an annual retainer of $7,500, and the Bank pays its non-employee directors an annual retainer of $3,600 and a fee of $350 for each Board meeting of the Bank attended.

EXECUTIVE OFFICERS

     On April 14, 1997, Amanda V. Perkins began serving as Executive Vice President and Chief Credit Officer of the Bank. See "Employment Agreements." From November 30, 1993 until immediately prior to her engagement by the Bank, Ms. Perkins served as Executive Vice President and Chief Credit Officer of Lafayette American Bank in Bridgeport, Connecticut. Prior thereto, Ms. Perkins was Senior Vice President and Deputy Chief Credit Officer of National Community Bank in West Paterson, New Jersey from January 1992 to November 1993.

     Barbara H. Teaford has served as President of Regent since April 1997 and, prior thereto, had served as the Executive Vice President and a director of Regent since 1986. She had also been the Executive Vice President and a director of the Bank since its inception, and the Secretary of Regent since 1990. From 1985 through 1987, Mrs. Teaford was Vice President and manager of the Southern Asset Based Lending District of The Philadelphia National Bank. From 1984 to 1985, she was a Vice President in the Regional Corporate Banking Division and, from 1981 to 1984, she was a Commercial Officer and Assistant Vice President in the Large Corporate Banking Division, both with The Philadelphia National Bank. From 1982 to 1986, she was a director and Secretary of the Board of Directors of the Central National Bank of Greencastle, Indiana. Mrs. Teaford is a member of the Board of Directors of a number of charitable and civic organizations, including the Pennsylvania Horticultural Society and the Settlement Music School.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation for the years ended December 31, 1996, 1995 and 1994 of (i) each person who served at any time during 1996 as the chief executive officer of Regent and (ii) each other executive officer of Regent and the Bank whose salary exceeded $100,000 in the year ended December 31, 1996. No bonuses were paid to executive officers during 1996.

                                                                                     SUMMARY
                                                                                COMPENSATION TABLE
                                                                               ANNUAL COMPENSATION
                                                                              ----------------------
NAME AND PRINCIPAL POSITION                                                     YEAR     SALARY ($)
---------------------------                                                   ---------  -----------

John J. Lyons, .............................................................       1996  $    51,923
President and Chief Executive
Officer of the Bank (1)

Harvey Porter, .............................................................       1996  $   159,872
President and Chief Executive Officer                                              1995      175,672
of Regent and the Bank (2)                                                         1994      164,479

David W. Ring, .............................................................       1996  $    55,500
Chief Executive Officer of Regent (3)                                              1995       65,000
                                                                                   1994       65,000

Barbara H. Teaford, ........................................................       1996  $   110,692
Executive Vice President and Secretary                                             1995      118,939
of Regent and the Bank (4)                                                         1994      109,300

------------------
(1) Mr. Lyons served as President and Chief Executive Officer of the Bank from September 1996 until April 14, 1997 when Mr. Goldstein became Chairman and Chief Executive Officer of the Bank. Mr. Lyons was compensated at the rate of $180,000 per year.

(2) Includes salary payment to Mr. Porter after his resignation in September 1996 for reasons of ill health. Mr. Porter will receive salary payments of $10,433 per month from the Bank through September 1997.

(3) Mr. Ring served as Chief Executive Officer of Regent from September 1996 until April 14, 1997 when Mr. Goldstein became President and Chief Executive Officer of Regent.

(4) Mrs. Teaford became President of the Bank on April 14, 1997.

     There is no other annual compensation or long-term compensation that is required to be disclosed in the foregoing table.

EMPLOYMENT AGREEMENTS

     Compensation for Mr. Goldstein is paid pursuant to an employment agreement, the initial term of which is three years, and thereafter automatically extends on each anniversary of the effective date of his employment, which will commence for this purpose upon the receipt of all approvals of his employment required under applicable federal banking regulations, for successive one-year periods, subject to prior written notice of termination by Mr. Goldstein or the Bank, in each case no later than 90 days prior to the expiration of the then current term. Mr. Goldstein will receive an annual base salary of $200,000, which increases 15% each year, an annual bonus ranging from 25% to 50% of his annual base salary depending upon achievement of specified performance objectives, a signing bonus of $50,000, options to purchase 150,000 shares of Regent Common Stock and various other benefits, including the use of a Mercedes Benz 420E automobile and a housing allowance of $4,000 per month to assist Mr. Goldstein in establishing a residence in the Greater Philadelphia area. Mr. Goldstein is also entitled to change in control benefits of 2.99 times his annual salary and bonus in the event that, during the 270 days prior to or the 180 days subsequent to a Change in Control of Regent, or of the Bank if the Bank is a successor to Regent, Mr. Goldstein (i) resigns for Good Reason or within 180 days after a Change in Control, (ii) is terminated without Cause or (iii) dies or becomes subject to a Permanent Disability, in each case as such capitalized term is defined in the agreement. The agreement with Mr. Goldstein provides for the continued payment of Mr. Goldstein's salary and provision of life, health and disability coverage for Mr. Goldstein and his eligible dependents for the lesser of the initial term of his employment, as provided in the agreement, or three years, in the event that the Bank terminates Mr. Goldstein's employment other than for Cause, as defined in the agreement.

     Compensation for Mrs. Teaford is paid pursuant to an employment agreement, the current term of which expires in May 1998, and thereafter automatically extends for successive one-year periods, subject to prior written notice of termination by Mrs. Teaford or Regent, in each case, no later than 90 days prior to expiration of the then current term. The agreement with Mrs. Teaford requires continuation of compensation for one year to the executive's spouse, issue or estate in the event of death, but does not provide for severance payments. See "1997 Equity Incentive Plan."

     Compensation for Joel E. Hyman, who became Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank in January 1997 and for Amanda V. Perkins, who became Executive Vice President and Chief Credit Officer of the Bank in April 1997, is paid pursuant to an employment agreement dated as of January 21, 1997 among Regent, the Bank and Mr. Hyman and an employment agreement dated as of April 14, 1997 among Regent, the Bank and Ms. Perkins, the initial term of each of which is three years, and thereafter automatically extends on each anniversary of employment for successive one-year periods, subject to prior written notice of termination by the officer or the Bank, in each case no later than 90 days prior to the expiration of the then current term. Each agreement provides for an initial annual salary at the rate of $110,000, options to purchase 25,000 shares of Regent Common Stock and various other benefits. Mr. Hyman and Ms. Perkins are each also entitled to change in control benefits of 2.99 times their annual salary plus any discretionary bonus paid during the preceding 12 months in the event that, during the 270 days prior to or the 180 days subsequent to a Change in Control of Regent, or of the Bank if the Bank is a successor to Regent, the officer resigns for Good Reason, is terminated without Cause or dies or becomes subject to Permanent Disability, in each case as such capitalized term is defined in the agreements. The agreements with Mr. Hyman and Ms. Perkins provide for the continuation of salary and employee benefits for the term of employment in the event that the Bank terminates their respective employment other than for Cause, as defined in the agreements.

     During the three years ended December 31, 1996, Regent did not grant any stock options to any executive officer named in the Summary Compensation Table, nor did any such officer exercise any options held during 1996. At December 31, 1996, no executive officer named in the Summary Compensation Table held any stock option or warrant to purchase any securities of Regent.

1997 EQUITY INCENTIVE PLAN

     The Board of Directors of Regent adopted the Plan on March 26, 1997 and the holders of Regent Common Stock and Series A Stock adopted the Plan on May 28, 1997. The purpose of the Plan is to further the growth, development and financial success of Regent and the Bank by enhancing the ability of Regent and the Bank to attract and retain highly qualified directors, officers, employees and consultants, to compensate them for their services to Regent and the Bank, as the case may be, and, in so doing, to strengthen the alignment of the interests of such individuals with the interests of Regent's stockholders through ongoing ownership of Regent's Common Stock.

     The Plan provides for the grant of non-qualified stock options (the "Options") to purchase an aggregate of 380,000 shares of Regent Common Stock to directors, officers, employees and consultants of Regent and/or the Bank. The number of persons who are currently eligible to participate in the Plan is 15.

     The following table sets forth grants of Options outstanding under the Plan as of June 30, 1997;

                               NEW PLAN BENEFITS

                                                                           EXERCISE PRICE    NUMBER OF SHARES
NAME AND POSITION                                                             PER SHARE     UNDERLYING OPTIONS
-----------------                                                          ---------------  ------------------

Robert B. Goldstein, President and Chief ................................     $    6.75            150,000
  Executive Officer of Regent; Chairman
  of the Board and Chief Executive
  Officer of the Bank

Joel E. Hyman, Executive Vice President, ................................          6.75             25,000
  Chief Financial Officer and Treasurer
  of Regent and the Bank

Amanda V. Perkins, Executive Vice President .............................          6.75             25,000
  and Chief Credit Officer of the Bank

Executive Officers as a Group(1) ........................................          6.75            225,000

Non-Executive Director Group ............................................          6.75             50,000

Non-Executive Officer Employee Group ....................................          6.75             46,000

------------------
(1) In addition to the grants shown in the foregoing table, Options to purchase an aggregate of 25,000 shares of Regent Common Stock at a per share exercise price of $6.75 have been reserved for grant to Barbara H. Teaford, subject to the satisfaction of certain conditions precedent.

     Appropriate adjustments to outstanding Options and to the number or kind of shares subject to the Plan are provided for in the event of a stock split, reverse stock split, stock dividend, share combination or reclassification and certain other types of corporate transactions involving Regent, including a merger or a sale of all or substantially all of the assets of Regent.

     The Plan is currently administered by the Board of Directors of Regent. The Board of Directors of Regent may, from time to time, appoint a committee to administer the Plan. The Board of Directors or such committee (collectively, the "Board") has the power to determine the persons to whom Options will be granted, the number of Options to be granted, the timing of such grant and the terms of exercise of such Options, interpret the Plan, decide all questions of fact arising in its application and make all other determinations necessary or advisable for the administration of the Plan.

  Options

     The exercise price of Options granted under the Plan is set by the Board and may not be less than 100% of the fair market value per share of Regent Common Stock on the date that the Option is granted, but in no event less than the par value of the Common Stock.

     Options are evidenced by written agreements in such form not inconsistent with the Plan as the Board shall approve from time to time. Each agreement states the period or periods of time within which the Option may be exercised. The Board may accelerate the exercisability of any Options upon such circumstances and subject to such terms and conditions as the Board deems appropriate. Unless the Board accelerates exercisability, or the terms of an employment agreement among Regent, the Bank and the particular individual provide otherwise, no Option that is unexercisable at the time of the optionee's termination of service as a director, officer, employee or consultant of Regent or the Bank may thereafter become exercisable. No Option may be exercised after five years from the date of grant. If an Option expires or is canceled for any reason without having been fully exercised or vested, the number of shares subject to such Option that had not been purchased or become vested may again be made subject to an Option under the Plan.

     The option price must be paid in full at the time of exercise unless otherwise determined by the Board. Payment must be made in cash, in shares of Regent Common Stock valued at their then fair market value, or a combination thereof, as determined in the discretion of the Board. It is the policy of the Board that any taxes required to be withheld must also be paid at the time of exercise. The Board may, in its discretion, allow an optionee to enter into an agreement with Regent's transfer agent or a brokerage firm of national standing whereby the optionee will simultaneously exercise the Option and sell the shares acquired thereby and either Regent's transfer agent or the brokerage firm executing the sale will remit to Regent from the proceeds of sale the exercise price of the shares as to which the Option has been exercised as well as the required amount of withholding.

  Amendment or Termination

     The Plan will remain in effect until all Options granted under the Plan have been satisfied by the issuance of shares, except that no Options may be granted under the Plan after March 25, 2007. The Board may terminate, modify, suspend or amend the Plan at any time, subject to any required stockholder approval or any stockholder approval that the Board may deem to be advisable for any reason, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying any applicable stock exchange listing requirements. No modification, amendment or termination of the Plan will alter or impair any rights or obligations under any outstanding Option without the consent of the optionee. No Option may be granted during any period of suspension nor after termination of the Plan.

  Federal Income Tax Consequences

     The Plan is not a qualified plan under Section 401(a) of the Code and the Options are not intended to qualify as incentive stock options within the meaning of Section 422 of the Code. The following description, which is based on existing laws, sets forth generally certain of the federal income tax consequences of Options granted under the Plan. This description may differ from the actual tax consequences of participation in the Plan.

     An optionee will not recognize income for federal income tax purposes upon the receipt of the Option, nor will Regent be entitled to any deduction on account of such grant. Such optionee will recognize ordinary taxable income for federal income tax purposes at the time of exercise of the Option in the amount by which the fair market value of such shares then exceeds the option price times the number of shares acquired. When the optionee disposes of the shares acquired upon exercise of the Option, the optionee will generally recognize capital gain or loss equal to the difference between (i) the amount received upon disposition of the shares and (ii) the sum of the option price and any amount included in the optionee's income when the Option was exercised. Such gain will be long-term or short-term depending upon whether the shares were held for at least one year after the date of exercise.

     Under current law, any gain realized by an optionee, other than long-term capital gain, is taxable at a maximum federal income tax rate of 39.6%. Long-term capital gain is taxable generally at a maximum federal income tax rate of 28%.

     Regent generally will be entitled to a tax deduction, subject to the provisions of Section 162(m) of the Code, in connection with Options under the Plan in an amount equal to the ordinary income realized by the optionee at the same time and in the same amount as the optionee is considered to have realized compensation by reason of exercise of the Option.

     On April 16, 1997, Regent, granted Options to certain officers, employees and directors under the Plan, including the following directors and executive officers: John J. Lyons, 50,000 shares; Robert B. Goldstein, 150,000 shares, Joel E. Hyman, 25,000 shares and Amanda V. Perkins, 25,000 shares. The Options granted under the Plan will vest in three equal annual installments beginning on the first anniversary after the date of grant. The exercise price of such Options is $6.75 per share, the closing price of Regent Common Stock on the date of grant.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of June 30, 1997, as adjusted to reflect the exchange of Regent Common Stock for the Bank Common Stock issued in the Bank Offering, the amount and percentage of the outstanding Regent Common Stock and Regent Series A Convertible Preferred Stock ("Series A Stock"), Regent's only voting securities, beneficially owned by (i) each person who is known by Regent to own beneficially more than 5% of the outstanding Regent Common Stock or the outstanding Series A Stock, (ii) each director of Regent, (iii) each executive officer named in the Summary Compensation Table and (iv) all executive officers and directors of Regent as a group.

                                                         COMMON STOCK                      SERIES A STOCK
                                               ---------------------------------  --------------------------------
                                               AMOUNT AND NATURE                   AMOUNT AND NATURE
                                                 OF BENEFICIAL        PERCENT        OF BENEFICIAL       PERCENT
NAME AND ADDRESS                                  OWNERSHIP(1)      OF CLASS(1)        OWNERSHIP        OF CLASS
----------------                               ------------------  -------------  -------------------  -----------
Abraham L. Bettinger ........................          82,750(2)         2.4%            4,500(3)           1.0%
845 3rd Avenue
New York, NY 10022

O. Francis Biondi ...........................         132,125(4)         3.9             8,433              1.8
P.O. Box 1347
Wilmington, DE 19801-1347

Harvey Porter ...............................         123,808(5)         3.6            11,833(6)           2.6
c/o Regent National Bank
1430 Walnut Street
Philadelphia, PA 19102

David W. Ring ...............................         164,308(7)         4.8            12,433              2.7
c/o Regent National Bank
1430 Walnut Street
Philadelphia, PA 19102

Barbara H. Teaford ..........................          82,375(8)         2.4             7,600              1.7
c/o Regent National Bank
1430 Walnut Street
Philadelphia, PA 19102

Robert B. Goldstein .........................          83,582(9)         2.4                --               --

John J. Lyons ...............................          41,866(10)        1.2                --               --

John W. Rose ................................         155,832(11)        4.6                --               --

All Directors and Executive Officers as a
Group (9 persons)............................         900,159(12)       26.4            52,981             11.9

------------------

(1) Includes shares currently issued and outstanding and shares issuable upon conversion of Series A Stock and Regent Series E Convertible Preferred Stock ("Series E Stock"). Each share of Series A Stock and Series E Stock is convertible into one share of Regent Common Stock.

(2) Includes 44,131 shares and 150 shares into which shares of Series E Stock are convertible owned by the Trustees of Bettinger & Leech, Inc. Profit Sharing Plan of which Mr. Bettinger is a Trustee; 13,658 shares owned by the Trustees of Bettinger & Leech, Inc. Money Purchase Plan of which Mr. Bettinger is a Trustee; 7,099 shares and 300 shares into which shares of Series E Stock are convertible owned by Bettinger & Leech Financial Corp. of which Mr. Bettinger is a principal and 17,412 shares owned by Bettinger & Leech, Inc. of which Mr. Bettinger is a principal. Mr. Bettinger shares voting and investment power with respect to these shares.

(3) Includes 1,500 shares owned by the Bettinger & Leech, Inc. Profit Sharing Plan and 3,000 shares owned by Bettinger & Leech Financial Corp.

 (4) Includes 11,166 shares owned by Mr. Biondi's wife as to which Mr. Biondi disclaims beneficial ownership; 9,771 shares owned by O. Francis Biondi, Trustee for Mary Biondi, daughter; 9,772 shares owned by O. Francis Biondi, Trustee for O. Francis Biondi, Jr., son and 3,372 shares into which shares of Series E Stock owned by Mr. Biondi are convertible.

 (5) Of these shares, 44,840 shares are owned jointly by Mr. Porter and his wife and 65,952 shares are owned by Mr. Porter's wife as trustee of Trust Under Deed dated 2/28/94 for the benefit of Mr. Porter's wife. Also includes 290 shares and 893 shares into which shares of Series E Stock owned by Mr. Porter and his wife, respectively, are convertible. Mr. Porter and his wife share voting and investment power with respect to all shares owned jointly.

 (6) Of these shares, 2,900 shares are owned jointly by Mr. Porter and his wife and 8,933 shares are owned by Mr. Porter's wife as trustee of Trust Under Deed dated 2/28/94 for the benefit of Mr. Porter's wife. Mr. Porter and his wife share voting and investment power with respect to all shares owned jointly.

 (7) Includes 4,972 shares into which shares of Series E Stock owned by Mr. Ring are convertible.

 (8) Mrs. Teaford and her husband, Stephen D. Teaford, own all of the shares set forth in this table as tenants by the entireties and share voting and investment power with respect to all such shares; includes 3,040 shares into which shares of Series E Stock owned by Mr. and Mrs. Teaford are convertible.

 (9) The shares shown include shares owned by Mr. Goldstein's wife and were acquired upon the exchange of Regent Common Stock for the Bank Common Stock issued in the Bank Offering. Mr. Goldstein has an option to purchase 150,000 shares at $6.75 per share, none of which options is currently exercisable or included in the table.

(10) The shares shown include shares owned by Mr. Lyons' wife and, with the exception of 200 shares, were acquired upon the exchange of Regent Common Stock for the Bank Common Stock issued in the Bank Offering. Mr. Lyons has an option to purchase 50,000 shares at $6.75 per share, none of which options are currently exercisable or included in the table.

(11) The shares shown in the table are owned by Castle Creek Capital Partners Fund-1, of which Mr. Rose is a general partner and were acquired upon the exchange of Regent Common Stock for the Bank Common Stock issued in the Bank Offering.

(12) Includes 52,981 shares of Regent Common Stock into which shares of Series A Stock owned by such persons are convertible, 16,446 shares of Regent Common Stock into which shares of Series E Stock owned by such persons are convertible and shares acquired upon the exchange of Regent Common Stock for the Bank Common Stock issued in the Bank Offering. Such persons, in the aggregate, hold options to purchase 225,000 shares at $6.75 per share, none of which is currently exercisable or included in the table.

     The 1,120,000 shares of Bank Common Stock sold in the Bank Offering are exchangeable in the aggregate for 1,586,659 shares of Regent Common Stock, which will represent approximately 46.3% of the 3,424,490 shares of Regent Common Stock outstanding after the exchange of all of the outstanding Bank Common Stock for Regent Common Stock and the conversion of all outstanding shares of Regent Preferred Stock into Regent Common Stock.

                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Regent Common Stock by the persons who received Regent Common Stock in exchange for the Bank Common Stock issued in the Bank Offering in April 1997, the number of shares that may be offered by each of such persons and the number of shares to be owned by each such person upon the sale of all such shares that may be offered hereunder:


                                                                                                      REGENT COMMON STOCK TO BE
                                                                REGENT COMMON STOCK                   BENEFICIALLY OWNED IF ALL
                                                               BENEFICIALLY OWNED ON    SHARES THAT   SHARES THAT MAY BE OFFERED
                                                                  AUGUST 11, 1997         MAY BE          HEREUNDER ARE SOLD
                                                              ------------------------    OFFERED    ----------------------------
                            NAME                               SHARES      PERCENT*      HEREUNDER      SHARES         PERCENT
                            ----                              ---------  -------------  -----------  -------------  -------------
1994 Garden State Trust.....................................      6,693         *          6,693           0              0%

Aster & Co..................................................     84,999       2.5         84,999           0              0%

Basswood International Fund, Inc............................     15,399         *         15,399           0              0%

Basswood Financial Partners, L.P............................     62,078       1.8%        62,078           0              0%

Andrew Boas.................................................     10,624         *         10,624           0              0%

Boston Provident Partners, LP...............................     84,999       2.5         84,999           0              0%

Arthur Calcagnini...........................................     14,166         *         14,166           0              0%

Donald P. & Joyce W. Calcagnini.............................     29,749         *         29,749           0              0%

James A. & DeAnne P. Calcagnini.............................      9,916         *          9,916           0              0%

Thomas J. & Elysee Calcagnini...............................      1,699         *          1,699           0              0%

Castle Creek Capital Partners Fund-I........................    155,832       4.6        155,832           0              0%

Mark Claster................................................     10,624         *         10,624           0              0%

Jeffrey Goldenberg..........................................     16,999         *         16,999           0              0%

Robert B. and Candy K. Goldstein............................     83,582       2.4         83,582           0              0%

David Henle & Joan Henle....................................     16,999         *         16,999           0              0%

Joel E. Hyman & Elizabeth A. Cook...........................      8,332         *          8,332           0              0%

Merrill, Lynch, Pierce, Fenner and Smith CUST FBO Joel E.
  Hyman IRA.................................................     16,667         *         16,667           0              0%

D.M. Knott Limited Partnership..............................     42,499       1.2         42,499           0              0%

John D. Koizim & Martha Castillo............................     16,999         *         16,999           0              0%

Roger Leifer................................................      7,083         *          7,083           0              0%

Long View Partners B........................................     42,499       1.2         42,499           0              0%

Sherry Kossick..............................................     34,873       1.0         34,873           0              0%

Brigette A. Lyons...........................................        849         *            849           0              0%

                                                                                                      REGENT COMMON STOCK TO BE
                                                                REGENT COMMON STOCK                   BENEFICIALLY OWNED IF ALL
                                                               BENEFICIALLY OWNED ON    SHARES THAT   SHARES THAT MAY BE OFFERED
                                                                  AUGUST 11, 1997         MAY BE          HEREUNDER ARE SOLD
                                                              ------------------------    OFFERED    ----------------------------
                            NAME                               SHARES      PERCENT*      HEREUNDER      SHARES         PERCENT
                            ----                              ---------  -------------  -----------  -------------  -------------
Stephens Inc. Custodian for Brigette A. Lyons IRA...........      5,680          *          5,680           0              0%

John J. Lyons...............................................     14,499          *         14,499           0              0%

Stephens Inc. Custodian for John J. Lyons...................     20,636          *         20,636           0              0%

Edwin Marks.................................................     21,249          *         21,249           0              0%

Mix Avenue, L.L.C...........................................     42,499        1.2         42,499           0              0%

Mutual Discovery Fund.......................................    155,832        4.6        155,832           0              0%

William T. & Maureen M. O'Brien.............................      2,266          *          2,266           0              0%

Dominick Palumbo............................................      1,416          *          1,416           0              0%

Elise C. Palumbo............................................      1,699          *          1,699           0              0%

Raymond J. Peach............................................     14,166          *         14,166           0              0%

Rainbow Partners LP.........................................    297,498        8.6        297,498           0              0%

Einar Paul Robsham..........................................     83,333        2.4         83,333           0              0%

Paul Schmidt................................................     42,499        1.2         42,499           0              0%

David W. Wallace............................................     28,333          *         28,333           0              0%

Whitewood Financial Partners, L.P...........................        828          *            828           0              0%

Ellen Wolf..................................................     21,249          *         21,249           0              0%

Cohen & Wolf 401(K) Plan under an Agr dtd 7/1/89 FBO Austin
  Wolf Trustees: Austin K. Wolf / Martin F. Wolf / Irving J.
  Kern......................................................     16,291          *         16,291           0              0%

The Robert R. Young Foundation..............................     42,499        1.2         42,499           0              0%

------------------
* Indicates less than 1%.

                              CERTAIN TRANSACTIONS

     On October 7, 1996, in connection with the Bank's capital plan required by the Regulatory Agreement with the OCC, Regent sold an aggregate of 148,148 shares of Regent Common Stock at $6.75 per share to four Regent Directors in a private placement pursuant to Section 4(2) of the Act as follows: Harvey Porter (37,037 shares), David W. Ring (59,259 shares), Abraham L. Bettinger (14,185 shares) and O. Francis Biondi (37,037 shares). On October 7, 1996, the closing bid price of Regent Common Stock, as reported by Nasdaq was $6.75 per share. The aggregate net proceeds of $1 million from this sale were contributed to the capital of the Bank.

     Stephen D. Teaford, the husband of Barbara H. Teaford, the President of the Bank, is a partner in the law firm of Duane, Morris & Heckscher LLP, to which Regent and the Bank paid legal fees of approximately $403,000 in 1996.

     During 1996, Regent paid insurance premiums of approximately $114,000 to Harry David Zutz Insurance, Inc., of which firm Harry D. Zutz, a director of Regent from 1989 to May 28, 1997 and a director of the Bank, is Chairman of the Board and a principal stockholder.

     During 1996, Regent paid legal fees of approximately $87,000 to the law firm of Morris, Nichols, Arsht & Tunnell, of which firm, O. Francis Biondi, a director of Regent, has been a senior partner for many years.

     During 1996, Regent paid consulting fees of approximately $78,000 to Bettinger & Leech, Inc., for asset and liability management strategies and advice concerning Regent's securities portfolio. Abraham L. Bettinger, a director of Regent, is a principal of that firm. Regent discontinued the services of Bettinger & Leech, Inc. in February 1997. In the opinion of Regent, the services of Bettinger & Leech, Inc. were provided to Regent on terms and conditions no less favorable to Regent than those that could have been obtained from an unaffiliated party.

     As of December 31, 1996, the Bank had outstanding loans to various officers, directors and advisory directors of Regent and the Bank and their families and various entities of which such persons are directors and officers. Such loans were made in the ordinary course of the Bank's business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and did not involve more than the normal risk of collectibility or present other unfavorable features, except for the Funston loan described below.

     Lance T. Funston, a director of Regent from 1986 to May 28, 1997, and his wife are indebted to the Bank pursuant to a loan the outstanding principal amount of which was approximately $701 thousand at May 31, 1997. The Funstons' borrowing originated at $850,000 in November 1989 as a secured term loan for business purposes. The loan is secured by a second mortgage lien against their personal residence for which equity available to the Bank (based on a 1994 MAI Appraisal) exceeded $1.2 million. The interest rate, collateral margin and balance requirements conform to normal Bank standards.

     On March 31, 1997, Joel E. Hyman, Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank, and his wife jointly purchased 8,182 shares of Regent Series A Stock for $6.50 per share, an aggregate purchase price of $53,183. On March 31, 1997, the closing bid price of Regent Series A Stock, as reported by the National Quotation Bureau, Inc., was $6.75 per share.

     On April 16, 1997, the Bank sold 1,120,000 shares of Bank Common Stock at a price of $8.50 per share, the approximate book value per share of the Bank Common Stock as of April 1, 1997, in the Bank Offering for which Keefe, Bruyette & Woods, Inc. ("KBW") served as the Bank's Placement Agent. See "Plan of Distribution -- Resale of Regent Common Stock Exchanged for the Bank Common Stock Issued in the Bank Offering." The purchasers included Robert B. Goldstein, Chairman of the Board, Chief Executive Officer and a Director of the Bank and President, Chief Executive Officer and a Director of Regent since April 14, 1997, and his wife, who purchased 59,000 shares of Bank Common Stock for an aggregate purchase price of $501,500; John J. Lyons, President and Chief

Executive Officer from September 1996 until April 14, 1997, a Director of the Bank from September 1996 until May 28, 1997 and a Director of Regent since May 28, 1997, and his wife, who purchased an aggregate of 29,412 shares of Bank Common Stock for an aggregate purchase price of $250,002; Joel E. Hyman, Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank, and his wife, who purchased an aggregate of 17,647 shares of Bank Common Stock for an aggregate purchase price of $150,000 and Castle Creek Capital Partners Fund-I, of which John W. Rose, a Director of Regent, is a general partner, which purchased 110,000 shares of Bank Common Stock for an aggregate purchase price of $935,000.

                              PLAN OF DISTRIBUTION

     Of the 2,151,385 shares of Regent Common Stock being registered hereby 1,586,659 shares represent shares registered for sale by the holders thereof who acquired the shares in exchange for Bank Common Stock who purchased their shares in the Bank Offering and 564,726 shares are issuable to the holders of Regent Preferred Stock upon the conversion thereof into shares of Regent Common Stock. The Bank Common Stock sold in the Bank Offering was offered to accredited investors subject to a mandatory exchange for Regent Common Stock, at the discretion of Regent, at any time after (i) the average of the closing bid price for Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) Regent Common Stock issuable in exchange for the Bank Common Stock has been registered under the Act.

     Shares of Regent Series A and Series E Stock are convertible into shares of Regent Common Stock on a share-for-share basis and each share of Series B, Series C and Series D Convertible Preferred Stock is convertible into 1.177 shares of Regent Common Stock.

     Regent will not receive any cash proceeds from the offering of the shares of Regent Common Stock that are issued in exchange for Bank Common Stock or upon conversion of Regent Preferred Stock.

     The estimated costs of the offering made hereby, exclusive of any underwriting or selling discounts or commissions to be borne by a seller of the Regent Common Stock offered hereby, is $100,000, which costs shall be borne by Regent.

RESALE OF REGENT COMMON STOCK EXCHANGED FOR THE BANK COMMON STOCK ISSUED IN THE BANK OFFERING

     As a result of the Bank's losses for the year ended December 31, 1995 and through the first nine months of 1996 and the resulting undercapitalization of the Bank, on October 10, 1996, the Bank entered into the Regulatory Agreement with the OCC pursuant to 12 U.S.C. Section 1818(b). The Regulatory Agreement required, among other things, that the Bank achieve and maintain a Tier I capital ratio of 6.50% or greater on and after December 31, 1996. At December 31, 1996, the Bank's Tier I capital ratio was 5.65%, and as a result the Bank was no longer in compliance with the Regulatory Agreement.

     In January 1997, Regent and the Bank retained the investment banking firm of KBW to serve as financial adviser to Regent and the Bank and to assist Regent and the Bank in raising sufficient capital in order to resume compliance with the Regulatory Agreement. With the advice of KBW, Regent and the Bank determined to proceed with the sale of Bank Common Stock exchangeable for Regent Common Stock because Regent's and the Bank's Boards of Directors believed the Bank Common Stock would be more saleable than Regent Common Stock or Regent Preferred Stock in light of the outstanding Regent Preferred Stock and that a sale of Bank Common Stock could be completed more quickly so that the Bank could more quickly achieve compliance with the Regulatory Agreement.

     At the direction of the OCC, in February 1997 the Bank filed a revised capital plan with the OCC, the principal element of which was the sale of Common Stock of the Bank. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised capital plan.

     On April 8, 1997, the Bank commenced the offering of 1,000,000 shares of Bank Common Stock at a price of $8.50 per share on a best efforts, 750,000 shares or none, basis in a private placement for which KBW served as the Bank's placement agent. The offering was made to "accredited investors" as defined in Regulation D under the 1933 Act. The minimum purchase was 10,000 shares, and the maximum purchase was 200,000 shares. On April 3, 1997, the closing bid price for one share of Regent Common Stock as reported by Nasdaq was $6.75 per share, and, on that date, the approximate book value of one share of Bank Common Stock was $8.35.

     In considering the exchange rate of Regent Common Stock for Bank Common Stock, Regent's Board of Directors took into account the current bid price of Regent Common Stock in the over-the-counter market, the advice of KBW, the relatively low commission payable to KBW, the minimal trading volume in Regent Common Stock compared to the number of shares of Regent Common Stock that would be issuable upon consummation of the exchange of Regent Common Stock for Bank Common Stock, the substantial decline in prevailing prices in the United States securities markets in early April 1997 and the critical need of the Bank to obtain additional capital as promptly as practicable. Regent's Board of Directors concluded that the appropriate price of Regent Common Stock to use in determination of the exchange ratio, and a ratio that would be attractive to potential investors, was $6.00 per share which, based on the $8.50 per share offering price of the Bank Common Stock, resulted in the exchange ratio of
1.41666 shares of Regent Common Stock for each share of Bank Common Stock.

     In the three days following the commencement of the offering of the Bank Common Stock, KBW, as the Bank's placement agent, received subscriptions aggregating $19 million of Bank Common Stock. As a result, the Bank determined to increase the number of shares of Bank Common Stock offered from 1,000,000 shares to 1,120,000 shares. On April 16, 1997, the Bank accepted subscriptions for 1,120,000 shares of Bank Common Stock from approximately 40 investors and realized net proceeds of approximately $8.9 million from the Bank Offering. The Bank paid KBW a fee of $150 thousand in cash for providing financial advice to Regent and the Bank and also paid KBW a placement agent fee equal to 2% of the gross proceeds from the sale of the Bank Common Stock. The purchasers of the Bank Common Stock were institutional investors that invest in bank turnaround situations, members of Regent's new management team and business associates of Robert B. Goldstein.

     The Bank Common Stock sold in the Bank Offering was mandatorily exchangeable for Regent Common Stock at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock at any time after (i) the average of the closing bid price of Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) the resale of the Regent Common Stock issuable in exchange for the Bank Common Stock was registered under the 1933 Act. Regent, the Bank and each of the holders of the Bank Common Stock issued in the Bank Offering have agreed to enter into the Waiver Agreement whereby each of such holders will agree to waive the condition precedent to the exchange relating to the bid price of Regent Common Stock which agreement permitted such exchange of Regent Common Stock for Bank Common Stock as of August 15, 1997.

     Regent has been advised that the resale by any persons who acquired Regent Common Stock in exchange for Bank Common Stock or by pledgees, donees or transferees of or other successors in interest to such persons, may be effected pursuant to this Prospectus from time to time in one or more transactions (which may involve block transactions) on the Nasdaq Small-Cap Market or such other exchange or market in which the Regent Common Stock may from time to time be trading, in negotiated transactions or in a combination of any such transactions. Such transactions may be effected by such persons at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Such persons may effect such transactions by selling Regent Common Stock to or through broker-dealers, including purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus. Such broker-dealers will receive compensation in the form of discounts or commissions from such persons and may receive commissions from the purchasers of Regent Common Stock for whom such broker-dealers may act as agents (which discounts or commissions from such persons or such purchasers, if in excess of those customary for the types of transactions involved, will be disclosed in a supplementary prospectus).

     Any broker-dealer that participates with such persons in the distribution of Regent Common Stock may be deemed to be an "underwriter" within the meaning of the 1933 Act, and any commissions or discounts received by such broker-dealer and any profit on the resale of Regent Common Stock by such broker-dealer may be deemed to be underwriting discounts and commissions under the 1933 Act.

     Promptly after August 15, 1997, Regent will send letters of transmittal and other appropriate and customary exchange material to the holders of Bank Common Stock for use in exchanging certificates representing Bank Common Stock for certificates representing Regent Common Stock.

     To effect a proper surrender and exchange of certificates representing Bank Common Stock, such certificates must be surrendered to Regent with a properly executed and completed letter of transmittal. Regent shall have reasonable discretion to determine whether letters of transmittal have been properly completed and executed and to disregard immaterial defects, and any good faith determinations of Regent regarding such matters shall be binding and conclusive.

     Neither certificates for fractions of shares of Regent Common Stock nor scrip certificates will be issued, and holders of certificates representing Bank Common Stock who would otherwise be entitled to receive fractions of shares of Regent Common Stock will have none of the rights with respect to such fractions of shares that a holder of full shares of Regent Common Stock would possess in respect of such full share, and will receive in lieu thereof cash representing such fractional interest based upon the closing bid price of Regent Common Stock on the date of this Prospectus.


                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     The following description of the terms of Regent's capital stock does not purport to be a complete description and is subject to and qualified in its entirety by reference to Regent's Certificate of Incorporation, the Certificate of Designation relating to the Regent Preferred Stock and the provisions of New Jersey law. Regent is authorized pursuant to its Certificate of Incorporation to issue 15,000,000 shares of capital stock, of which 10,000,000 shares are Regent Common Stock and 5,000,000 shares are Regent Preferred Stock.

REGENT COMMON STOCK

     Regent is authorized to issue up to 10,000,000 shares of Regent Common Stock, par value $.10 per share, of which 1,272,533 shares were outstanding as of the close of business on June 30, 1997. Each outstanding share of Regent Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of Regent's stockholders. Holders of Regent Common Stock do not have cumulative voting rights with respect to elections of directors of Regent.

     The holders of Regent Common Stock (i) have equal and ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Regent, (ii) are entitled to share ratably in all of the assets of Regent available for distribution to holders of Regent Common Stock upon liquidation, dissolution or winding up of the affairs of Regent; and (iii) do not have preemptive or redemption provisions applicable thereto. See "Regent Stock Information -- Dividend Policy."

REGENT PREFERRED STOCK

     Regent is authorized to issue up to 5,000,000 shares of Regent Preferred Stock, par value $.10 per share, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as shall be set forth in the Certificates of Designation relating thereto as adopted by Regent's Board of Directors.

     As of June 30, 1997, the five series of Regent Preferred Stock, par value $.10 per share, created by the Board of Directors of Regent and the number of authorized and outstanding shares, respectively, of each such series was as follows: (i) 1,000,000 authorized shares of Series A Stock of which 421,764 shares were outstanding; (ii) 500,000 authorized shares of Series B Convertible Preferred Stock ("Series B Stock") of which 3,690 shares were outstanding; (iii) 500,000 authorized shares of Series C Convertible Preferred Stock ("Series C Stock") of which 2,925 shares were outstanding; (iv) 500,000 authorized shares of Series D Convertible Preferred Stock ("Series D Stock") of which 3,280 shares were outstanding and (v) 500,000 authorized shares of Series E Stock of which 131,315 shares were outstanding.

     On June 1, 1989, Regent completed a public offering that included 530,000 shares of Regent's Series A Stock. Subsequently thereto, Regent has paid annual dividends on the Regent Series A Stock at the rate of one share of Regent Preferred Stock for each ten outstanding shares of Regent Series A Stock. Payment of this annual dividend was effected by the issuance of Regent Series B Stock in 1990, Regent Series C Stock in 1991, Regent Series D Stock in 1992 and Regent Series E Stock in 1993 and subsequent years. In addition, Regent sold 16,634 shares of Regent Series A Stock in March 1997 in a private placement.

     All of the Regent Preferred Stock is redeemable at any time at the option of Regent upon not less than 30 days notice at a price of $10.00 per share plus declared but unpaid dividends. All of the Regent Preferred Stock is also convertible into Regent Common Stock at any time at the option of the holder thereof at the rate of one share of Regent Common Stock for each share of Regent Series A Stock or Regent Series E Stock and at the rate of 1.177 shares of Regent Common Stock for each share of Regent Series B Stock, Regent Series C Stock or Regent Series D Stock.

     Since Regent Common Stock has traded at a price in excess of the $10.00 per share redemption price at all times since late April 1997, Regent's Board of Directors has determined to call for redemption during the fourth quarter of 1997 all of the Regent Preferred Stock with the expectation that substantially all of the holders of Regent Preferred Stock will exercise their right to convert their Regent Preferred Stock into Regent Common Stock in order to avoid the diminution in value that would occur if they received the redemption price of $10.00 per share in cash and paid any applicable taxes thereon compared to the current market value of the Regent Preferred Stock they would receive upon conversion.

     Promptly following the effectiveness of the Registration Statement of which this Prospectus forms a part, Regent intends to mail to each holder of record of Regent Preferred Stock this Prospectus and a letter of transmittal together with a letter advising such holder of the convertibility of the Regent Preferred Stock, setting forth the recommendation of the Board of Directors of Regent that each holder of Regent Preferred Stock convert his or her Regent Preferred Stock into Regent Common Stock before the Regent Preferred Stock is redeemed and explaining the procedure to be followed for the conversion of Regent Preferred Stock into Regent Common Stock.

     When Regent's Board of Directors determines to call the Regent Preferred Stock for redemption, which is expected to occur not later than the fourth quarter of 1997, Regent will provide not less than 30 days prior written notice of the date fixed for redemption of the Regent Preferred Stock. The holders of Regent Preferred Stock will have the right to convert their Regent Preferred Stock into Regent Common Stock until the date fixed for redemption. On and after the date fixed for redemption, Regent Preferred Stock will represent only the right to receive in cash the redemption price of $10.00 per share plus any declared but unpaid dividends.

     To effect the conversion of certificates representing Regent Preferred Stock into certificates representing Regent Common Stock, holders of Regent Preferred Stock must deliver such certificates for surrender to Regent's transfer agent, together with a properly executed and completed letter of transmittal. Regent shall have reasonable discretion to determine whether letters of transmittal have been properly completed and executed and to disregard immaterial defects, and any good faith determinations of Regent regarding such matters shall be binding and conclusive.

     The delivery of certificates of Regent Preferred Stock and letters of transmittal may be delivered to Regent's transfer agent as follows:

     Continental Stock Transfer & Trust Company
     2 Broadway
     New York, NY 10004
     Attention: William F. Seegraber,
                Vice President - Compliance
    (212) 509-4000 (extension 204)

The method of delivery of certificates representing Regent Preferred Stock and letters of transmittal is at the option and sole risk of the converting stockholder, and the delivery will be deemed made only when received by Regent's transfer agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     The following is a brief description of the terms of the Regent Preferred Stock, which is subject to and qualified in its entirety by reference to Regent's Certificate of Incorporation, the Certificates of Designation relating to the Regent Preferred Stock and New Jersey law.

  Dividends

     The holders of Series A Stock are entitled to receive preferred stock dividends, payable annually in shares of Series E Stock, in that amount as is equal to 10% of the number of shares of Series A Stock owned at the respective record dates. The holders of Series A Stock received stock dividends paid in shares of Series B Stock in 1990, Series C Stock in 1991, Series D Stock in 1992 and Series E Stock in 1993 and subsequent years.

     The holders of Regent Preferred Stock are also entitled to receive cash dividends on a noncumulative basis when, as and if declared by the Board of Directors of Regent. See "Regent Stock Information -- Dividend Policy."

  Optional Redemption

     The outstanding shares of Regent Preferred Stock are redeemable in whole or in part at the option of Regent at a price of $10 per share plus any accrued but unpaid dividends.

     If less than all of the outstanding shares of Regent Preferred Stock not previously called for redemption are to be redeemed, Regent will select those to be redeemed pro rata or by lot or in such other manner as the Board of Directors of Regent may determine. There is no mandatory redemption or sinking fund obligation with respect to the Regent Preferred Stock.

     In the event that Regent exercises its right of redemption, notice of redemption must be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Regent Preferred Stock to be redeemed at the address thereof as shown on the books of Regent. On and after the redemption date, dividends cease (except for any declared but unpaid dividends) on shares of Regent Preferred Stock called for redemption and all rights of the holders of such shares terminate except the right to receive the redemption price, unless Regent defaults in the payment of the redemption price.

  Conversion Rights

     The shares of Regent Preferred Stock are convertible, at the option of the holder at any time prior to the close of business on the date fixed for any redemption called by Regent (unless Regent shall default in making the payment due upon redemption), as follows: (i) each outstanding share of Series A Stock and Series E Stock is convertible into one share of Regent Common Stock and (ii) each outstanding share of Series B, Series C and Series D Stock is convertible into 1.177 shares of Regent Common Stock.

     The conversion rate is subject to adjustment in the manner provided in Regent's Certificate of Incorporation and in the Certificates of Designation relating to Regent's Preferred Stock in the event of: (i) payment of certain stock dividends, stock split-ups or combinations or other similar recapitalizations or (ii) the issuance of certain rights or warrants to holders of Regent Common Stock entitling them to subscribe for or purchase Regent Common Stock at a price less than the then current market price therefor, as defined in Regent's Certificate of Incorporation and in the Certificates of Designation relating to Regent's Preferred Stock, at the time of issuance. No adjustment in the conversion rate is required unless it would result in at least a 1% increase or decrease in that rate; however, any adjustment not made is carried forward.

     In case of any consolidation or merger of Regent with or into any other corporation or any sale or transfer of all or substantially all of the assets of Regent, Regent or any successor corporation is required to make provision so that any holder of Regent Preferred Stock will be entitled, after the occurrence of any such event, to receive on conversion the consideration that the holder of Regent Preferred Stock would have received had the holder converted the Regent Preferred Stock into Regent Common Stock immediately prior to the occurrence of the event.

  Voting Rights

     The holders of Series A Stock have full non-cumulative voting rights, share for share, with Regent Common Stock and any other class or series of Regent's stock which at any time may have general voting power with Regent Common Stock concerning any matter submitted to a vote of stockholders.

     The approval of the holders of at least two-thirds of the shares of Series A Stock then outstanding is required to amend, alter or repeal any of the provisions of Regent's Certificate of Incorporation or the Certificate of Designation relating to the Series A Stock or to authorize any reclassification of Series A Stock, in either case so as to affect adversely the preferences, special rights or powers of Series A Stock, either directly or indirectly or through a merger or consolidation with any corporation, or to authorize any capital stock of Regent ranking, either as to the payment of dividends or upon liquidation, dissolution or winding up of Regent, prior to the Series A Stock. The approval of the holders of at least a majority of the outstanding shares of Series A Stock, voting as a class, is required to increase the authorized number of shares of Series A Stock or to create, or increase the authorized number of shares of, any other class of stock of Regent ranking on a parity with the Series A Stock as to dividends or upon liquidation, dissolution, or winding up of Regent.

     The holders of shares of Series B Stock, Series C Stock, Series D Stock and Series E Stock are not entitled to any voting rights on any matter, except as required by applicable law.

  Liquidation Rights

     The holders of Regent Preferred Stock are entitled to receive $10 per share (plus any accrued and unpaid dividends) before any distribution is made to holders of Regent Common Stock or any other junior stock of Regent in the event of the dissolution, liquidation or winding up of Regent. If, in any such event, the assets of Regent distributable among the holders of Regent Preferred Stock or any capital stock of Regent ranking on par with the Regent Preferred Stock are insufficient to permit full payment of such liquidation preference, the holders of Regent Preferred Stock and of any capital stock of Regent ranking on a par with Regent Preferred Stock will be entitled to ratable distribution of Regent's available assets in accordance with the respective amounts that would be payable to such holders if the liquidation preferences payable in respect of such shares were paid in full. A consolidation, merger or sale of all or substantially all of the assets of Regent is not considered a liquidation, dissolution or winding up for this purpose.

THE BANK COMMON STOCK

     The Bank's authorized capital stock consists of 3,000,000 shares of Common Stock, par value $1.00 per share. At June 30, 1997, 2,375,000 shares of Bank Common Stock were outstanding, of which 1,275,000 shares were held by Regent and of which 1,100,000 shares were held in the aggregate by the 36 purchasers of Bank Common Stock in the Bank Offering. See "Principal Stockholders" for certain information as to the Bank Common Stock held as of June 30, 1997 by each director and each executive officer of Regent as well as by other holders of more than 5% of the outstanding Regent Common Stock. With the exception of Regent, there is no holder of more than 10% of the outstanding Bank Common Stock.

     Holders of Bank Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at meetings of the Bank's shareholders. Holders of Bank Common Stock do not have cumulative voting rights with respect to elections of directors of the Bank.

     The holders of Bank Common Stock (i) have equal and ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Bank, (ii) are entitled to share ratably in all of the assets of the Bank available for distribution to holders of Bank Common Stock upon liquidation, dissolution or winding up of the affairs of the Bank and (iii) do not have preemptive or redemption provisions applicable thereto.

     The Bank Common Stock issued in the Bank Offering is subject to a mandatory exchange for Regent Common Stock, at the discretion of Regent, at any time after
(i) the average of the closing bid price for Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) the resale of Regent Common Stock issuable in exchange for the Bank Common Stock has been registered under the 1933 Act. See "Plan of Distribution -- Resale of Regent Common Stock Exchanged for the Bank Common Stock Issued in the Bank Offering" for further information regarding the exchange of Regent Common Stock for Bank Common Stock.

LIMITATION OF LIABILITY

     Article VIII of Regent's By-laws requires that Regent indemnify its officers and directors, including former officers and directors, and permits Regent to indemnify its employees and agents, to the full extent permitted by the New Jersey Business Corporation Act (the "NJBCA") and to pay and advance expenses for matters covered by indemnification to the full extent permitted by the NJBCA.

     Section 14A:3-5 of the NJBCA gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a director, officer, employee or agent (collectively, an "Agent") against expenses and liabilities incurred in connection with certain proceedings, involving the Agent by reason of his or her being or having been such an Agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the Agent must have acted in good faith and in a manner the Agent reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such Agent had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such Agent failed to meet the applicable standards of conduct. The indemnification provided by the NJBCA does not exclude any rights to which an Agent may be entitled under a certificate of incorporation, by-law, agreement, vote of stockholders or otherwise. No indemnification, other than that required when an Agent is successful on the merits or otherwise in any of the above proceedings, shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the stockholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which an Agent may be entitled.

     Regent provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Regent up to an aggregate of $5 million inclusive of defense costs, expenses and charges.

     In addition, as permitted by the NJBCA, Article Seventh of Regent's Certificate of Incorporation provides that no director of Regent shall incur personal liability to Regent or its stockholders for damages for breach of any duty owed to Regent or its stockholders; provided, however, that this provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to Regent or its stockholders; (ii) acts or omissions not in good faith or which involve a knowing violation of law or (iii) any transaction from which the director derived an improper personal benefit.

     The employment agreements among Regent, the Bank and each of Robert B. Goldstein, Joel E. Hyman and Amanda V. Perkins (individually, the "Executive") include a provision providing for indemnification to the fullest extent permitted by law, for any and all liabilities to which the Executive or his estate may be subject as a result of, in connection with or arising out of his service as an employee, an officer or a director of Regent or the Bank under such employment agreement or his service as an employee, officer or director of another enterprise at the request of Regent or the Bank, as well as the costs and expenses, including attorneys' fees, of any legal action brought or threatened to be brought against the Executive or Regent or the Bank as a result of, in connection with or arising out of such employment. In addition, each employment agreement further provides that Regent and the Bank will advance professional fees and disbursements to the Executive in connection with any such legal action, provided that the Executive delivers to Regent and the Bank his undertaking to repay any expenses so advanced in the event it is ultimately determined that the Executive is not entitled to indemnification against such expenses. Expenses reasonably incurred by the Executive in successfully establishing the right to indemnification or advancement of expenses, in whole or in part, under such employment agreements, shall also be indemnified by Regent and the Bank. The Executive is also entitled to the full protection of any insurance policies which Regent or the Bank may elect to maintain generally for the benefit of their respective directors and officers. The rights granted under such employment agreements survive the termination of such agreements.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling Regent pursuant to the foregoing provisions, Regent has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ANTI-TAKEOVER PROVISIONS

     Under the CBCA, a 60-day prior written notice must be submitted to the FRB if any person or group acting in concert seeks to acquire 10% or more of any class of outstanding voting securities of Regent, unless the FRB determines that the action will not result in a change of control of Regent. Under the CBCA, the FRB has 60 days within which to act on such notice taking into account certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition.

     Under the BHCA, a company is generally required to obtain the prior approval of the FRB before it may obtain control of a bank holding company. Control is generally described to mean the beneficial ownership of 25% or more of all outstanding voting securities of a company.

     Section 112 of the Pennsylvania Banking Code of 1965, as amended, provides that no person or group shall acquire or propose to acquire, without the prior approval of the Department, more than 10% of the outstanding shares of any bank, including a national bank, such as the Bank, located in Pennsylvania. Section 112 exempts from its application and approval requirements (i) transactions by persons already controlling the bank, (ii) mergers subject to the approval of the OCC, (iii) certain transactions by broker-dealers on a national securities exchange or in the over-the-counter market and (iv) such other transactions as the Department may exempt by regulation.

     The New Jersey Shareholders Protection Act (the "Shareholders Act") prohibits certain transactions involving an "interested shareholder" and a New Jersey corporation, such as Regent. An "interested shareholder" is generally defined as one who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the corporation. The Shareholders Act prohibits certain business combinations between an interested shareholder and a New Jersey corporation subject to the Shareholders Act for a period of five years after the date the interested shareholder acquired his stock, unless such acquisition was approved by the corporation's board of directors prior to the acquisition by the interested shareholder. After the five-year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the board of directors of the corporation to be acquired, (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder and (iii) that the shareholders of the corporation to be acquired receive consideration in accordance with a fair price formula set forth in the Shareholders Act.

     The foregoing provisions as applicable to Regent and the Bank could inhibit unsolicited offers to acquire Regent.

TRANSFER AGENT

     The transfer agent and registrar for Regent's Common Stock and Preferred Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     The consolidated financial statements of Regent and its subsidiary, Regent National Bank, and the related consolidated statements of operations, shareholders' equity and cash flows, have been audited and reported on by Arthur Andersen LLP, independent certified public accountants, for the four years ended December 31, 1995 and by Grant Thornton LLP, independent certified public accountants, for the year ended December 31, 1996, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

     The validity of the issuance of the shares of Regent Common Stock registered hereby will be passed upon for Regent by Duane, Morris & Heckscher LLP, Philadelphia, Pennsylvania. Stephen D. Teaford, a partner in the law firm of Duane, Morris & Heckscher LLP, is the husband of Barbara H. Teaford, the President of the Bank. As of June 30, 1997, partners of the law firm of Duane, Morris & Heckscher LLP owned 85,375 shares of Regent's Common Stock, 15,782 shares of Series A Stock and 4,618 shares of Series E Stock.

                             AVAILABLE INFORMATION

     Regent is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Certain information, as of particular dates, concerning the directors and officers of Regent, their remuneration and certain other benefits, the principal holders of Regent's securities and any material interest of such persons in transactions with Regent is disclosed in reports filed with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy information statements and other information regarding registrants at the following address:
(http://www.sec.gov). Regent Common Stock is quoted on the Nasdaq Small-Cap Market. Reports, proxy statements and other information concerning Regent can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     Regent furnishes its stockholders with annual reports containing financial statements and an opinion thereon expressed by Regent's independent auditors and with quarterly reports for the first three quarters of each year containing unaudited financial information.

     Regent has filed with the Commission, Washington, D.C. 20549, a Registration Statement under the Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Regent and the Common Stock offered hereby, reference is made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein represent materially complete summaries of such contents. With respect to each such contract or other document filed with, or incorporated by reference in, such Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each statement shall be deemed qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                               PAGE
                                                                                               ----
Report of Independent Certified Public Accountants...........................................    81

Report of Independent Certified Public Accountants...........................................    82

Consolidated Balance Sheets as of December 31, 1996 and 1995 and
  as of March 31, 1997 (Unaudited)...........................................................    83

Consolidated Statements of Operations for the years ended December 31, 1996, 1995
  and 1994 and for the three months ended March 31, 1997 and 1996 (Unaudited)................    84

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1996,
  1995 and 1994 and for the three months ended March 31, 1997 and 1996 (Unaudited)...........    85

Consolidated Statements of Cash Flow for the years ended December 31, 1996, 1995 and
  1994 and for the three months ended March 31, 1997 and 1996 (Unaudited)....................    86

Notes to Consolidated Financial Statements...................................................    87

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Regent Bancshares Corp.

     We have audited the accompanying consolidated balance sheet of Regent Bancshares Corp. (a New Jersey corporation) and subsidiary (the Bank) as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As discussed in Note 3 to the consolidated financial statements, Bank's Tier 1 leverage ratio, as defined by the Office of the Comptroller of the Currency (OCC), of 5.65% was below the 6.5% specified under the Regulatory Agreement entered into between the Bank and the OCC. The Bank has filed, and the OCC has accepted, a capital plan for attaining the required level of regulatory capital.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regent Bancshares Corp. and subsidiary as of December 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Philadelphia, Pennsylvania
March 27, 1997 (except for Note 18, as to which the date is March 31, 1997)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Regent Bancshares Corp.:

     We have audited the accompanying consolidated balance sheet of Regent Bancshares Corp. (a New Jersey corporation) and subsidiary as of December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended and for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 3 and Note 5, the Bank recognized a loss from operations for the year ended December 31, 1995 primarily as a result of a substantial increase in the provision for loan losses associated with its insurance premium finance loan portfolio. As a result, the Bank did not meet the Tier 1 leveraged capital requirement established by the Office of the Comptroller of the Currency (OCC) for the Bank under the OCC's discretionary authority. Additionally, on a consolidated basis, the parent company's Tier 1 leveraged capital ratio amounts to 4%, which equals the minimum legal requirement. Failure to meet minimum capital requirements can result in the regulators initiating certain actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Such actions are presently uncertain and, accordingly, no adjustments have been made in the accompanying financial statements.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regent Bancshares Corp. and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

     As described in Note 2 of the consolidated financial statements, the Company changed its method of accounting for investments in debt and equity securities.

ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
May 23, 1996

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                             DECEMBER 31,
                                                                                     ----------------------------
                                                                     MARCH 31, 1997      1996           1995
                                                                     --------------  -------------  -------------
                                                                       (UNAUDITED)
ASSETS
Cash and due from banks............................................   $  3,707,526   $   4,409,674  $   6,857,498
Overnight investments..............................................      8,980,028       5,083,790        308,563
                                                                      ------------   -------------  -------------
  Cash and cash equivalents........................................     12,687,554       9,493,464      7,166,061
Investment securities available for sale...........................     31,302,835      30,469,710     47,477,880
Investment securities held to maturity (market value of
  $70,885,151, $73,250,139 and $89,895,504, respectively)..........     72,676,922      75,082,982     91,244,148
Mortgage loans held for sale.......................................             --              --     12,873,725
Loans, net of unearned interest and fees...........................     75,192,000      85,069,171    105,910,034
  Less: Allowance for loan losses..................................     (2,274,511)     (3,059,773)    (6,500,882)
                                                                      ------------   -------------  -------------
    Net loans......................................................     72,917,489      82,009,398     99,409,152
                                                                      ------------   -------------  -------------
Accrued interest receivable........................................      1,521,721       1,362,276      1,739,969
Premises and equipment, net........................................        628,512         695,874        704,487
Prepaid expenses and other assets..................................      1,003,889       2,790,522      1,896,639
                                                                      ------------   -------------  -------------
    Total assets...................................................   $192,738,922   $ 201,904,226  $ 262,512,061
                                                                      ------------   -------------  -------------
                                                                      ------------   -------------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Demand deposits..................................................   $  9,767,455   $  10,986,013  $  12,621,000
  Interest bearing:
    NOW and money market...........................................      7,088,984       6,583,384      7,623,514
    Savings........................................................     43,754,891      47,830,169     50,602,549
    Certificates of deposit........................................    116,544,449     119,726,797    125,284,579
                                                                      ------------   -------------  -------------
      Total deposits...............................................    177,155,779     185,126,363    196,131,642
Advances from Federal Home Loan Bank of Pittsburgh.................        200,312         202,621     43,655,302
Subordinated debentures............................................      2,750,000       2,750,000      2,750,000
Accrued interest payable...........................................      3,665,146       4,792,911      5,310,396
Other liabilities..................................................      1,005,087         899,614      4,311,365
                                                                      ------------   -------------  -------------
    Total liabilities..............................................    184,776,324     193,771,509    252,158,705
                                                                      ------------   -------------  -------------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares authorized
    Series A, 443,436, 441,272 and 484,032 shares issued and
    outstanding; entitled to $4,434,360 in involuntary liquidation.         44,344          44,127         48,403
  Series B, 3,790, 3,820 and 4,270 shares issued and outstanding;
    entitled to $37,900 in involuntary liquidation.................            379             382            427
  Series C, 3,025, 3,025 and 3,485 shares issued and outstanding;
    entitled to $30,250 in involuntary liquidation.................            303             303            349
  Series D, 3,280, 3,280 and 3,790 shares issued and outstanding;
    entitled to $32,800 in involuntary liquidation.................            328             328            379
  Series E, 93,379, 95,654 and 85,615 shares issued and
    outstanding; entitled to $955,640 in involuntary liquidation...          9,338           9,565          8,562
  Common stock, $.10 par value, 10,000,000 shares authorized,
    1,244,793, 1,228,283 and 997,615 shares issued and
    outstanding....................................................        124,479         122,828         99,761
Additional paid-in capital.........................................     14,783,103      14,678,375     13,300,855
Accumulated deficit................................................     (6,230,342)     (6,049,921)    (2,956,765)
Net unrealized loss on securities available for sale...............       (769,334)       (673,270)      (148,615)
                                                                      ------------   -------------  -------------
    Total shareholders' equity.....................................      7,962,598       8,132,717     10,353,356
                                                                      ------------   -------------  -------------
      Total liabilities and shareholders' equity...................   $192,738,922   $ 201,904,226  $ 262,512,061
                                                                      ------------   -------------  -------------
                                                                      ------------   -------------  -------------

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     THREE YEARS
                                                   ENDED MARCH 31                YEAR ENDED DECEMBER 31,
                                              -------------------------  ----------------------------------------
                                                  1997         1996          1996          1995          1994
                                              ------------  -----------  ------------  ------------  ------------
                                                      (UNAUDITED)

Interest income:
  Loans, including fees.....................  $  2,142,302  $ 3,063,283  $ 13,221,139  $ 11,160,803  $  6,313,866
  Investment securities, including
    dividends...............................     1,856,307    2,279,504     8,298,119     9,998,770    10,850,612
                                              ------------  -----------  ------------  ------------  ------------
    Total interest income...................     3,998,609    5,342,787    21,519,258    21,159,573    17,164,478
Interest expense:
  Deposits..................................     2,347,186    2,579,037    10,258,596     9,517,438     9,006,507
  Short-term borrowings.....................         3,968      547,060     1,481,098     2,788,852     1,857,622
  Long-term debt............................        57,599      160,524       721,776       246,661       508,531
                                              ------------  -----------  ------------  ------------  ------------
    Total interest expense..................     2,408,753    3,286,621    12,461,470    12,552,951    11,372,660
                                              ------------  -----------  ------------  ------------  ------------
    Net interest income.....................     1,589,856    2,056,166     9,057,778     8,606,622     5,791,818
Provision for loan losses...................      (200,000)     175,000     5,092,156     4,905,000       860,000
                                              ------------  -----------  ------------  ------------  ------------
    Net interest income after provision for
      loan losses...........................     1,789,856    1,881,166     3,965,632     3,701,622     4,931,818
Non-interest income:
  Service charges on deposit accounts.......        20,493       22,980       102,898        82,565       102,452
  Other.....................................        12,068        4,746        21,176        21,120        63,966
  Net gain on sales of assets...............       545,113           --        88,617           303        35,465
                                              ------------  -----------  ------------  ------------  ------------
    Total non-interest income...............       577,674       27,726       212,691       103,988       201,883
Non-interest expense:
  Salaries and employee benefits............       768,632      498,721     2,103,998     1,686,979     1,449,481
  Professional services.....................     1,038,012      209,885       865,721     1,272,236       560,441
  Rent......................................        10,526       43,464       173,855       173,855       173,865
  Other occupancy expense...................        41,511       43,616       183,685       161,730       118,460
  Depreciation and amortization.............        69,789       55,900       250,661       183,699       157,301
  FDIC assessment and other insurance.......       131,009       15,592       141,412       297,074       505,927
  Litigation settlement.....................            --           --            --       175,000            --
  IPF servicing.............................       320,312      412,794     2,323,491     2,132,104       168,235
  Other.....................................       168,160      266,028     1,181,484     1,313,030     1,238,066
                                              ------------  -----------  ------------  ------------  ------------
    Total non-interest expense..............     2,547,951    1,546,000     7,224,307     7,395,707     4,371,776
                                              ------------  -----------  ------------  ------------  ------------
Income (loss) before provision for income
  taxes (benefit)...........................      (180,421)     362,892    (3,045,984)   (3,590,097)      761,925
Income tax expense (benefit)................            --      145,100      (350,000)     (463,500)      259,100
                                              ------------  -----------  ------------  ------------  ------------
Income (loss) before dividends on preferred
  stock.....................................      (180,421)     217,792    (2,695,984)   (3,126,597)      502,825
Preferred stock dividends...................        83,145      144,600       141,650       487,408       287,222
                                              ------------  -----------  ------------  ------------  ------------
Net income (loss) applicable to common
  stock.....................................      (263,566)      73,192    (2,837,634)   (3,614,005)      215,603
                                              ------------  -----------  ------------  ------------  ------------
Net income (loss) per common share..........  $       (.20) $       .05  $      (2.42) $      (3.41) $        .22
Weighted average number of shares
  outstanding...............................     1,343,604    1,357,980     1,170,564     1,059,312       989,611

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                               NET
                                                                                            UNREALIZED
                                                                                             LOSS ON
                                                                                 RETAINED   INVESTMENT
                         PREFERRED STOCK         COMMON STOCK      ADDITIONAL    EARNINGS   SECURITIES
                       --------------------  --------------------   PAID-IN    (ACCUMULATED AVAILABLE
                        SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL      DEFICIT)    FOR SALE      TOTAL
                       ---------  ---------  ---------  ---------  ----------  ------------ ----------  -----------

Balance, December 31,
  1993...............    587,333  $  58,734    887,594  $  88,759 $12,606,702   $ 371,548   $       --  $13,125,743
Issuance of preferred
  stock as
  dividends..........     51,912      5,191         --         --     390,638    (395,829)          --           --
Conversion of
  preferred stock to
  common stock.......    (36,630)    (3,663)    36,815      3,682         (19)         --           --           --
Net unrealized loss
  on investment
  securities
  available for
  sale...............         --         --         --         --          --          --   (1,423,000)  (1,423,000)
Net income...........         --         --         --         --          --     502,825           --      502,825
                       ---------  ---------  ---------  ---------  ----------   ---------   ----------   ----------
Balance, December 31,
  1994...............    602,615     60,262    924,409     92,441  12,997,321     478,544   (1,423,000)  12,205,568
Issuance of preferred
  stock as
  dividends..........     51,452      5,145         --         --     303,567    (308,712)          --           --
Conversion of
  preferred stock to
  common stock.......    (72,875)    (7,287)    73,206      7,320         (33)         --           --           --
Change in net
  unrealized gain on
  investment
  securities
  available for
  sale...............         --         --         --         --          --          --    1,274,385    1,274,385
Net loss.............         --         --         --         --          --  (3,126,597)          --   (3,126,597)
                       ---------  ---------  ---------  ---------  ----------   ---------   ----------   ----------
Balance, December 31,
  1995...............    581,192     58,120    997,615     99,761  13,300,855  (2,956,765)    (148,615)  10,353,356
Issuance of preferred
  stock as
  dividends..........     48,144      4,814         --         --     392,358    (397,172)          --           --
Issuance of common
  stock..............         --         --    148,148     14,815     985,185          --           --    1,000,000
Conversion of
  preferred stock to
  common stock.......    (82,285)    (8,229)    82,520      8,252         (23)         --           --           --
Change in net
  unrealized loss on
  investment
  securities
  available for
  sale...............         --         --         --         --          --          --     (524,655)    (524,655)
Net loss.............         --         --         --         --          --  (2,695,984)          --   (2,695,984)
                       ---------  ---------  ---------  ---------  ----------   ---------   ----------   ----------
Balance, December 31,
  1996...............    547,051     54,705  1,228,283    122,828  14,678,375  (6,049,921)    (673,270)   8,132,717
Issuance of preferred
  stock..............     16,364      1,636         --         --     104,730          --           --      106,366
Conversion of
  preferred stock to
  common stock.......    (16,505)    (1,649)    16,510      1,651          (2)         --           --           --
Change in net
  unrealized loss on
  investment
  securities
  available for
  sale...............         --         --         --         --          --          --      (96,064)     (96,064)
Net loss.............         --         --         --         --          --    (180,421)          --     (180,421)
                       ---------  ---------  ---------  ---------  ----------   ---------   ----------   ----------
Balance (Unaudited),
  March 31, 1997.....    546,910  $  54,692  1,244,793  $ 124,479 $14,783,103 ($6,230,342)  $ (769,334)  $7,962,598
                       ---------  ---------  ---------  ---------  ----------   ---------   ----------   ----------
                       ---------  ---------  ---------  ---------  ----------   ---------   ----------   ----------

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOW


                                                      THREE MONTHS
                                                     ENDED MARCH 31,            YEAR ENDED DECEMBER 31,
                                                  ----------------------  -----------------------------------
                                                     1997        1996        1996        1995        1994
                                                  ----------  ----------  ----------  ----------  -----------
                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................  $ (180,421)   $  217,792    $(2,695,984)   $(3,126,597)   $    502,825
  Adjustments to reconcile net income (loss) to
    net cash (used in) provided by operating
    activities:
    Provision for loan losses...................    (200,000)      175,000      5,092,156      4,905,000         860,000
    Depreciation and amortization...............      69,789        55,900        250,661        183,699         157,301
    Net amortization of premiums and accretion
      of discounts on investment securities.....      96,799       212,411      1,345,299        643,853       1,248,214
    Net gain on sales of assets.................    (545,113)           --             --             --              --
    Increase (decrease) in unearned interest and
      fees......................................    (500,825)      140,580       (768,777)       977,940         432,246
    (Increase) decrease in accrued interest
      receivable................................    (159,446)       19,921        377,693        211,275          16,401
    (Increase) decrease in prepaid expenses and
      other assets..............................   2,331,484      (430,281)      (893,882)       (53,655)        826,797
    Increase (decrease) in accrued interest
      payable...................................  (1,127,765)     (991,488)      (517,485)     3,070,328         654,283
    Increase (decrease) in other liabilities....     505,473       160,068     (3,411,751)     2,155,378       1,970,534
    Purchases of mortgage loans held for sale...          --   (12,614,352)   (48,696,036)   (68,001,403)   (301,014,991)
    Proceeds from sales of mortgage loans held
      for sale..................................          --    11,746,388     61,575,296     60,515,195     318,328,366
                                                 -----------   -----------    -----------    -----------    ------------
    Net cash provided by (used in) operating
      activities................................     289,975    (1,308,061)    11,657,190      1,481,013      23,981,976
                                                 -----------   -----------    -----------    -----------    ------------

Cash flows from investing activities:
  Net decrease (increase) in loans..............   8,882,317    (8,785,571)    13,076,375    (31,145,825)    (27,612,611)
  Purchase of investment securities available
    for sale....................................  (2,000,000)           --    (10,030,000)            --     (47,491,857)
  Principal collected on investment securities
    held to maturity............................   3,290,037     3,829,555     15,619,113     13,058,648      34,666,263
  Principal collected on investment securities
    available for sale..........................     597,928     1,735,844      6,343,098      5,197,586       8,974,915
Net decrease (increase) in U.S. Treasury bills
  with maturities less than three months........          --            --             --        124,672         (24,812)
Purchases of premises and equipment.............          --      (138,179)      (242,048)      (231,685)       (186,066)
Proceeds from sale of investments available for
  sale..........................................          --            --     19,361,635             --              --
                                                 -----------   -----------    -----------    -----------    ------------
Net cash provided by (used in) investing
  activities....................................  10,770,282    (3,358,351)    44,128,173    (12,996,604)    (31,674,168)
                                                 -----------   -----------    -----------    -----------    ------------

Cash flows from financing activities:
  Net (decrease) increase in demand, NOW,
    savings and money market deposits...........  (4,788,236)      224,833     (5,447,497)   (39,926,563)    (14,323,062)
  Net (decrease) increase in certificates of
    deposit.....................................  (3,182,348)      466,280     (5,557,782)    74,996,733     (17,008,332)
  Net (decrease) increase in advances from
    Federal Home Loan Bank of Pittsburgh with
    original maturities of three months or
    less........................................          --       981,884    (43,452,681)    (9,193,560)     15,532,561
  Net (decrease) increase in advances from
    Federal Home Loan Bank of Pittsburgh with
    original maturities greater than three
    months......................................      (1,949)           --             --    (10,188,520)     13,400,000
Proceeds from sale of preferred stock...........     106,366            --             --             --              --
Proceeds from issuance of subordinated
  debentures....................................          --            --             --             --         200,000
Capital contribution............................          --            --      1,000,000             --              --
                                                 -----------   -----------    -----------    -----------    ------------
Net cash (used in) provided by financing
  activities....................................  (7,866,167)    1,672,997    (53,457,960)    15,688,090      (2,198,833)
                                                 -----------   -----------    -----------    -----------    ------------

Net increase (decrease) in cash and cash
  equivalents...................................   3,194,090    (2,993,415)     2,327,403      4,172,499      (9,891,025)

Cash and cash equivalents, beginning of year....   9,493,464     7,166,061      7,166,061      2,993,562      12,884,587
                                                 -----------   -----------    -----------    -----------    ------------
Cash and cash equivalents, end of period........ $12,687,554   $ 4,172,646    $ 9,493,464    $ 7,166,061    $  2,993,562
                                                 -----------   -----------    -----------    -----------    ------------
                                                 -----------   -----------    -----------    -----------    ------------

        The accompanying notes are an integral part of these Consolidated
                             Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

     Regent Bancshares Corp. ("Regent") is a bank holding company organized under the laws of the State of New Jersey and engages in commercial banking business through its wholly owned subsidiary, Regent National Bank (the "Bank"), a nationally-chartered bank insured by the Federal Deposit Insurance Corporation. The Bank serves the needs of its banking customers with particular focus on small and medium-sized businesses, professionals and other individuals. The Bank offers a wide variety of deposit products, including checking accounts, interest-bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Individual Retirement Accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Financial Statement Presentation

     The accounting and reporting policies of Regent and the Bank conform with generally accepted accounting principles and predominant practices within the banking industry. All intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates implicit in these financial statements are as follows.

     The estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses, other real estate owned and the valuation allowance on the deferred tax asset.

     The evaluation of the adequacy of the allowance for loan losses includes an analysis of historical loss rates, by category, applied to current loan totals. However, actual losses may be higher or lower than historical trends, which vary. Actual losses on specified problem loans, which also are provided for in the evaluation, may vary from estimated loss percentages, which are established based upon a limited number of potential loss classifications.

     Other real estate owned is carried at market based upon estimates derived through appraisals and other sources, less estimated selling costs. However, realization of sales proceeds may ultimately be higher or lower than those estimates.

  Interim Financial Information

     The consolidated financial statements and disclosures included herein for the three months ended March 31, 1997 and 1996 are unaudited. These financial statements and disclosures have been prepared by Regent in accordance with generally accepted accounting principles and include all adjustments, consisting of adjustments of a normal and recurring nature, which in the opinion of management, are necessary for a fair presentation of Regent's financial position and the results of its operations and cash flows for these periods.

  Financial Instruments

     The Financial Accounting Standards Board (FASB) issued FAS No. 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans and deposits.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Investment Securities

     Regent adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. This standard requires investments in securities to be classified in one of three categories: held to maturity, available for sale or trading. Investment securities that management has both the ability and intent to hold to maturity are carried at amortized cost. Investment securities that management believes may be sold prior to maturity due to changes in interest rates, prepayment risk and liquidity requirements or other factors, are classified as available for sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of shareholders' equity and excluded from the determination of net income. Regent does not engage in securities trading. Securities transactions are accounted for on a settlement date basis. Prior to the adoption of FAS No. 115, investment securities that were principally debt securities were stated at cost and adjusted for amortization of premiums and accretion of discounts computed by the interest method. Gains or losses on disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

  Mortgage Loans Held for Sale

     Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Regent adopted FAS No. 122, "Accounting for Mortgage Servicing Rights" on January 1, 1996. This statement requires capitalization of the cost of the rights to service mortgage loans when originated mortgages are sold and servicing is retained. This statement also requires the capitalized mortgage servicing rights to be amortized in proportion to and over the period of estimated net servicing income. In addition, the mortgage servicing rights must be periodically evaluated for impairment based on their fair value. There was no material financial statement impact upon adoption of this standard.

  Loans and Allowance for Loan Losses

     Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans are stated at the amount of unpaid principal and are net of unearned discount, unearned loan fees and an allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loan principal considered to be uncollectible by management is charged against the allowance for loan losses. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the loan portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrower's ability to pay. The evaluation details historical losses by loan category, the resulting loss rates for which are projected at current loan total amounts. Loss estimates for specified problem loans are also detailed.

     Interest income is accrued as earned on a simple interest basis. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on such non-accrual status, all accumulated accrued interest receivable applicable to periods prior to the current year may be charged off to the allowance for loan losses. Interest which had accrued in the current year may be reversed out of current period income. The charge-off or reversal of accrued interest will only occur if such interest is deemed uncollectible.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Payments received subsequent to the non-accrual classification are applied as a reduction of principal in accordance with both regulatory guidelines and generally accepted accounting principles. Loans 90 days or more past due and still accruing interest must have both principal and accruing interest adequately secured and must be in the process of collection.

     Regent adopted FAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" on January 1, 1995. This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. Because Regent already recognized such reductions of value through its provision for loan losses, the adoption of FAS No. 114, as amended by FAS No. 118, did not have a material impact on its financial condition or results of operations.

  Other Real Estate Owned

     Other real estate owned, consisting of property acquired by foreclosure or deed in lieu of foreclosure and repossessed assets, is initially recorded at the fair value of the property at the date acquired. These assets are subsequently carried at the lower of this new basis or the fair value less estimated selling costs. Costs relating to the development and improvement of the property are capitalized, if recoverable, whereas those related to holding the property are charged to expense.

  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of their respective leases.

     Regent adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" on January 1, 1996. This standard provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The adoption of this new statement did not have a material impact on Regent's financial position or results of operations.

  Federal Income Taxes

     Regent accounts for its income taxes in accordance with FAS No. 109, "Accounting for Income Taxes." Under the liability method specified by FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the carrying values on the financial statements and the tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of accounts resulting in differences between assets and liabilities for financial statement and tax return purposes are net operating loss carryforwards, loan loss reserves, deferred loan fees, net unrealized gains or losses on securities available for sale and accumulated depreciation.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Earnings (Loss) Per Common Share

     Earnings (loss) per common share for all periods presented is based on the weighted average number of common shares outstanding after consideration of preferred stock dividends and common stock equivalents. Included in common stock equivalents, for the purposes of primary earnings per share, are stock options and warrants and the Series A, Series B, Series C, Series D and Series E Convertible Preferred Stock. The weighted average number of common shares attributable to common stock equivalents for the years ended December 31, 1996, 1995 and 1994, respectively, were as follows: 103,394, 99,203 and 89,339. For the three months ended March 31, 1997 and 1996, the weighted average number of common shares includes 106,118 and 340,802 shares, respectively, attributable to common stock equivalents. Fully diluted earnings per common share is not presented since such presentation is anti-dilutive.

     Regent accrues on a quarterly basis the preferred stock dividend that is payable annually each year. This accrual is considered only for purposes of the income (loss) per common share calculation and is computed using the estimated market price of the preferred stock at the financial reporting date. The accrual is changed as necessary to reflect dividends declared and changes in market price.

     Regent adopted FAS No. 123, "Accounting for Stock-Based Compensation," on January 1, 1996. FAS No. 123 contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and net income per share, as if the fair value-based method of accounting defined in FAS No. 123 had been applied. Regent's stock option plans are accounted for under APB No. 25. During the years ended December 31, 1996 and 1995, there were no stock options granted. At December 31, 1996, there were no stock options outstanding.

     In February 1997, the FASB issued FAS No. 128, "Earnings Per Share," which is required to be adopted for the year ending December 31, 1997. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS No. 128 on the calculation of Regent's earnings per share is not expected to be material.

  Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     The FASB issued FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by FAS No. 127, which provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. This statement is effective for transfers of financial assets, servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Adoption of this new statement is not expected to have a material impact on Regent's consolidated financial position or results of operations.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Advertising costs

     Regent expenses advertising costs as incurred.

  Employee benefit plans

     Regent has certain employee benefit plans covering substantially all employees. Regent accrues such costs as incurred.

  Statements of cash flows

     Cash and cash equivalents are defined as cash on hand, cash items in the process of collection, amounts due from banks, federal funds sold with an original maturity of three months or less and money market mutual fund holdings. Cash paid for interest was approximately $12.2 million in 1996, $9.5 million in 1995 and $9.1 million in 1994. Cash paid for income taxes was $0 in 1996 and approximately $100 thousand in 1995 and $510 thousand in 1994. The value of preferred stock issued as dividends was approximately $397 thousand in 1996, $309 thousand in 1995 and $396 thousand in 1994. Conversion of preferred stock to common stock was valued at approximately $8 thousand in 1996, $7 thousand in 1995 and $4 thousand in 1994.

  Reclassifications

     Certain 1996, 1995 and 1994 financial information has been reclassified to conform to the current presentation.

3. CAPITAL ADEQUACY AND REGULATORY MATTERS

     Regent and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Regent's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both Regent and the Bank must meet specific capital guidelines that involve quantitative measures of Regent's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Regent's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulations to ensure capital adequacy require Regent and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. CAPITAL ADEQUACY AND REGULATORY MATTERS -- (CONTINUED)

                                                                                                    TO BE WELL CAPITALIZED
                                                                            FOR CAPITAL ADEQUACY    UNDER PROMPT CORRECTIVE
                                                          ACTUAL                  PURPOSES             ACTION PROVISIONS
                                                   --------------------     --------------------    -----------------------
                                                     AMOUNT       RATIO       AMOUNT       RATIO       AMOUNT         RATIO
                                                   -----------    -----     -----------    -----    ------------      -----
As of March 31, 1997 (Unaudited):
  Total capital (to risk-weighted assets):
    Regent Bancshares Corp......................   $10,535,482    10.62%    $ 7,941,040     8.00%    $ 9,926,300      10.00%
    Regent National Bank........................    12,669,620    12.77       7,935,840     8.00       9,919,800      10.00
  Tier I capital (to risk-weighted assets):
    Regent Bancshares Corp......................     8,731,932     8.80       3,970,520     4.00       5,955,780       6.00
    Regent National Bank........................    11,416,870    11.51       3,967,920     4.00       5,951,880       6.00
  Tier I capital (to average assets):
    Regent Bancshares Corp......................     8,731,932     4.51       7,746,204     4.00       9,682,755       5.00
    Regent National Bank........................    11,416,870     5.90       7,745,080     4.00       9,681,350       5.00
As of December 31, 1996:
  Total capital (to risk-weighted assets):
    Regent Bancshares Corp......................    10,816,000     9.39       9,534,080     8.00      11,917,600      10.00
    Regent National Bank........................    13,012,000    11.21       9,250,720     8.00      11,603,400      10.00
  Tier 1 capital (to risk-weighted assets):
    Regent Bancshares Corp......................     8,806,000     7.65       4,767,040     4.00       7,150,560       6.00
    Regent National Bank........................    11,547,000     9.95       4,625,360     4.00       6,988,040       6.00
  Tier 1 capital (to average assets):
    Regent Bancshares Corp......................     8,806,000     4.31       8,179,000     4.00      10,223,750       5.00
    Regent National Bank........................    11,547,000     5.65       8,176,440     4.00      10,220,550       5.00
As of December 31, 1995:
  Total capital (to risk-weighted assets):
    Regent Bancshares Corp......................    13,478,577     8.98      12,010,280     8.00      15,012,850      10.00
    Regent National Bank........................    14,861,883     9.92      11,984,655     8.00      14,980,818      10.00
  Tier 1 capital (to risk-weighted assets):
    Regent Bancshares Corp......................    10,501,971     7.00       6,005,140     4.00       9,007,710       6.00
    Regent National Bank........................    12,985,277     8.67       5,992,327     4.00       8,988,491       6.00
  Tier 1 capital (to average assets):
    Regent Bancshares Corp......................    10,501,971     4.00      10,501,971     4.00      13,125,603       5.00
    Regent National Bank........................    12,985,277     4.94      10,514,394     4.00      13,142,993       5.00

     As a result of the Bank's reported losses, which primarily resulted from the provision for loan losses associated with IPF loans and the effect thereof on the Bank's capital, on October 10, 1996, the Bank's Board of Directors signed the Regulatory Agreement with the OCC to correct certain deficiencies described in supervisory letters dated August 9, 1996 and August 29, 1996.

     Under the Regulatory Agreement, the Bank is required to develop and implement an action plan, develop a three-year capital program, which includes the attainment and maintenance of a Tier 1 leverage ratio of 6.50% as of December 31, 1996, continue the liquidation of the Bank's IPF portfolio, establish a program for the maintenance of an adequate allowance for loan and lease losses, increase the liquidity of the Bank and appoint a Special Compliance Committee to monitor the compliance with the Regulatory Agreement.

     As of the most recent examination of the Bank, conducted as of the close of business on December 31, 1996, the Bank's capital levels meet or exceed the minimum capital levels established by the OCC for "well capitalized" under applicable federal banking regulations. However, the Bank is currently subject to the Regulatory Agreement, described above, requiring the Bank to meet and

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. CAPITAL ADEQUACY AND REGULATORY MATTERS -- (CONTINUED)

maintain a specific capital level. Under the federal banking regulations, a bank that is subject to such an agreement may not be deemed to be "well capitalized" regardless of its capital levels. As a result, the Bank is deemed to be "adequately capitalized" and subject to the requirements under these regulations. At December 31, 1996, the Bank's Tier 1 leverage ratio as defined by the OCC of 5.65% was below the 6.50% specified in the Regulatory Agreement. The Bank believes that it is currently in compliance in all material respects with all of the provisions of the Regulatory Agreement, except that the Bank did not maintain a Tier 1 capital ratio of 6.50% or greater at and after December 1, 1996. The Bank anticipates that it should be able to remain in compliance with the Regulatory Agreement in all material respects.

     As of December 31, 1995, the OCC categorized the Bank as "well capitalized" under applicable federal banking regulations. However, following an examination of the Bank in 1995, the OCC exercised its discretionary authority to increase the Tier 1 leverage capital ratio for the Bank to 6.5%. The Bank's capital levels as of December 31, 1995 resulted in the Bank being "adequately capitalized" under applicable banking regulations and the Tier 1 leverage ratio was 4.94% (unaudited) which was below the 6.50% ratio established by the OCC for the Bank. Additionally, on a consolidated basis, Regent's Tier 1 leverage ratio amounted to 4.00% (unaudited) which equaled the minimum legal requirement.

     Failure to meet minimum capital requirements can result in the regulators initiating certain actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Such actions are uncertain and may expose the Bank to regulatory sanctions that may include restrictions on operations and growth and mandatory asset dispositions. However, on February 26, 1997, the Bank submitted to the OCC a revised capital plan to bring the Bank into compliance with the capital ratios specified in the Regulatory Agreement. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised plan.

     Additionally, based upon the Bank's unsatisfactory condition and the questionable ability of Regent to continue to service its outstanding debt beyond September 30, 1996, the FRBP formally notified Regent in a letter dated September 6, 1996 of its determination that Regent was in "troubled condition." As a consequence of such condition, Regent must provide the FRBP with 30 days' notice prior to adding any members to its board of directors or engaging any new senior executive officer. In addition to the notice requirement, the FRBP has prohibited Regent, without prior written FRBP approval, from declaring or paying any dividends, repurchasing or redeeming any of its stock and incurring any additional debt, and required Regent to submit to the FRBP by October 6, 1996 a written plan to service Regent's outstanding subordinated debentures and to notify FRBP immediately of any material event that significantly impacts the financial condition of Regent and the Bank. Regent has submitted to the FRBP certain written undertakings from the Bank's organizers to service the interest due on March 31, 1997 on Regent's outstanding subordinated debentures in the event Regent does not otherwise have sufficient funds to pay such interest when due. As discussed in Note 18, Regent, with the approval of the FRBP, sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors. Regent used the proceeds from this sale to pay the interest due on its subordinated debentures on March 31, 1997.

     Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal limitations. The payment of dividends is prohibited under the Regulatory Agreement.

4. INVESTMENT PORTFOLIO

     Investment securities available for sale at March 31, 1997 (unaudited), December 31, 1996 and 1995 are as follows:

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INVESTMENT PORTFOLIO -- (CONTINUED)

                                                             MARCH 31, 1997
                       -------------------------------------------------------------------------------------------
                                                                                                       ESTIMATED
                        PRINCIPAL    UNAMORTIZED   UNEARNED    AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                         BALANCE       PREMIUMS    DISCOUNTS      COST         GAINS       LOSSES        VALUE
                       ------------  -----------   ---------  ------------  -----------  ----------   ------------
U.S. Agencies........  $ 12,000,000   $       --   $      --  $ 12,000,000   $      --    $ 101,760   $ 17,898,240
FHLMC................     7,488,268      176,176          --     7,664,444       2,757      258,658      7,408,543
FNMA.................    10,691,554      361,383          --    11,052,937          --      411,673     10,641,264
                       ------------   ----------   ---------  ------------   ---------    ---------   ------------
                       $ 30,179,822   $  537,559   $      --    30,717,381
                       ------------   ----------   ---------
                       ------------   ----------   ---------
Other securities.....                                            1,354,788          --           --      1,354,788
                                                              ------------   ---------    ---------   ------------
                                                              $ 32,072,169   $   2,757    $ 772,091   $ 31,302,835
                                                              ------------   ---------    ---------   ------------
                                                              ------------   ---------    ---------   ------------

                                                            DECEMBER 31, 1996
                       -------------------------------------------------------------------------------------------
                                                                                                       ESTIMATED
                        PRINCIPAL    UNAMORTIZED   UNEARNED    AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                         BALANCE       PREMIUMS    DISCOUNTS      COST         GAINS       LOSSES        VALUE
                       ------------  -----------   ---------  ------------  -----------  -----------  ------------
U.S. Agencies........  $ 10,000,000   $       --   $      --  $ 10,000,000   $      --    $      --   $ 10,000,000
FHLMC................     7,720,448      226,175          --     7,946,623          --      364,019      7,582,604
FNMA.................    10,845,299      431,369          --    11,276,668       4,917      314,168     10,967,417
                       ------------   ----------   ---------  ------------   ---------    ---------   ------------
                       $ 28,565,747   $  657,544   $      --    29,223,291       4,917      678,187     28,550,021
                       ------------   ----------   ---------
                       ------------   ----------   ---------
Other securities.....                                            1,919,689          --           --      1,919,689
                                                              ------------   ---------    ---------   ------------
                                                              $ 31,142,980   $   4,917    $ 678,187   $ 30,469,710
                                                              ------------   ---------    ---------   ------------
                                                              ------------   ---------    ---------   ------------

                                                            DECEMBER 31, 1995
                       -------------------------------------------------------------------------------------------
                                                                                                       ESTIMATED
                        PRINCIPAL    UNAMORTIZED   UNEARNED    AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                         BALANCE       PREMIUMS    DISCOUNTS      COST         GAINS       LOSSES        VALUE
                       ------------  -----------   ---------  ------------  ----------   ----------   ------------
FHLMC................  $ 16,455,698   $  488,656   $      --  $ 16,944,354   $  76,032    $ 282,443   $ 16,737,943
FNMA.................    27,616,256      648,089      85,694    28,178,651     203,692      222,395     28,159,948
                       ------------   ----------   ---------  ------------   ---------    ---------   ------------
                       $ 44,071,954   $1,136,745   $  85,694    45,123,005     279,724      504,838     44,897,891
                       ------------   ----------   ---------
                       ------------   ----------   ---------
Other securities.....                                            2,579,989          --           --      2,579,989
                                                              ------------   ---------    ---------   ------------
                                                              $ 47,702,994   $ 279,724    $ 504,838   $ 47,477,880
                                                              ------------   ---------    ---------   ------------
                                                              ------------   ---------    ---------   ------------

     Mortgage-backed securities held to maturity at March 31, 1997 (unaudited), December 31, 1996 and 1995 are as follows:

                                                             MARCH 31, 1997
                       -------------------------------------------------------------------------------------------
                                                                                                       ESTIMATED
                        PRINCIPAL    UNAMORTIZED   UNEARNED    AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                         BALANCE       PREMIUMS    DISCOUNTS      COST         GAINS       LOSSES        VALUE
                       ------------  -----------   ---------  ------------  ----------   -----------  ------------
                                                              (UNAUDITED)
GNMA.................  $ 10,406,638   $  393,760   $      --  $ 10,800,398   $   2,280   $   419,353  $ 10,383,325
FHLMC................    24,071,359      888,625     180,886    24,779,098      99,658       713,787    29,164,969
FNMA.................    17,296,513      562,813          --    17,859,326          --       628,384    17,230,942
Collateralized
  mortgage
  obligations........    13,779,861      462,220       3,481    14,238,100          --       162,185    14,075,915
                       ------------   ----------   ---------  ------------   ---------   -----------  ------------
                       $ 70,554,371   $2,307,418   $ 184,867  $ 72,676,922   $ 101,938   $ 1,923,709  $ 70,855,151
                       ------------   ----------   ---------  ------------   ---------   -----------  ------------
                       ------------   ----------   ---------  ------------   ---------   -----------  ------------

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INVESTMENT PORTFOLIO -- (CONTINUED)

                                                           DECEMBER 31, 1996
                      --------------------------------------------------------------------------------------------
                                                                                                       ESTIMATED
                       PRINCIPAL    UNAMORTIZED   UNEARNED    AMORTIZED    UNREALIZED    UNREALIZED      MARKET
                        BALANCE       PREMIUMS    DISCOUNTS      COST         GAINS        LOSSES        VALUE
                      ------------  -----------   ---------  ------------  ----------   ------------  ------------
GNMA................  $ 10,518,401   $  487,408   $      --  $ 11,005,809   $      --   $    376,215  $ 10,629,594
FHLMC...............    29,933,643    1,107,506     189,873    30,851,276     154,825        609,202    30,396,899
FNMA................    17,696,771      770,786          --    18,467,557          --        462,086    18,005,471
Collateralized
  mortgage
  obligations.......    14,316,481      446,403       4,544    14,758,340          --        540,165    14,218,175
                      ------------   ----------   ---------  ------------   ---------   ------------  ------------
                      $ 72,465,296   $2,812,103   $ 194,417  $ 75,082,982   $ 154,825   $  1,987,668  $ 73,250,139
                      ------------   ----------   ---------  ------------   ---------   ------------  ------------
                      ------------   ----------   ---------  ------------   ---------   ------------  ------------

                                                           DECEMBER 31, 1995
                      --------------------------------------------------------------------------------------------
                                                                                                       ESTIMATED
                       PRINCIPAL    UNAMORTIZED   UNEARNED    AMORTIZED    UNREALIZED    UNREALIZED      MARKET
                        BALANCE       PREMIUMS    DISCOUNTS      COST         GAINS        LOSSES        VALUE
                      ------------  -----------   ---------  ------------  ----------   ------------  ------------
GNMA................  $ 12,181,546   $  564,753   $      --  $ 12,746,299   $      --   $    201,824  $ 12,544,475
FHLMC...............    36,346,310    1,396,248     224,131    37,518,427     266,284        450,214    37,334,497
FNMA................    21,534,711      949,376          --    22,484,087       3,819        345,769    22,142,137
Collateralized
  mortgage
  obligations.......    17,947,058      555,146       6,869    18,495,335          --        620,940    17,874,395
                      ------------   ----------   ---------  ------------   ---------   ------------  ------------
                      $ 88,009,625   $3,465,523   $ 231,000  $ 91,244,148   $ 270,103   $  1,618,747  $ 89,895,504
                      ------------   ----------   ---------  ------------   ---------   ------------  ------------
                      ------------   ----------   ---------  ------------   ---------   ------------  ------------

     As permitted by a special report of the FASB entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," at the end of 1995 the Bank transferred securities previously classified as HTM to AFS that had an amortized cost of approximately $16.6 million and an unrealized gain of approximately $45 thousand, net of tax. There are no trading account securities, and all other securities have been classified as HTM.

     During the year ended December 31, 1996, available-for-sale securities totaling $19.4 million were sold at a gain of $5 thousand. There were no realized securities gains or losses during 1995 or 1994.

     Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The contractual maturities of these securities range from 10 to 40 years.

     The Bank has established credit arrangements with financial institutions. Mortgage-backed securities serve as collateral for any transactions executed under these arrangements. The maximum level of funds available under the "Flexline Commitment" from the FHLB at December 31, 1996 was $12.5 million. Additionally, the Bank has the ability to borrow on a short- and long-term basis from the FHLB an amount not exceeding 85% to 90% of the fair market value of these securities. Borrowings under this latter arrangement at December 31, 1995 required that investment securities of approximately $49 million be pledged as collateral. There were no such borrowings at December 31, 1996.

     The amortized cost and estimated market value of debt securities at March 31, 1997 and December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. INVESTMENT PORTFOLIO -- (CONTINUED)

                                                         MARCH 31, 1997                DECEMBER 31, 1996
                                                 ------------------------------  ------------------------------
                                                                   ESTIMATED                       ESTIMATED
                                                 AMORTIZED COST   MARKET VALUE   AMORTIZED COST   MARKET VALUE
                                                 --------------  --------------  --------------  --------------
                                                          (UNAUDITED)
Held to maturity:
  Due in one year or less......................  $    1,251,249  $    1,212,188  $           --  $           --
  Due after one year through five years........      28,683,539      27,845,803      44,008,503      43,217,318
  Due after five years through ten years.......      17,625,026      17,381,725              --              --
  Due after ten years..........................      10,879,008      10,339,520      16,316,139      15,814,646
  Collateralized mortgage obligations..........      14,238,100      14,075,915      14,758,340      14,218,175
                                                 --------------  --------------  --------------  --------------
                                                 $   72,676,922  $   70,855,151  $   75,082,982  $   73,250,139
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
Available for sale:
  Due in one year or less......................  $      287,502  $      275,242  $   10,807,773  $   10,384,742
  Due after one year through five years........      14,828,579      14,629,840      18,415,518      18,165,279
  Due after five years through ten years.......      10,734,309      10,367,162      29,223,291      28,550,021
  Due after ten years..........................       4,867,000       4,676,603
                                                 --------------  --------------
                                                 $   30,717,381  $   29,948,047
                                                 --------------  --------------
                                                 --------------  --------------

5. LOANS

     A summary of the loan portfolio as of March 31, 1997, December 31, 1996 and December 31, 1995 follows (dollars in thousands):

                                                                           MARCH 31,   DECEMBER 31,  DECEMBER 31,
                                                                             1997          1996          1995
                                                                          -----------  ------------  ------------
                                                                          (UNAUDITED)
Commercial and industrial...............................................   $  40,944    $   46,041    $   49,006
Real estate:
  Construction..........................................................       9,137         9,421         4,430
  Mortgages residential.................................................       9,456        10,219        18,926
  Mortgages commercial..................................................      15,169        15,985        16,168
Consumer................................................................         911         3,827        18,573
                                                                           ---------    ----------    ----------
                                                                              75,617        85,493       107,103
Net unearned interest and fees..........................................        (425)         (424)       (1,193)
                                                                           ---------    ----------    ----------
                                                                           $  75,192    $   85,069    $  105,910
                                                                           ---------    ----------    ----------
                                                                           ---------    ----------    ----------

     The balance of impaired loans was $3.9 million at March 31, 1997 and $3.6 million at December 31, 1996 and 1995, respectively. Regent has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreements. The allowance for loan loss associated with impaired loans was $866 thousand at March 31, 1997 and $648 and $712 thousand at December 31, 1996 and 1995, respectively. Income recognized on impaired loans during 1996 and 1995 was $16 and $79 thousand, respectively. Interest which would have been accrued on impaired loans during the quarter ended March 31, 1997 was $84 thousand and during 1996 and 1995 was $335 and $355 thousand, respectively. Regent's policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method. Regent recognizes income on non-accrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to Regent; if these factors do not exist, Regent will not recognize income.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. LOANS -- (CONTINUED)

     Non-accrual loans were $3.8 million, $3.6 million and $3.7 million at December 31, 1996, 1995 and 1994, respectively. Interest income of approximately $211 thousand was not recognized as operating income due to the non-accrual status of loans during 1994. At December 31, 1996 and 1995, loans totaling $977 thousand and $1,094 thousand, respectively, were past due 90 days or more and continue to accrue interest income.

     At December 31, 1996 and 1995, there were $2,288 and $3,845 thousand respectively, of loans outstanding to directors, principal shareholders and executive officers and their affiliated interests. During 1996, new loans of $1,202 thousand were made to such persons and repayments totaled $2,759 thousand. Such loans were made in the ordinary course of business at the Bank's normal credit terms and did not present more than a normal risk of collection at origination. Subsequent to December 31, 1996, a loan in the amount of $705 thousand to a director of Regent became delinquent.

     At December 31, 1996 and December 31, 1995, IPF receivables were $2.6 million and $16.8 million, respectively. The IPF loans have repayment terms of nine months and are secured by the unearned premium balance on the individual automobile insurance policies. The IPF loans were serviced for the Bank by the Servicer under a Servicing Agreement through September 1, 1996. The Servicing Agreement provided, among other things, that the Servicer was to solicit IPF loans, including the collection of repayments from borrowers and of unearned premium balances from insurers on canceled insurance policies. Under the Servicing Agreement, the Bank received all collections and paid the Servicer a fee equal to a specified initial per loan charge plus one-half of pre-tax profits, as defined in the Servicing Agreement, from the IPF loan Portfolio. For the years ended December 31, 1996 and 1995, the Bank recorded interest and fee income from the IPF loan portfolio of $3.3 million and $3.6 million, respectively, and paid the Servicer fees of approximately $150 thousand and $1.3 million, respectively.

     During the preparation of Regent's consolidated financial statements for the year ended December 31, 1995, management of the Bank became aware of several matters which led to the belief that the Servicer may have reported interest and fee income from IPF loans in default and may not have canceled insurance policies securing defaulted loans or collected insurance premium balances on such policies on a timely basis. As a result, management began the process of estimating the ultimate expected loss that existed as of December 31, 1995, which amount was material to Regent's consolidated financial statements.

     In order to assess the risk of loss on the IPF loan balance at December 31, 1995 and the amount thereof, the Bank identified delinquent IPF loans based upon the payment history of the IPF loan portfolio during 1995 and through May 23, 1996.

     During the period January 1, 1996 to May 23, 1996, the Bank applied all cash receipts from delinquent IPF borrowers to the principal balances of such delinquent loans as of December 31, 1995, and the Bank applied the proceeds of the unearned premiums received from insurance companies except for those applicable to accrued fees to the principal balances of delinquent IPF loans as of December 31, 1995, thereby reducing the Bank's possible loss exposure on the December 31, 1995 IPF loan balance to approximately $4.5 million. The $4.5 million loss exposure was recorded as part of the Bank's allowance for loan losses and no IPF loans were charged-off at December 31, 1995.

     The Bank determined that it has no loss exposure on IPF receivables at December 31, 1996 based on the year-end carrying value of $2.6 million and the subsequent, aggregate cash collection of more than $3 million in the first two months of 1997. In the second, third and fourth quarters of 1996, net IPF loan balances of $7.5 million that were past due 120 days or more were charged-off. The Bank discontinued its IPF loan business in September 1996. Since then, extensive collection efforts and the establishment of management and operational control of the servicing operations by Bank personnel

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. LOANS -- (CONTINUED)

have reduced the IPF receivables to the indicated level at December 31, 1996. An analysis of subsequent cash collections through mid-March 1997 has confirmed management's determination that no IPF loss exposure existed at year-end 1996. Therefore, all of the December 31, 1996 allowance for loan losses is allocated to the non-IPF portion of the Bank's loan portfolio.

     During late 1994, two of the mortgage banking companies which Regent has used to fund individual residential mortgages experienced financial difficulties and subsequently filed for bankruptcy protection. At or about the same time, the Bank learned that irregularities occurred in the origination process at the mortgage banking companies which negatively impacted the underlying real estate collateral of certain loans that had been funded. As a result of these conditions, the Bank recorded charges totaling $1.1 million on a pre-tax basis ($1.08 per common share) in the fourth quarter of 1994, which includes an additional provision for loan losses of $825 thousand.

     A summary of the activity in the allowance for loan losses for the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 is as follows:

                                               MARCH 31,                            DECEMBER 31,
                                      ----------------------------  --------------------------------------------
                                          1997           1996            1996           1995           1994
                                      -------------  -------------  --------------  -------------  -------------
                                              (UNAUDITED)
Balance, beginning of period........  $   3,059,773  $   6,500,882  $    6,500,882  $   1,713,372  $   1,321,225
Provision charged (credited) to
  operations........................       (200,000)       175,000       5,092,156      4,905,000        860,000
Loans charged off...................       (892,199)      (748,961)    (10,015,476)      (128,719)      (552,143)
Recoveries of loans previously
  charged off.......................        306,932             --       1,482,211         11,229         84,290
                                      -------------  -------------  --------------  -------------  -------------
Balance, end of period..............  $   2,274,511  $   5,926,921  $    3,059,773  $   6,500,882  $   1,713,372
                                      -------------  -------------  --------------  -------------  -------------
                                      -------------  -------------  --------------  -------------  -------------

6. PREMISES AND EQUIPMENT

     A summary of premises and equipment as of March 31, 1997, December 31, 1996 and 1995 follows:

                                                        ESTIMATED       MARCH 31,    DECEMBER 31,   DECEMBER 31,
                                                      USEFUL LIVES        1997           1996           1995
                                                     ---------------  -------------  -------------  -------------
                                                                       (UNAUDITED)
Furniture and fixtures.............................  3-7 years        $   1,044,501  $   1,044,690  $     855,188
  Leasehold improvements...........................  5-20 years             686,336        686,336        597,146
                                                                      -------------  -------------  -------------
                                                                          1,730,837      1,731,026      1,452,334
  Less: Accumulated depreciation...................                       1,102,324     (1,035,152)      (747,847)
                                                                      -------------  -------------  -------------
  Premises and equipment, net......................                   $     628,513  $     695,874  $     704,487
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

7. CERTIFICATES OF DEPOSIT

     At December 31, 1996, 1995, and 1994, certificates of deposit outstanding with a face value greater than or equal to approximately $100 thousand totaled approximately $11.9 million, $12.4 million and $7.6 million, respectively. Interest expense for the years then ended relating to those certificates was approximately $426 thousand, $467 thousand and $144 thousand, respectively.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. CERTIFICATES OF DEPOSIT -- (CONTINUED)

     At December 31, 1996, the scheduled maturities of certificates of deposit (in thousands) were as follows:

1997                           $    81,112
1998                                11,917
1999                                 4,040
2000                                21,245
2001 and thereafter                  1,413
                               -----------
                               $   119,727
                               -----------
                               -----------

8. ADVANCES FROM FEDERAL HOME LOAN BANK OF PITTSBURGH

     A summary of the advances from the FHLB at March 31, 1997, December 31, 1996 and 1995 follows:

                                                     MARCH 31, 1997
                                         --------------------------------------
                                            INTEREST
                                             AMOUNT       MATURITY      RATE
                                         --------------  -----------  ---------
                                                         (UNAUDITED)
Long-term..............................  $      200,312    06/07/10        6.70%
                                         --------------
Total advances.........................  $      200,312
                                         --------------
                                         --------------

                                                   DECEMBER 31, 1996
                                         --------------------------------------
                                            INTEREST
                                             AMOUNT       MATURITY      RATE
                                         --------------  -----------  ---------
Long-term..............................  $      202,621    06/07/10        6.70%
                                         --------------
Total advances.........................  $      202,621
                                         --------------
                                         --------------

                                                   DECEMBER 31, 1995
                                         --------------------------------------
                                            INTEREST
                                             AMOUNT       MATURITY      RATE
                                         --------------  -----------  ---------
Short-term.............................  $   20,500,000    11/01/96        6.05%
                                              2,943,822    08/12/96        6.16
                                              5,000,000    01/08/96        5.93
                                              5,000,000    01/23/96        5.93
                                         --------------
Total short-term.......................      33,443,822
                                         --------------
Long-term..............................       5,000,000    12/20/00        6.02
                                              3,000,000    12/20/01        6.17
                                              2,000,000    12/20/02        6.22
                                                211,480    06/07/10        6.70
                                         --------------
Total long-term........................      10,211,480
                                         --------------
Total advances.........................  $   43,655,302
                                         --------------
                                         --------------

     Advances from the FHLB are collateralized by mortgage-backed securities at an amount not exceeding 85% to 90% of the fair market value of these securities.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. SUBORDINATED DEBENTURES

     Subordinated debentures consist of 7 3/4% notes due September 30, 1998. These notes are subordinated to rights of any senior debt consisting of certain obligations to banks and other financial institutions which may be incurred. Also see Note 3 discussing restrictions on interest payments.

10. INCOME TAXES

     The provision (benefit) for income taxes for the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 is comprised as follows:

                                                  THREE MONTHS
                                                 ENDED MARCH 31,                YEAR ENDED DECEMBER 31,
                                             ------------------------  ------------------------------------------
                                                1997         1996           1996           1995          1994
                                             -----------  -----------  --------------  ------------  ------------
                                                   (UNAUDITED)
Current....................................  $        --  $   (50,000) $   (1,569,700) $    481,100  $    484,900
Deferred...................................           --      195,000       1,219,700      (944,600)     (225,800)
                                             -----------  -----------  --------------  ------------  ------------
                                             $        --  $   145,000  $     (350,000) $   (463,500) $    259,100
                                             -----------  -----------  --------------  ------------  ------------
                                             -----------  -----------  --------------  ------------  ------------

     The effective tax rates are reconciled to the statutory federal rates for the years ended December 31, 1996, 1995 and 1994 as follows:

                                                                     THREE MONTHS
                                                                   ENDED MARCH 31,         YEAR ENDED DECEMBER 31,
                                                                 --------------------  -------------------------------
                                                                   1997       1996       1996       1995       1994
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                     (UNAUDITED)
Federal statutory rate.........................................      (34.0)%     34.0%     (34.0)%    (34.0)%    34.0%
Merger expenses................................................         --        6.0       (2.6)       3.0        --
Increase in valuation allowance for deferred tax assets........       29.9         --       23.7       18.1        --
                                                                 ---------  ---------  ---------  ---------  ---------
Other..........................................................         --         --        1.4         --        --
Effective tax rate.............................................        0.0%      40.0%     (11.5)%    (12.9)%    34.0%
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The tax effect of significant temporary differences is as follows:

                                                                                          DECEMBER 31,
                                                                     MARCH 31,    ----------------------------
                                                                       1997           1996           1995
                                                                   -------------  -------------  -------------
                                                                    (UNAUDITED)
Allowance for loan losses........................................  $     818,824  $   1,154,404  $   2,180,300
Net operating loss carryover.....................................        943,525        579,959             --
Accumulated depreciation.........................................         13,200            737         36,700
Unrealized loss on investment securities available for sale......             --        230,584         76,500
Other............................................................         73,580         73,580         73,100
                                                                   -------------  -------------  -------------
Total gross assets...............................................      1,849,129      2,039,264      2,366,600
                                                                   -------------  -------------  -------------
Deferred loan costs..............................................         73,111         86,580         70,400
                                                                   -------------  -------------  -------------
Total gross liabilities..........................................         73,111         86,580         70,400
                                                                   -------------  -------------  -------------
Net deferred tax asset...........................................      1,776,018      1,952,684      2,296,200
Valuation allowance..............................................      1,426,018      1,602,684        650,000
                                                                   -------------  -------------  -------------
                                                                   $     350,000  $     350,000  $   1,646,200
                                                                   -------------  -------------  -------------
                                                                   -------------  -------------  -------------

     The deferred tax asset is included in other assets on the consolidated balance sheets. Regent has increased the valuation allowance to reduce the net deferred tax asset to an amount expected to be realized based upon future taxable income. Of the tax net operating loss carryforwards of

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. INCOME TAXES -- (CONTINUED)

approximately $2.7 million, $1.7 million and $1.0 million would expire in 2011 and 2012, respectively, if unused.

11. COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     Approximate future minimum lease payments under non-cancelable operating leases as of December 31, 1996 are as follows:

1997.....................................................  $190,000
1998.....................................................   210,000
1999 (expiring May 31)...................................    87,000
                                                           --------
Total minimum payments required..........................  $487,000
                                                           --------
                                                           --------

     Regent incurred rent expense of approximately $174 thousand for each of the years ended December 31, 1994 to 1996. The leases provide for two 5-year renewal options at their current market rental rates. The leases for the 1430 and 1428 Walnut Street premises include a right of refusal to purchase the premises. The leases also require Regent to pay its pro rata share of all operating expenses such as maintenance, insurance, taxes, etc.

  Legal Proceedings

     Regent is subject to various legal actions and proceedings. In January 1997, the Bank settled litigation involving the 1994 bankruptcy of a mortgage banking company for which the Bank funded individual residential mortgages, and because of which the Bank charged-off various mortgage loans in 1995. The Bank will recover $320 thousand. This settlement awaits court approval. It is possible that claims may be made against the Bank as the result of transactions with the debtor. Management considers the possibility of such claims to be remote and, if made, without merit.

     Regent has instituted two lawsuits to recover damages caused to Regent by individuals and entities which engaged in IPF business with Regent as follows:

     On December 24, 1996, Regent filed a complaint in the United States District Court for the Eastern District of Pennsylvania, Regent National Bank v. K-C Insurance Premium Finance Co., Inc., et al., Civil Action No. 96-CV-8615, in which it asserted claims, in the form of 11 counts, against K-C, its principals, Chanin and Cesaro, Chanin's wife, Myra Chanin, and Cesaro's wife, Kimberly Cesaro. The complaint alleges that K-C, Chanin and Cesaro submitted numerous reports to Regent containing false information in order to obtain funds from Regent unlawfully, as well as to induce Regent to devote resources to the IPF portfolio. The complaint also alleges that K-C, Chanin and Cesaro entered into the Servicing Agreement with Regent to provide a variety of services in connection with Regent's IPF business and that K-C, Chanin and Cesaro engaged in numerous violations of the Servicing Agreement. The complaint alleges that K-C, Chanin and Cesaro participated, directly and indirectly, in a pattern of racketeering through multiple acts of bank fraud which constituted violations of RICO. The complaint alleges that K-C, Chanin and Cesaro submitted false and fraudulent computer records and financial statements which grossly overstated the profits generated by the IPF business and substantially understated the losses of such business.

     The complaint also alleges that, on or about April 12, 1996, Regent entered into the Loan Agreement with K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro pursuant to which K-C, Chanin and Myra Chanin became obligated to Regent in the amount of $18 million and Cesaro and Kimberly Cesaro became obligated to Regent in the amount of $180 thousand. The complaint further alleges that the parties to the Loan Agreement have failed to repay Regent the sums due thereunder.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)


     Regent is seeking damages in this action for $1.8 million under the Loan Agreement and for damages in excess of $1 million as a result of harm caused to Regent under the various other counts in this action.

     On January 30, 1997, K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro instituted an action against Regent in the Court of Common Pleas of Philadelphia County, Number 2749. The Complaint consists of three counts: (1) that Regent owes K-C 50% of the profits from the IPF business, as defined in the Servicing Agreement; (2) a request for a declaratory judgment that the Loan Agreement is not an enforceable contract because of mutual mistake or fraudulent misrepresentations by Regent, alteration of the Note, duress, failure of consideration or material breach of the Loan Agreement and (3) that Cesaro is owed wages by Regent for an undefined portion of 1996. For the breach of the Servicing Agreement, K-C is demanding amounts in excess of $100 thousand. No specific amount is demanded for the unpaid wages.

     On February 18, 1997, Regent filed preliminary objections to this complaint with the Court of Common Pleas of Philadelphia County. The preliminary objections request the Court of Common Pleas to dismiss the action since it relates to the same facts and causes of action which are dealt with in the complaint previously filed by Regent in the United States District Court for the Eastern District of Pennsylvania. As of March 27, 1997, the Court of Common Pleas had not ruled on Regent's preliminary objections.

     There are various motions pending in the action in the United States District Court for the Eastern District of Pennsylvania relating to the request by K-C for expedited discovery on Regent's RICO claim. Those motions are pending and undecided.

     On November 27, 1996, Regent filed a complaint against DCAP, an independent retail insurance broker which engaged in IPF business with Regent and which was recruited to do business with Regent by K-C, and an affiliate of DCAP, for breach of contract in the United States District Court for the Eastern District of Pennsylvania, Regent National Bank v. Dealers Choice Automotive Planning, Inc. and Payments, Inc., Civil Action No. 96-CV-7930. The complaint alleges that DCAP and its affiliates entered into a letter of understanding with Regent under which DCAP and its affiliates agreed that the financing of all IPF contracts with Regent would be with recourse. The complaint seeks damages for losses suffered by Regent as a result of funding IPF agreements placed through DCAP. In the action, Regent seeks damages in excess of $100 thousand.

     The defendants have answered this complaint and have asserted that they were misled by certain officers and directors of Regent by fraudulent misrepresentations concerning the recourse provisions of the letter of understanding. The answer also asserts that Regent owes money to the defendants for failure to give 30 days written notice of the termination of the letter of understanding. The answer claims punitive damages in the amount of $500 thousand for the alleged misrepresentation and an amount of not less than $40 thousand for the alleged termination without giving sufficient written notice. This matter is in the initial phases of discovery.

     Regent and the Bank are subject to various other legal actions and proceedings. In the opinion of management, after discussions with legal counsel, the resolution of these matters is not expected to have a material adverse effect on Regent's consolidated financial position or its consolidated results of operations.

  Employment Agreements

     Regent has entered into employment agreements with two of its executive officers. Such agreements provide for, among other things, base compensation, and one of the agreements has a change-of-control provision. Annual compensation under these agreements is $220 thousand from 1997 through 1999.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. SIGNIFICANT GROUP CONCENTRATIONS OF RISK

     Approximately 49% and 37% of the total loans outstanding at December 31, 1996 and 1995, respectively, are real estate loans, and the collateral is primarily located in the various counties surrounding Philadelphia. Regent is able to decrease its credit exposure by an amount equal to the appraised value of the collateral.

13. RELATED PARTIES

     Regent incurred professional fees of approximately $866 thousand, $1.3 million and $560 thousand in 1996, 1995 and 1994, respectively. Included in these amounts were approximately $87 thousand, $187 thousand and $270 thousand in 1996, 1995 and 1994, respectively, of fees paid to law firms that have partners who are members of the Board of Directors of Regent or the Bank.

     Regent paid insurance premiums of approximately $114 thousand, $90 thousand and $79 thousand during 1996, 1995 and 1994, respectively, to an insurance brokerage agency whose president was also a member of the Board of Directors of Regent.

     Regent paid consulting fees of approximately $78 thousand, $87 thousand and $81 thousand during 1996, 1995 and 1994, respectively, to a bank consulting firm whose president is also a member of the Board of Directors of Regent.

     In 1994, the Bank entered into an agreement with a company owned by an advisory director to provide processing, servicing, marketing and consulting services to the Bank in connection with the Bank's automobile premium finance lending program. The Bank incurred expenses of $1.3 million in 1995 and $62 thousand in 1994 related to this agreement.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     Regent is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit which involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated balance sheets.

     Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Regent had outstanding commitments to originate variable and fixed rate loans aggregating approximately $7.6 million and $4 million at December 31, 1996 and 1995, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. Regent evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Regent upon the extension of credit, is based on management's credit evaluation of the counterparty. Collateral for most commercial commitments varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties. Collateral for secured consumer commitments consists of liens on residential real estate.

     Commitments under outstanding standby letters of credit were $150 thousand and $305 thousand at December 31, 1996 and 1995, respectively. Standby letters of credit are instruments issued by the Bank which guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the non-performance of an obligation of service. Most standby letters of credit are

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK -- (CONTINUED)

extended for one-year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary primarily in the form of certificates of deposit and liens on real estate.

     Commitments under lines of credit exist as the borrower has not used the full amount of the approved line of credit. Collateral for most commitments under commercial lines of credit varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. Amounts available for use under existing lines of credit were $10.2 million and $18 million at December 31, 1996 and 1995, respectively.

15. SHAREHOLDERS' EQUITY

     In September 1996, four directors of Regent purchased an aggregate of 148,148 of Common Stock of Regent for a purchase price of $6.75 per share, or an aggregate price of $1 million.

     In June 1995, July 1994 and July 1993, Regent issued 51,452, 51,912 and 52,967 shares, respectively, of Series E Convertible Preferred Stock, and in May 1992, 1991 and 1990, Regent issued 52,996 shares of Series D Convertible Preferred Stock, 52,996 shares of Series C Convertible Preferred Stock and 52,998 shares of Series B Convertible Preferred Stock, representing a 10% stock dividend to holders of Series A Convertible Preferred Stock. The fair market value of the 51,452, 51,912 and 52,967 shares issued of Series E Convertible Preferred Stock of approximately $309 thousand, $396 thousand and $430 thousand, respectively, the 52,996 shares issued of Series D Convertible Preferred Stock of approximately $358 thousand, the 52,996 shares issued of Series C Convertible Preferred Stock of approximately $265 thousand and the 52,998 shares of Series B Convertible Preferred Stock of approximately $490 thousand has been charged to retained earnings. Each share of Series B, C and D Convertible Preferred Stock is convertible into 1.177 shares of common stock, and each share of Series E stock is convertible into one share of common stock.

     The Series B through Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock are redeemable in whole or in part at the option of Regent, at a price of $10.00 per share, respectively, plus declared but unpaid dividends.

     In connection with outstanding convertible preferred stock, approximately 550 thousand shares have been reserved for issuance upon conversion.

     In June 1989, Regent sold 530,000 shares of Series A Convertible Preferred Stock. The preferred stock is convertible, at the option of the holder, into Regent Common Stock on a share-for-share basis. The Series A Convertible Preferred Stock is redeemable at Regent's option at $10 per share plus declared but unpaid dividends. Holders of the Regent Series A Preferred Stock are entitled to receive a $10 per share liquidation preference before any payment is made to common stockholders.

     Also, prior to and in connection with Regent's 1989 public offering, Regent issued warrants that were exercisable for the purchase of an aggregate of 50,022 and 147,124 shares of Regent Common Stock at an exercise price of $8.50 and $10.20 per share, respectively, at December 31, 1995, and issued options to organizers of 274,241 and 264,825, at $8.50 per share, in December 1995 and 1994. The warrants and options expired on November 30, 1996.

     Regent established the 1989 Stock Option Plan which provided for the granting of 211,860 incentive and nonqualified stock options to certain officers, directors, founders and key employees. At December 31, 1995 and 1994, options for 171,362 and 151,539 shares, respectively, were outstanding at $8.50 per share. No options were granted, exercised or terminated during 1995 or 1994. During 1996, no options were granted or exercised. At December 31, 1996, all options under this plan had expired.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     FAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For Regent, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in FAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is Regent's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, Regent had to use significant estimations and present value calculations to prepare this disclosure.

     Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives risk to a high degree of subjectivity in estimating financial instrument fair values.

     Estimated fair values have been determined by Regent using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used for the estimated fair values are outlined below.

  Cash and Cash Equivalents

     The carrying amounts for cash and cash equivalents investments approximate the fair values of those assets.

  Mortgage-Backed and Investment Securities

     Fair values are based on quoted market prices, if available. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments.

  Loans

     For floating rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for fixed rate commercial real estate, and commercial and industrial loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar terms and credit quality.

  Mortgage Loans Held for Sale

     Due to their short-term nature, the carrying amount of mortgage loans held for sale approximates fair value.

  Deposit Liabilities

     The fair value of demand deposits, NOW and savings accounts, and money market deposits is the amount payable on demand at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

  Advances from FHLB

     The carrying amount of short-term advances approximates their fair values. Rates currently available for advances with similar terms and remaining maturities are used to estimate the fair value of long-term advances.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)

  Subordinated Debentures

     Rates currently available to Regent for debt with similar terms and remaining maturities are used to estimate fair value.

  Off-Balance-Sheet Instruments

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For the fixed rate loan commitments, excluding those committed for sale to the secondary market, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. It is management's belief that the fair value estimate of commitments to extend credit approximates carrying value at December 31, 1996 and 1995, because most mature within one year, do not present any unanticipated credit concerns and bear market interest rates.

     The estimated fair value of Regent's financial instruments at December 31, 1996 and 1995 follows:

                                                                     DECEMBER 31,              DECEMBER 31,
                                                                        1996                       1995
                                                                ---------------------     ---------------------
                                                                CARRYING       FAIR       CARRYING       FAIR
                                                                 AMOUNT        VALUE       AMOUNT        VALUE
                                                                --------     --------     --------     --------
                                                                             (DOLLARS IN THOUSANDS)
Financial assets:
  Cash and overnight investments.............................   $  9,493     $  9,493     $  7,166     $  7,166
Investment securities available for sale.....................     30,470       30,470       47,478       47,478
     Mortgage-backed securities held to maturity.............     75,083       73,250       91,244       89,895
     Loans, net..............................................     82,009       81,975       99,409       98,450
     Mortgage loans held for sale............................         --           --       12,874       13,271
Financial liabilities:
  Deposits...................................................    185,126      186,338      196,132      198,196
  Advances from FHLB.........................................        203          203       43,655       43,709
  Subordinated debentures....................................      2,750        2,750        2,750        2,895

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17. REGENT BANCSHARES CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                        1996            1995
                                                                                   --------------  --------------
                                     ASSETS
Cash.............................................................................  $          100  $          100
Other investment securities......................................................          51,082         247,381
Other assets.....................................................................          11,350          72,931
Investment in subsidiary.........................................................      10,873,903      12,836,662
                                                                                   --------------  --------------
  Total assets...................................................................  $   10,936,435  $   13,157,074
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities................................................................  $       53,719  $       53,718
Subordinated debentures..........................................................       2,750,000       2,750,000
Shareholders' equity.............................................................       8,132,716      10,353,356
                                                                                   --------------  --------------
  Total liabilities and shareholders' equity.....................................  $   10,936,435  $   13,157,074
                                                                                   --------------  --------------
                                                                                   --------------  --------------

CONDENSED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                           1996            1995          1994
                                                                      --------------  --------------  -----------
Dividend from subsidiary............................................  $           --  $      250,000  $   250,000
Interest income.....................................................           9,214           7,360        4,312
                                                                      --------------  --------------  -----------
  Total income......................................................           9,214         257,360      254,312
                                                                      --------------  --------------  -----------
Expenses:
  Interest..........................................................         220,191         219,606      217,612
  Other.............................................................          46,903          75,501       43,363
                                                                      --------------  --------------  -----------
     Total expenses.................................................         267,094         295,107      260,975
                                                                      --------------  --------------  -----------
Pretax loss.........................................................        (257,880)        (37,747)      (6,663)
Income tax benefit..................................................              --         (97,800)     (87,300)
                                                                      --------------  --------------  -----------
Income (loss) before equity
  in undistributed net income
  (loss) of subsidiary..............................................        (257,880)         60,053       80,637
Equity in undistributed net
  income (loss) of subsidiary.......................................      (2,438,104)     (3,186,650)     422,188
                                                                      --------------  --------------  -----------
Net income (loss)...................................................  $   (2,695,984) $   (3,126,597) $   502,825
                                                                      --------------  --------------  -----------
                                                                      --------------  --------------  -----------

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17. REGENT BANCSHARES CORP. (PARENT COMPANY ONLY) FINANCIAL
INFORMATION -- (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOW

                                                                                YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                           1996            1995          1994
                                                                      --------------  --------------  -----------
Cash flows from operating activities:
  Net income (loss).................................................  $   (2,695,984) $   (3,126,597) $   502,825
  Adjustments to reconcile net
     income (loss) to net cash
     (used in) provided by
     operating activities:
     Decrease (increase) in other assets............................          61,581          53,181      (80,819)
     Equity in undistributed net income (loss) of subsidiary........       2,438,104       3,186,650     (422,188)
     Increase in other liabilities..................................              --              --       26,883
                                                                      --------------  --------------  -----------
        Net cash (used in) provided by operating activities.........        (196,299)        113,234       26,701
                                                                      --------------  --------------  -----------
     Cash flows from investing activities:
        Decrease (increase) in investment securities................         196,299        (113,234)     (26,701)
        Increase in investment in subsidiary........................              --              --     (200,000)
                                                                      --------------  --------------  -----------
           Net cash provided by (used in) investing activities......         196,299        (113,234)    (226,701)
                                                                      --------------  --------------  -----------
     Cash flows from financing activities:
        Issuance of subordinated debentures.........................              --              --      200,000
                                                                      --------------  --------------  -----------
           Net cash provided by financing activities................              --              --      200,000
                                                                      --------------  --------------  -----------
     Net change in cash.............................................              --              --           --
     Cash, beginning of year........................................             100             100          100
                                                                      --------------  --------------  -----------
     Cash, end of year..............................................  $          100  $          100  $       100
                                                                      --------------  --------------  -----------
                                                                      --------------  --------------  -----------

18. SUBSEQUENT EVENTS

     On August 30, 1995, with the approval of the Board of Directors, Regent and the Bank entered into an Agreement and Plan of Merger (the Agreement) with Carnegie and its wholly owned subsidiary, CBNA which provided that Regent would be merged with and into Carnegie, and CBNA would be merged with and into the Bank.

     On January 14, 1997, Regent and the Bank executed an agreement (the "Termination Agreement") with Carnegie and CBNA, terminating the Agreement. Regent requested execution of the Termination Agreement because Regent's Board of Directors believed it to be in the best interests of Regent's shareholders if Regent remains independent. Pursuant to the Termination Agreement, Carnegie was reimbursed for $722 thousand of merger-related expenses Carnegie had incurred, and, in connection therewith, the Bank sold to Carnegie, with appropriate premium, $6.4 million of loan participations and servicing rights to such loans. Loan participations of $27.8 million were previously sold by the Bank to Carnegie.

     On March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors, one of whom is an officer at the Bank and the other of whom serves as legal counsel to the Bank. Regent used the proceeds from this sale to pay the interest due on its subordinated debentures on March 31, 1997.

================================================================================

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGENT SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Prospectus Summary.........................................       1
Risk Factors...............................................      10
Capitalization.............................................      14
Regent Stock Information...................................      16
Selected Consolidated Financial Data.......................      17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................................      19
Business...................................................      47
Supervision and Regulation.................................      53
Management.................................................      58
Principal Stockholders.....................................      65
Selling Stockholders.......................................      67
Certain Transactions.......................................      69
Plan of Distribution.......................................      70
Description of Capital Stock...............................      72
Interests of Named Experts and Counsel.....................      78
Available Information......................................      78
Index to Consolidated Financial Statements.................      80




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                                1,586,659 SHARES


                            REGENT BANCSHARES CORP.


                                  COMMON STOCK




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                                   PROSPECTUS
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                                AUGUST 14, 1997








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